UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _____ to _____

Commission file number 001-38671

CAPITAL BANCORP, INC.
(Exact name of registrant as specified in its charter)

Maryland	**52-2083046**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
2275 Research Boulevard, Suite 600, Rockville, Maryland 20850	**20850**
(Address of principal executive offices)	(Zip Code)

(301) 468-8848
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	CBNK	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: **None**.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2023 was $161.7 million.

As of March 13, 2024, the registrant had 13,903,570 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K will be found in the Company's definitive proxy statement for its 2024 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and such information is incorporated herein by this reference.

Capital Bancorp, Inc. and Subsidiaries

Annual Report on Form 10-K

Index

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

This Annual Report on Form 10-K and oral statements made from time-to-time by our representatives contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to our operations and the business environment in which we operate, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy, expectations, beliefs, projections, anticipated events or trends, growth prospects, financial performance, and similar expressions concerning matters that are not historical facts. These statements often include words such as "may," "believe," "expect," "anticipate," "potential," "opportunity," "intend," "endeavor," "plan," "estimate," "could," "project," "seek," "should," "will," or "would," or the negative of these words and phrases or similar words and phrases.

These forward-looking statements are subject to risks and uncertainties that could cause actual results, performance or achievements to differ materially from those projected. These risks and uncertainties, some of which are beyond our control, include, but are not limited to:

General Economic Conditions

• economic conditions (including the interest rate environment, government economic and monetary policies, the strength of global financial markets and inflation/deflation) that impact the financial services industry as a whole and/or our business;

• adverse developments in the banking industry such as, for example, by high-profile bank failures and the potential impact of such developments on customer confidence, liquidity, and regulatory responses to these developments;

• the concentration of our business in the Washington, D.C. and Baltimore, Maryland metropolitan areas and the effect of changes in economic, political and environmental conditions on these markets;

• interest rate risk associated with our business, including sensitivity of our interest earning assets and interest-bearing liabilities to changes in interest rates, and the impact to our earnings from changes in interest rates;

• geopolitical conditions, including acts or threats of terrorism, actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts, including the ongoing wars in Ukraine and the Middle East, which could impact business and economic conditions in the U.S. and abroad;

• the impact of recent or future changes in the Federal Deposit Insurance Corporation ("FDIC") insurance assessment rate or the rules and regulations related to the calculation of the FDIC insurance assessment amount, including any special assessments;

• potential changes in federal policy and at regulatory agencies as a result of the upcoming 2024 presidential election;

General Business Operations

• our ability to prudently manage our growth and execute our strategy;

• our plans to grow our commercial real estate and commercial business loan portfolios which may carry material risks of non-payment or other unfavorable consequences;

- adequacy of reserves, including our allowance for credit losses ("ACL");

- deterioration of our asset quality;

- risks associated with our residential mortgage banking business;

- risks associated with our OpenSky™ credit card division, including compliance with applicable consumer finance and fraud prevention regulations;

- results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our allowance for credit losses or to write-down assets;

- changes in the value of collateral securing our loans;

- our dependence on our management team and board of directors and changes in management and board composition;

- liquidity and operations risks associated with our business;

- our ability to maintain important customer deposit relationships and our reputation;

- operational risks associated with our business;

- strategic acquisitions we may undertake to achieve our goals;

- the sufficiency of our capital, including sources of capital and the extent to which we may be required to raise additional capital to meet our goals;

- fluctuations in the fair value of our investment securities;

- potential exposure to fraud, negligence, computer theft and cyber-crime;

- cybersecurity threats and incidents and related potential costs and risks, including reputation, financial and litigation risks;

- the adequacy of our risk management framework;

- our dependence on our information technology and telecommunications systems and the potential for any systems failures or interruptions;

- our dependence upon outside third parties for the processing and handling of our records and data;

- our ability to adapt to technological change;

- our engagement in derivative transactions;

- volatility and direction of market interest rates;

- increased competition in the financial services industry, particularly from regional and national institutions;

- changes to state rent control laws, which may impact the credit quality of multifamily housing loans;

- our involvement from time to time in legal proceedings, examinations and remedial actions by regulators;

- changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters;

- the financial soundness of other financial institutions;

- further government intervention in the U.S. financial system;

- climate change, including the enhanced regulatory, compliance, credit and reputational risks and costs;

- natural disasters and adverse weather, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, and other matters beyond our control; and

- other factors that are discussed in Item 1A. Risk Factors.

As you read and consider forward-looking statements, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions and can change as a result of many possible events or factors, not all of which are known to us or in our control. Although we believe that these forward-looking statements are based on reasonable assumptions, beliefs, and expectations, if a change occurs or our beliefs, assumptions, or expectations were incorrect, our business, financial condition, liquidity or results of operations may vary materially from those expressed in our forward-looking statements. You should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include those described under Item 1A. hereunder. You should keep in mind that any forward-looking statement made by us speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, and disclaim any obligation to, update or revise any industry information or forward-looking statements after the date on which they are made. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this document or elsewhere might not reflect actual results.

PART I

In this annual report, unless we state otherwise or the context otherwise requires, references to "we," "our," "us," "the Company" and "Capital" refer to Capital Bancorp, Inc. and its wholly owned subsidiaries, Capital Bank, N.A., which we sometimes refer to as "Capital Bank," "the Bank" or "our Bank," and Church Street Capital, LLC. "Church Street Capital" or "CSC" refer to our wholly owned subsidiary, Church Street Capital, LLC.

ITEM 1. BUSINESS

We are Capital Bancorp, Inc., a bank holding company and a Maryland corporation established in 1998, operating primarily through our wholly owned subsidiary, Capital Bank, N.A., a commercial-focused community bank based in the Washington, D.C. and Baltimore metropolitan areas. We serve businesses, not-for-profit associations and entrepreneurs throughout the region. Capital Bank is headquartered in Rockville, Maryland and operates a branch-lite model through four commercial bank branches, one mortgage office and two loan production offices.

Capital Bank currently operates three divisions: Commercial Banking, Capital Bank Home Loans, and OpenSky™. Our Commercial Banking division operates primarily in the Washington, D.C. and Baltimore metropolitan areas and focuses on providing personalized service to commercial clients throughout our area of operations. Capital Bank Home Loans and OpenSky™ both leverage Capital Bank's national banking charter to operate as national consumer business lines; Capital Bank Home Loans acts as our residential mortgage origination platform and OpenSky™ provides nationwide, digitally-based, unsecured credit cards as well as secured credit cards to under-banked populations and those looking to rebuild their credit scores.

In addition to the three divisions of Capital Bank, Church Street Capital also operates as a wholly owned subsidiary of Capital Bancorp, Inc. CSC originates and services a portfolio of primarily mezzanine loans with certain characteristics that do not meet Capital Bank's general underwriting standards, but command a higher rate of return.

In addition to its subsidiaries discussed above, Capital Bank, N.A. and Church Street Capital, Capital Bancorp, Inc. owns all of the stock of Capital Bancorp (MD) Statutory Trust I (the "Trust"). The Trust is a special purpose non-consolidated entity organized for the sole purpose of issuing trust preferred securities.

Commercial Banking Division

The Commercial Banking division operates out of four full service banking locations, each of which is in the Washington, D.C. Metropolitan Statistical Area ("MSA"), and its full service banking location in Columbia, Maryland in the Baltimore, Maryland MSA. Additionally, we have two loan production offices, one located in the Washington, D.C. area and one in Columbia, Maryland. Our Commercial Banking division's commercial loan officers and commercial real estate loan officers provide commercial and industrial, or C&I, commercial real estate, including lender finance loans, and construction lending solutions to business clients in Capital Bank's operating markets.

Lender finance loans are loans to companies used to purchase finance receivables or extend finance receivables to the underlying obligors and are secured primarily by the finance receivables held by our borrowers.

Construction lending is a core competency of our Commercial Banking division. Our construction loan portfolio provides Capital Bank with short duration, higher yield loans. Our construction lending is focused on commercial and residential construction projects within the Washington, D.C. and Baltimore-Columbia-Towson, Maryland metropolitan operating areas, with limited exposure to suburban subdivision tract development.

In addition to its loan officers who have incentives and goals to drive core deposit growth, our Commercial Banking division currently has a team of business development officers concentrating on continuing to diversify Capital Bank's funding sources away from wholesale funding and towards core deposit funding.

Capital Bank Home Loans Division

Capital Bank Home Loans ("CBHL") originates conventional and government-guaranteed residential mortgage loans on a national basis, for sale into the secondary market and in certain circumstances for our loan portfolio. Loans sold into the secondary market are sold servicing released. Our residential loan portfolio aims to retain high-quality, lower risk loans which support the Company's business strategies. A portion of the retained residential portfolio is represented by mortgage loans on primary residences within Capital Bank's operating markets to individuals who own businesses where Capital Bank may also pursue a commercial lending relationship and has a vested interest in maintaining the fullest possible control of the lending relationship.

In 2023, as the mortgage refinance market continued to contract in response to increasing market interest rates, CBHL continued to focus on purchase originations. Purchase origination volume was 91.7% for the year ended December 31, 2023, compared to 80.6% for the year ended December 31, 2022.

Approximately 62.8% of CBHL loan originations by volume occur within Capital Bank's operating markets in Maryland, Virginia and Washington, D.C. The remainder of originations are national in scope and originate primarily through a consumer direct channel that utilizes consumer marketing, including through social media applications.

OpenSky™ Secured Credit Card Division

The OpenSky™ Division provides secured, partially secured and unsecured credit cards on a nationwide basis.

The secured credit cards require a minimum initial deposit of $200 and permit maximum initial deposits of $3,000 per card and $10,000 per individual. This business line focuses on under-banked populations and those looking to rebuild their credit scores. In order to obtain a secured credit card from us, the customer must select a credit line amount that the customer is willing to secure with a matching deposit amount. A deposit equal to the full credit limit of the card is made into a noninterest-bearing demand account with the Bank. Once the account is opened, the deposit is required to be maintained throughout the life of the card. The customer's funding of the deposit account is collateral and it is not a consideration in the credit card approval process, but is a prerequisite to activating the credit line. Once the customer's deposit account has been funded, the credit line is activated and the collateral funds are generally available to absorb any losses on the account that may occur. Given the secured nature of the cards, credit checks are not required at the time of application.

The partially secured credit card uses our proprietary scoring model, which considers among other things, credit score and repayment history (typically a minimum of six months of on-time repayments, but ultimately determined on a case-by-case basis), to offer certain existing customers an unsecured line in excess of their secured line of credit. As each customer's secured account ages, we obtain credit scores to baseline the customer's improvement as an input into any decision to extend unsecured credit.

The unsecured credit card was added, for qualifying customers, in the fourth quarter of 2021 to expand the OpenSky™ product offering. The addition of the unsecured card allows for an uninterrupted experience for OpenSky™ customers who can now more easily continue in their journey from a secured to unsecured credit card.

OpenSky™ cards operate on a fully digital and mobile platform with all marketing and application procedures conducted through its website or mobile applications. OpenSky™ credit cards have floating interest rates, which are beneficial to us in a rising rate environment, and we believe the OpenSky™ secured credit card product may provide a counter-cyclical benefit as more people may wish to enter its target segment of credit rebuilders during an economic downturn. Credit card eligibility for all product offerings is based on identity and income verification. Our prior experience has shown that approximately 20% of our secured credit cards will experience a charge-off within the first year of issuance primarily due to the relative inexperience of this under-banked population in effectively managing credit card debt. As of December 31, 2023, approximately 12.3% of our secured credit card portfolio was delinquent by 30 days or more.

Capital Bank evaluates its OpenSky™ customers using analytics that track consumer behaviors and score each customer on risk and behavior metrics. These real-time monitoring capabilities give our management insight into the credit trends of our portfolio on a consumer-by-consumer basis, allowing us to identify potential fraud situations and mitigate any associated losses, as well as to obtain insights into how to optimize the profitability and life cycle of each account. The model utilizes data proprietary to Capital Bank.

Our Business Strategy

Regulations, technology and competition have fundamentally impacted the economics of the banking sector. We believe that by using technology-enabled strategies and advice-based solutions, we can deliver attractive shareholder returns in excess of our cost of capital. We have adopted the following strategies that we believe will continue to drive growth while maintaining consistent profitability and enhancing shareholder value:

Deliver premium advice-based solutions that drive organic loan and core deposit growth with corresponding net interest margin

- Serve as financial partners to our customers, helping them to grow their businesses through advice-based financial solutions;

- Endeavor to provide comprehensive loan and deposit solutions to our customers that are tailored to their needs, and leverage data, analytics, and financial technology to improve the customer experience;

- Scale our consumer fee-based platforms by investing in fintech capabilities and digital marketing to deliver high impact products and services and differentiated customer experience;

- Capitalize on market dislocation from recent in-market acquisitions to continue to attract top sales talent, and acquire new commercial banking relationships from local competitors; and

- Selectively add banking centers where sales teams have already proved an ability to capture market share and leverage customer relationships.

Leverage technology to improve the customer experience and loyalty and deliver operational efficiencies

- Use solution structuring and customized technology implementation as differentiators to add value to clients with complex needs and enhance our relationships within our existing customer base;

- Deploy technologies that better support our lending associates and simplify our processes;

- Maximize the potential of web-based and mobile banking applications to drive core funding while maintaining our branch-lite business model; and

- Enhance cross-selling capabilities among our OpenSky™, Capital Bank Home Loans and Commercial Banking division customers.

Increase scale in our consumer fee-based platforms through delivery of high value products and services

- Utilize our customer acquisition system, Apollo, and leverage our investment in a new core processing system, together with our expertise in data, analytics and marketing, to deliver new products and services and grow our secured credit card business;

- Retain OpenSky™ customers that "graduate" from our secured credit product through the limited use of partially and fully unsecured credit products; and

- Expand our purchase-oriented mortgage loan sales both in-market and in adjacent markets through the hiring of qualified mortgage originators and continue to improve on our direct to consumer marketing channels.

Pursue acquisitions opportunistically

•   Seek strategic acquisitions in the Washington, D.C., Baltimore, Maryland, and surrounding metropolitan areas;

•   Evaluate specialty finance company opportunities where we can add value through increasing interest and fee income and leveraging our management's expertise and existing strategic assets; and

•   Use our management's and Board's expertise to structure transactions that minimize the integration and execution risk for the Bank.

Sustainability

We aspire to be the most valued and trusted community bank within the markets we serve. We understand our obligation to both our shareholders and the communities we serve -- to be an institution that achieves superior financial performance, while contributing to society through the delivery to our customers of services that enlarge access, equity and opportunity.

We focus our environmental, social, and governance ("ESG") efforts on issues that are important to our business and to our key stakeholders. Our mission is to support businesses, help people and strengthen communities, as well as to grow our operations and revenue. Essential to this mission is our commitment to provide long-term, sustainable financial and social value to our stakeholders, including the communities we serve, our shareholders and our employees.

Employees and Human Capital Resources

At December 31, 2023, we employed 299 persons, of which 277 were employed on a full-time basis. None of our employees are represented by any collective bargaining unit or are a party to a collective bargaining agreement. We believe the relationship with our employees to be excellent and we have been named a Best Bank to Work For by American Banker for four of the past five years. Our ability to attract and retain employees is a key to our success. We offer a competitive total rewards program to our employees, flexible work arrangements, and monitor the competitiveness of our compensation and benefits programs in our various market areas.

The Company prides itself on being a values-driven organization, where employees are empowered to share Ideas that keep the organization on track. Our company core values guide each team member to:

•   Act as an Owner

•   Practice Balanced Risk Management

•   Challenge the Norm

•   Leverage the Team

We believe that these values enable our success with our customers and have helped us build a fun, vibrant and accountability driven culture. In addition, we are committed to developing our staff through internal/external training programs, including through use of online training resources and by affording all levels of leadership within the organization to participate in leadership development programs.

Available Information

The Company provides access to its SEC filings through its website at www.capitalbankmd.com. After accessing the website, the filings are available upon selecting "Investor Relations." Reports available include the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after the reports are electronically filed with or furnished to the SEC. Further, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information on, or accessible through, our website or any other website cited in this Annual Report on Form 10-K is not part of, or incorporated by reference into, this Annual Report on Form 10-K and should not be relied upon in determining whether to make an investment decision.

SUPERVISION AND REGULATION

General

We are extensively regulated under both federal and state law. These laws restrict permissible activities and investments and require compliance with various consumer protection provisions applicable to lending, deposit, brokerage and fiduciary activities. They also impose capital adequacy requirements and conditions on a bank holding company's ("BHC") ability to repurchase stock or to receive dividends from its subsidiary banks. We are subject to comprehensive examination and supervision by the Board of Governors of the Federal Reserve ("Federal Reserve"), and the Bank is subject to comprehensive examination and supervision by the Office of the Comptroller of the Currency ("OCC"). We are required to file with the Federal Reserve quarterly and annual reports and such additional information as the Federal Reserve may require pursuant to the Bank Holding Company Act of 1956 ("BHC Act"). The Federal Reserve may conduct examinations of BHCs and their subsidiaries. The Bank's deposits are insured by the FDIC, through the Deposit Insurance Fund ("DIF"). As a result of this deposit insurance function, the FDIC also has certain supervisory authority and powers over the Bank as well as all other FDIC insured institutions. The Company's and the Bank's regulators generally have broad discretion to impose restrictions and limitations on our operations. Bank regulation is intended to protect depositors and consumers and not shareholders. This supervisory framework could materially and adversely impact the conduct and profitability of our activities.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the text of the applicable statutory and regulatory provisions. Legislative and regulatory initiatives, which necessarily impact the regulation of the financial services industry, are introduced from time to time. We cannot predict whether or when potential legislation or new regulations will be enacted, and if enacted, the effect that new legislation or any implemented regulations and supervisory policies would have on our financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), by way of example, contains a comprehensive set of provisions designed to govern the practices and oversight of financial institutions and other participants in the financial markets. The Dodd-Frank Act made extensive changes in the regulation of financial institutions and their holding companies. Some of the changes brought about by the Dodd-Frank Act were modified by the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 (the "Regulatory Relief Act"), signed into law on May 24, 2018. The Dodd-Frank Act has increased the regulatory burden and compliance costs borne by the Company. The Dodd-Frank Act also modified the standard by which state consumer financial laws may be applied to national banking associations, such as the Bank. The application of that standard by state regulators and the courts may cause the Bank's compliance burden and costs to increase. Moreover, bank regulatory agencies appear to be increasingly aggressive in responding to concerns and trends identified in examinations, which could result in higher frequency initiation of enforcement actions against financial institutions to address credit quality, liquidity, risk management and capital adequacy, as well as other safety and soundness concerns.

Regulation of Capital Bancorp, Inc.

We are registered as a BHC under the BHC Act and are subject to regulation and supervision by the Federal Reserve. The BHC Act requires us to secure the prior approval of the Federal Reserve before we own or control, directly or indirectly, more than 5% of the voting shares or substantially all of the assets of any bank or thrift, or merge or consolidate with another bank or thrift holding company. Further, under the BHC Act, our activities and those of any nonbank subsidiary are limited to: (i) those activities that the Federal Reserve determines to be so closely related to banking as to be a proper incident thereto, and (ii) investments in companies not engaged in activities closely related to banking, subject to quantitative limitations on the value of such investments. Prior approval of the Federal Reserve may be required before engaging in certain activities. In making such determinations, the Federal Reserve is required to weigh the expected benefits to the public, such as greater convenience, increased competition and gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices.

Regulation of Capital Bank

The operations and investments of our Bank are subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the OCC as well as other federal banking statutes and regulations, including with respect to the level of reserves that our Bank must maintain against deposits, restrictions on the types, amount, and terms and conditions of loans it may originate, and limits on the types of other activities in which our Bank may engage and the investments that it may make. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices and other violations of law. Because our Bank's deposits are insured by the FDIC to the maximum extent provided by law, it is also subject to certain FDIC regulations, and the FDIC has backup examination authority and some enforcement powers over our Bank. If, as a result of an examination of our Bank, the regulators should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank's operations are unsatisfactory or that the Bank or our management is violating or has violated any law or regulation, various remedies are available to the regulators. Such remedies include the power to enjoin unsafe or unsound practices, require affirmative action to correct any conditions resulting from any violation or practice, issue an administrative order that can be judicially enforced, direct an increase in capital, restrict growth, assess civil monetary penalties and remove officers and directors. The regulators also may request the FDIC to terminate the Bank's deposit insurance.

Capital Adequacy Guidelines

Bank holding companies and banks are subject to various regulatory capital requirements administered by state and federal agencies. See "Part II, Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 14, Capital Standards" for additional regulatory capital information, including the Bank's and Company's Leverage Ratio as of December 31, 2023.

Community Reinvestment Act

The CRA requires the federal banking regulatory agencies to assess all financial institutions that they regulate to determine whether these institutions are meeting the credit needs of the communities they serve, including their assessment area(s) (as established for these purposes in accordance with applicable regulations based principally on the location of branch offices). In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve," or "unsatisfactory." A rating that is less than "satisfactory" may substantially inhibit the Bank's opportunities for future growth. An institution's record in meeting the requirements of the CRA is based on a performance-based evaluation system, and is made publicly available and is taken into consideration in evaluating any applications it files with federal regulators to engage in certain activities, including approval of a branch or other deposit facility, mergers and acquisitions, office relocations, and expansions into non-banking activities. Our Bank received an "outstanding" rating in its most recent CRA evaluation which was in 2021.

In October 2023, the OCC, together with the FRB and FDIC, issued a joint final rule to modernize the CRA regulatory framework. The final rule is intended, among other things, to adapt to changes in the banking industry, including the expanded role of mobile and online banking, and to tailor performance standards to account for differences in bank size and business models. The final rule introduces new tests under which the performance of banks with over $2 billion in assets will be assessed. The new rule also includes data collection and reporting requirements, some of which are applicable only to banks with over $10 billion in assets. Most provisions of the final rule will become effective on January 1, 2026, and the data reporting requirements will become effective on January 1, 2027.

Anti-Terrorism, Money Laundering Legislation and OFAC

The Bank is subject to the Bank Secrecy Act and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"). These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. The principal requirements for an insured depository institution include (i) establishment of an anti-money laundering program that includes training and audit components, (ii) establishment of a "know your customer" program involving due diligence to confirm the identities of persons seeking to open accounts and to decline to open accounts for those persons unable to demonstrate their identities, (iii) the filing of currency transaction reports for deposits and withdrawals of large amounts of cash and suspicious activities reports for activity that might signify money laundering, tax evasion or other criminal activities, (iv) additional precautions for accounts sought and managed for non-U.S. persons and (v) verification and certification of money laundering risk with respect to private banking and foreign correspondent banking relationships. For many of these tasks, a bank must keep records to be made available to its primary federal regulator. Anti-money laundering rules and policies are developed by a bureau within the Financial Crimes Enforcement Network, but compliance by individual institutions is overseen by its primary federal regulator.

The Bank has established anti-money laundering and customer identification programs and it maintains records of cash purchases of negotiable instruments, files reports of certain cash transactions exceeding $10,000 (daily aggregate amount), and reports suspicious activity that might signify money laundering, tax evasion or other criminal activities pursuant to the Bank Secrecy Act.

The Treasury Department's Office of Foreign Assets Control ("OFAC") administers and enforces economic and trade sanctions against targeted foreign countries, persons, non-governmental organizations, associations, and criminal networks, among others, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons that are the target of sanctions, including the List of Specially Designated Nationals and Blocked Persons. Financial institutions are responsible for, among other things, blocking accounts of and transactions with sanctioned persons and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked and rejected transactions after their occurrence. If the Company or the Bank finds a name or other information on any transaction, account or wire transfer that is on an OFAC list or that otherwise indicates that the transaction involves a target of an OFAC-administered sanctions program, the Company or the Bank generally must freeze or block such account or transaction, file a suspicious activity report, and notify the appropriate authorities. Banking regulators examine banks for compliance with the economic sanctions regulations administered by OFAC.

The Bank has implemented policies and procedures to comply with the foregoing requirements.

Federal Home Loan Bank Membership

The Bank is a member of the FHLB. Each member of the FHLB is required to maintain a minimum investment in the Class B stock of the FHLB. The Board of Directors of the FHLB can increase the minimum investment requirements in the event it has concluded that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase the level of investment in the FHLB depends entirely upon the occurrence of a future event, the Company is unable to determine the extent of future required potential payments to the FHLB. Additionally, if a member financial institution fails, the right of the FHLB to seek repayment of funds loaned to that institution will take priority (a super lien) over the rights of all other creditors.

Dividends and Share Repurchases

The ability of the Company to pay dividends or to repurchase its common stock, and the ability of the Bank to pay dividends to the Company, may be restricted due to several factors including: (a) the Maryland General Corporate Law ("MGCL," in the case of the Company), (b) covenants contained in any subordinated debentures and borrowing agreements in existence now or that may exist in the future, (c) restrictions on the ability of the Bank to declare dividends under the National Bank Act and OCC regulations (in the case of the Bank), and (d) the general supervisory authority of the FRB and the OCC. Our ability to pay dividends to our stockholders or to repurchase shares of our common stock is subject to the restrictions set forth in the MGCL.

Notification to the FRB is required prior to our declaring and paying a cash dividend to our stockholders during any period in which our quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Under such circumstances, we may not pay a dividend should the FRB object until such time as we receive approval from the FRB or no longer need to provide notice under applicable regulations. In addition, prior approval of the FRB may be required in certain circumstances prior to our repurchasing shares of our common stock.

In connection with the decision regarding dividends and share repurchase programs, our Board will take into account general business conditions, our financial results, projected cash flows, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by the Bank to the Company and such other factors as may be deemed relevant. We can provide no assurance that we will continue to declare dividends on a quarterly basis or otherwise or to repurchase shares of our common stock. The declaration of dividends by the Company is subject to the discretion of our Board.

Customer Information Privacy and Cybersecurity

The FRB and other bank regulatory agencies have adopted guidelines for safeguarding confidential, personal, non-public customer information. These guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information, and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. We have adopted a customer information security program to comply with these requirements.

The Gramm-Leach-Bliley Act of 1999 (the "GLBA") requires financial institutions to implement policies and procedures regarding the disclosure of non-public personal information about consumers to non-affiliated third parties. The GLBA requires disclosures to consumers on policies and procedures regarding the disclosure of such non-public personal information and, except as otherwise required by law, prohibits disclosing such information except as provided in the Bank's policies and procedures. We have implemented privacy policies addressing these restrictions that are distributed regularly to all existing and new customers of the Bank.

In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing Internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

In November 2021, the federal bank regulatory agencies issued a joint rule establishing computer-security incident notification requirements for banking organizations and their service providers. This rule requires new notification requirements when a banking organization experiences a computer-security incident.

State regulators have been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements.

In July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents experienced and describe the material aspects of their nature, scope and timing. The rules, which supersede previously interpreted guidance published in February 2018, also require annual disclosures describing a company's cybersecurity risk management, strategy and governance. These SEC rules, and any other regulatory guidance, are in addition to notification and disclosure requirements under state and federal banking law and regulations. See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of the Company's risk management strategies and governance processes related to cybersecurity.

Interchange Fees

Under the Durbin Amendment to the Dodd-Frank Act, the FRB adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are "reasonable and proportional" to the costs incurred by issuers for processing such transactions. Interchange fees or "swipe" fees are charges that merchants pay to the Company and other card-issuing banks for processing electronic payment transactions. The FRB has ruled that for financial institutions with assets of $10 billion or more the maximum permissible interchange fee for an electronic debit transaction is the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction. The FRB also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product. In October 2023, the Federal Reserve issued a proposal under which the maximum permissible interchange fee for an electronic debit transaction would be the sum of 14.4 cents per transaction and 4 basis points multiplied by the value of the transaction. While financial institutions with less than $10 billion in assets, like the Company, are exempt, there is concern that these requirements will eventually be pushed down to all financial institutions, which would negatively impact the Company's non-interest income.

Consumer Financial Protection Bureau

The Dodd-Frank Act created a new, independent federal agency called the Consumer Financial Protection Bureau ("CFPB"), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy Provisions of the Gramm-Leach-Bliley Act, and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive, or abusive practices in connection with the offering of consumer financial products. In January 2024, the CFPB proposed rules that would subject (with certain exceptions) overdraft services provided by financial institutions with more than $10 billion in assets to the provisions of the Truth in Lending Act and other consumer financial protection laws. Although the CFPB excluded banks with under $10 billion in assets from this rule, the Company is currently evaluating the potential impact of the proposed rules and monitoring developments with respect thereto based on the CFPB's apparent concern around deposit-related fee assessment. On March 5, 2024, the CFPB issued a final rule amending provisions in Regulation Z that govern credit card late fee charges to lower the safe harbor amount for past due fees that a credit card issuer can charge on consumer credit card accounts from up to $41 to $8 and eliminates a higher safe harbor dollar amount for late fees for subsequent violations of the same type. This rule only applies to card issuers, that together with their affiliates, have one million or more open credit card accounts. Smaller card issuers, like the Bank, may continue to charge a higher safe harbor threshold for credit card late fees and automatically increase the safe harbor dollar amount based on the Consumer Price Index. Although the final rule exempts smaller card issuers, the Company will continue to monitor penalty fee policies, particularly as the CFPB and other regulators have demonstrated a focus on regulating so-called junk fees.

Deposit Insurance

The Bank is a national banking association, regulated by the OCC. The Bank accepts deposits, and those deposits have the benefit of FDIC insurance up to the applicable limits established by law. The applicable statutory limit for FDIC insurance for most types of accounts is $250,000.

Under the FDIC's risk-based deposit premium assessment system, the assessment rates for an insured depository institution are determined by an assessment rate calculator, which is based on a number of elements that measure the risk each institution poses to the Deposit Insurance Fund. The calculated assessment rate is applied to average consolidated assets less the average tangible equity of the insured depository institution during the assessment period to determine the dollar amount of the quarterly assessment. Under the current system, premiums are assessed quarterly and could increase if, for example, criticized loans and leases and/or other higher risk assets increase or balance sheet liquidity decreases.

Under the Federal Deposit Insurance Act, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. In the event any insured depository institution, such as the Bank, is placed into FDIC receivership due to the termination of deposit insurance, or for any other reason, and the institution is sold or liquidated, the chances of the institution's parent BHC's shareholders recovering any value is very unlikely.

ITEM 1A. RISK FACTORS.

Ownership of our common stock involves certain risks. The risks and uncertainties described below are not the only ones we face. You should carefully consider the risks described below, as well as all other information contained in this Annual Report on Form 10-K. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to Our Business

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

Our performance could be negatively impacted to the extent there is deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, which have direct or indirect impacts on us, our customers and/or our counterparties. All of these factors can individually or in the aggregate be detrimental to our business, and the interplay between these factors can be complex and unpredictable. Adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Adverse developments affecting financial institutions or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds, including the resulting media coverage, have in the past and may in the future lead to market-wide liquidity problems and eroded customer confidence in the banking system. For example, on March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation ("DFPI"), on March 12, 2023, Signature Bank was closed by the New York State Department of Financial Services and on May 1, 2023, First Republic Bank was closed by the DFPI, and in each case the FDIC was appointed as receiver for the failed institution. These banks had elevated levels of uninsured deposits, which may be less likely to remain at the bank over time and less stable as a source of funding than insured deposits. These failures led to volatility and declines in the market for bank stocks and questions about depositor confidence in depository institutions.

These events have led to a greater focus by institutions, investors and regulators on the on-balance sheet liquidity of and funding sources for financial institutions, the composition of their deposits, including the amount of uninsured deposits, the amount of accumulated other comprehensive loss, capital levels and interest rate risk management.

In connection with high-profile bank failures, uncertainty and concern has been, and may in the future be further, compounded by advances in technology that increase the speed at which deposits can be moved, as well as the speed and reach of media attention, including social media, and its ability to disseminate concerns or rumors, in each case potentially exacerbating liquidity concerns. While the Department of the Treasury, the FRB, and the FDIC have made statements ensuring that depositors of recently failed banks would have access to their deposits, including uninsured deposit accounts, there is no guarantee that such actions will be successful in restoring customer confidence in regional banks and the banking system more broadly. In addition, the banking operating environment and public trading prices of banking institutions can be highly correlated, in particular during times of stress, which could materially and adversely impact the trading prices of our common stock and potentially our results of operations.

Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2023, approximately 41.6% of our deposits were uninsured and we rely on these deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

Inflation and rapid increases in interest rates have led to a decline in the fair value of securities portfolios with yields below current market interest rates. The FRB announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, the FRB and the FDIC will, in the future, provide access to uninsured funds in the event of the closure of other banks or financial institutions in a timely fashion or at all. If such levels of market disruption and volatility continue, there can be no assurance that we will not experience adverse effects, which may materially affect the market price of our common stock and/or our liquidity, financial condition and profitability.

Our commercial business and operations are concentrated in the Washington, D.C. and Baltimore metropolitan areas and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy.

As of December 31, 2023, approximately 86.8% of our loans held for investment (measured by dollar amount) were made to borrowers who live or conduct business in the Washington, D.C. and Baltimore metropolitan areas. Therefore, our success depends upon the general economic conditions in this area, which we cannot predict with any degree of certainty. A downturn in the local economy generally could make it more difficult for our borrowers to repay their loans and may lead to loan losses that would not be offset by operations in other markets; it may also reduce the ability of our depositors to make or maintain deposits with us. For these reasons, any regional or local economic downturn that affects the Washington, D.C. and Baltimore metropolitan areas, or existing or prospective borrowers or depositors in the Washington, D.C. and Baltimore metropolitan areas could have a material adverse effect on our business, financial condition and results of operations.

Our customers and businesses in the Washington, D.C. metropolitan area may be adversely impacted as a result of changes in government spending.

The Washington, D.C. metropolitan area is characterized by a significant number of businesses that are federal government contractors or subcontractors, or which depend on such businesses for a significant portion of their revenues. The impact of a decline in federal government spending, a reallocation of government spending to different industries or different areas of the country or a delay in payments to such contractors could have a ripple effect. Temporary layoffs, staffing freezes, salary reductions or furloughs of government employees or government contractors could have adverse impacts on other businesses in the Company's market and the general economy of the greater Washington, D.C. metropolitan area, and may indirectly lead to a loss of revenues by the Company's customers, including vendors and lessors to the federal government and government contractors or to their employees, as well as to a wide variety of commercial and retail businesses and the local housing market. Accordingly, such potential federal government activities could lead to increases in past due loans, nonperforming loans, loan loss reserves and charge-offs, and to a corresponding decline in liquidity.

We may not be able to measure and limit our credit risk adequately, which could lead to unexpected losses.

The primary component of our business involves making loans to customers. The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid in a timely manner or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. A failure to measure and limit the credit risk associated with our loan portfolio effectively could lead to unexpected losses and have a materially adverse effect on our business, financial condition and results of operations.

Our Allowance for Credit Losses may prove to be insufficient to absorb life-time losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

Under the current expected credit loss model ("CECL"), the ACL on loans is a valuation allowance estimated at each balance sheet date in accordance with U.S. generally accepted accounting principles ("GAAP") that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. We estimate the ACL on loans based on the underlying assets' amortized cost basis, which is the amount at which the financing receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, and net deferred fees or costs, collection of cash, and charge-offs. Expected credit losses are reflected in the ACL through a charge to the provision for credit loss expense. When we deem all or a portion of a financial asset to be uncollectible the appropriate amount is written off and the ACL is reduced by the same amount. We apply judgment to determine when a financial asset is deemed uncollectible; however, generally speaking, an asset will be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACL when received.

We measure expected credit losses of financial assets on a collective (pool) basis, when the financial assets share similar risk characteristics. Depending on the nature of the pool of financial assets with similar risk characteristics, we use a discounted cash flow method or a loss-rate method to estimate expected credit losses. Our methodologies for estimating the ACL consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that are reasonable and supportable, to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed. Our methodologies revert back to historical loss information on a straight-line basis over eight quarters when it can no longer develop reasonable and supportable forecasts.

Loans that do not share risk characteristics are evaluated on an individual basis. For collateral dependent financial assets where we have determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and we expect repayment of the financial asset to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the financial asset exceeds the present value of expected cash flows from the operation of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized costs basis of the financial asset exceeds the fair value of the underlying collateral less estimated cost to sell. The ACL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the financial asset.

As of December 31, 2023, our ACL as a percentage of total loans was 1.50% and as a percentage of total nonperforming loans was 178.34%. Additional credit losses will likely occur in the future and may occur at a rate greater than we have previously experienced. We may be required to take additional provisions for credit losses in the future to further supplement our ACL, either due to management's decision to do so or requirements by our banking regulators. In addition, bank regulatory agencies will periodically review our ACL and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to recognize future charge-offs. These adjustments could have an adverse effect on our business, financial condition and results of operations.

The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers' ability to repay loans.

Small- to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. If our borrowers are unable to repay their loans, our business, financial condition and results of operations could be materially and adversely affected.

Our commercial real estate and real estate construction loan portfolio exposes us to credit risks that may be greater than the risks related to other types of loans.

These loans typically involve repayment that depends upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio could require us to increase our allowance for credit losses, which would reduce our profitability and could have a material adverse effect on our business, financial condition and results of operations.

Construction loans also involve risks because loan funds are secured by a project under construction and the project is of uncertain value prior to its completion. It can be difficult to accurately evaluate the total funds required to complete a project, and construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, we may be unable to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project, incur taxes, maintenance and compliance costs for a foreclosed property and may have to hold the property for an indeterminate period of time, any of which could materially and adversely affect our business, financial condition and results of operations.

Because a significant portion of our loan portfolio held for investment is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

Adverse developments affecting real estate values and the liquidity of real estate in our primary markets could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operations. If real estate values decline, it is more likely that we would be required to increase our allowance for credit losses, which would adversely affect our business, financial condition and results of operations.

A portion of our loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could expose us to credit losses.

In general, these loans are collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment, and most are backed by a personal guaranty of the borrower or principal. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage that may expose us to credit losses and could materially and adversely affect our business, financial condition and results of operations.

System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses.

Our computer systems and network infrastructure could be vulnerable to hardware and cybersecurity issues. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations.

Our operations are also dependent upon our ability to protect our computer systems and network infrastructure, including our digital, mobile and internet banking activities, against damage from physical break-ins, cybersecurity breaches and other disruptive problems. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our internet banking services by current and potential customers. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may need to take our systems off-line if they become infected with malware or a computer virus or as a result of another form of cyber-attack. In the event that backup systems are utilized, they may not process data as quickly as our primary systems and some data might not have been saved to backup systems, potentially resulting in a temporary or permanent loss of such data. In addition, our ability to implement backup systems and other safeguards with respect to third-party systems is more limited than with respect to our own systems. We frequently update our systems to support our operations and growth and to remain compliant with applicable laws, rules and regulations. These updates entail significant costs and create risks associated with implementing new systems and integrating them with existing ones, including business interruptions. Implementation and testing of controls related to our computer systems, security monitoring, and retaining and training personnel required to operate our systems also entail significant costs.

We face security risks, including denial of service attacks, hacking, malware intrusion and data corruption attempts, and identity theft that could result in the disclosure of confidential information, materially and adversely affect our business or reputation, and create significant legal and financial exposure.

Our business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary, and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks.

We, our customers, regulators, and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks. These cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, ransomware, improper access by employees or vendors, attacks on personal email of employees, ransom demands to not exploit security vulnerabilities in our systems or the systems of third parties, and other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees, our customers, or of third parties, and damage to our systems that could otherwise materially disrupt our or our customers' or other third parties' network access or business operations. As cyber-threats continue to evolve, we may be required to expend significant additional resources to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents. Despite efforts to ensure the integrity of our systems and implement controls, processes, policies and other protective measures, we may not be able to anticipate all security breaches, nor may we be able to implement sufficient preventive measures against such security breaches, which may expose us to material losses and other material adverse consequences.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. Even the most advanced internal control environment may be vulnerable to compromise. The techniques used by cyber criminals change frequently, may not be recognized until launched, and may not be recognized until well after a breach has occurred. The speed at which new vulnerabilities are discovered and exploited, often before security patches are published, continues to rise. The risk of a security breach caused by a cyber-attack on a vendor or by unauthorized vendor access has also increased in recent years.

Cyber-attacks or other security breaches, whether directed at us or third parties, may result in a material loss or have other material adverse consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. Hacking of personal information and identity theft risks, in particular, could cause serious reputational harm. A successful penetration or circumvention of system security could cause us serious negative consequences, including our loss of customers and business opportunities, costs associated with maintaining business relationships after an attack or breach, significant business disruption to our operations and business, misappropriation, exposure or destruction of our confidential information, intellectual property, funds and/ or those of our customers; or damage to our or our customers' and/or third parties' computers or systems, and could result in a violation of applicable privacy and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs, and could materially and adversely impact our results of operations, liquidity and financial condition. In addition, we may not have adequate insurance coverage to compensate for losses from a cybersecurity event.

Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to recover the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other real estate owned ("OREO") and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our combined and consolidated financial statements may not reflect the correct value of our OREO, and our allowance for credit losses may not reflect accurate loan impairments. This could have a material, adverse effect on our business, financial condition or results of operations.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. Our inability to manage the amount of costs or the risks associated with the ownership of real estate, or write-downs in the value of OREO, could have a material adverse effect on our business, financial condition and results of operations.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such could have a materially adverse effect on our business, financial condition and results of operation.

A lack of liquidity could impair our ability to fund operations and adversely impact our business, financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, sales of our investment securities, sales of loans or other sources could materially and adversely impact our ability to originate loans, invest in securities, meet our expenses or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

We have several large depositor relationships, the loss of which could force us to fund our business through more expensive and less stable sources.

As of December 31, 2023, our 10 largest non-brokered depositors accounted for $267.7 million in deposits, or approximately 14.1% of our total deposits. Withdrawals of deposits by any one of our largest depositors could force us to rely more heavily on borrowings and other sources of funding for our business, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our mortgage banking division may not continue to provide us with significant noninterest income.

The residential mortgage business is highly competitive and highly susceptible to changes in market interest rates, consumer confidence levels, employment statistics, the capacity and willingness of secondary market purchasers to acquire and hold or securitize loans, and other factors beyond our control. Additionally, in many respects, the traditional mortgage origination business is relationship-based, and dependent on the services of individual mortgage loan officers. The loss of services of one or more loan officers could have the effect of reducing the level of our mortgage production, or the rate of growth of production. As a result of these factors, we cannot be certain that we will be able to maintain or increase the volume or percentage of revenue or net income produced by our residential mortgage business.

We earn income by originating residential mortgage loans for resale in the secondary mortgage market, and disruptions in that market could reduce our operating income.

Historically, as part of our focus on loan origination and sales activities, we enter into formal commitments and informal agreements with larger banking companies and mortgage investors earning the Bank income from these sales. Under these arrangements, we originate single-family mortgages that are priced and underwritten to conform to previously agreed criteria before loan funding and are delivered to the investor shortly after funding.

Disruptions in the secondary market may not only affect us but also the ability and desire of mortgage investors and other banks to purchase residential mortgage loans that we originate. As a result, we may not be able to maintain or grow the income we receive from originating and reselling residential mortgage loans. Additionally, we hold certain mortgage loans that we originated for sale, increasing our exposure to interest rate risk and adverse changes in the value of the residential real estate that serves as collateral for the mortgage loan prior to sale.

Our financial condition, earnings and asset quality could be adversely affected if we are required to repurchase loans originated for sale by our mortgage banking division.

The Bank originates residential mortgage loans for sale to secondary market investors, subject to contractually specified recourse provisions. Because the loans are intended to be originated within investor guidelines, using designated automated underwriting and product-specific requirements as part of the loan application, the loans sold have a limited recourse provision. Should loan repurchases become a material issue, our earnings and asset quality could be adversely impacted, which could materially and adversely impact our business, financial condition and results of operations.

Delinquencies and credit losses from our OpenSky™ credit card division could adversely affect our business, financial condition and results of operations.

Our OpenSky™ Division provides secured, partially secured, and unsecured credit cards on a nationwide basis to under-banked populations and those looking to rebuild their credit scores. Although some OpenSky™ credit cards are fully or partially secured, losses may occur as a result of fraud, or when the account exceeds its established limit or if a cardholder ceases to maintain the account in good standing. Fraud, such as identity fraud, payment fraud and funding fraud (where, for example, an individual funds a card using information from someone they know well, such as a relative or roommate) can result in substantial losses. In the case of an OpenSky™ account that is funded through fraud on the part of an applicant, we are required by applicable laws to refund the amount of the original deposit, and we charge off balances which were subsequently charged on the card. Account balances in excess of established credit limits happen as a result of certain VISA membership policies that allow cardholders to incur certain charges even if they exceed their card limits, which include, but are not limited to, rental car charges, gas station charges and hotel deposits. If an OpenSky™ cardholder exceeds his or her credit limit as a result of purchases in one of these categories, we may incur losses for amounts in excess of the collateral deposited if the borrower fails to repay such excess amounts. Customers can also exceed their credit limit by making intra-period payments to replenish their available lines. If the payments are made via the Automated Clearing House ("ACH") and were fraudulent, we could incur the cost of the payment. Finally, losses to our credit card portfolio may arise if cardholders cease to maintain the account in good standing with timely payments. For example, in the event a secured card becomes more than 90 days past due, or an unsecured card becomes more than 150 days past due, the credit card balance is recovered against any corresponding deposit account and a charge-off is recorded for any related fees, accrued interest or other charges in excess of the deposit account balance. We have invested in technology and systems to prevent and detect fraudulent behavior and mitigate losses but such investments may not be adequate, and our systems may not adequately monitor or mitigate potential losses arising from these risks.

A high credit loss rate (the rate at which we charge off uncollectible loans) on either our secured, partially secured, or unsecured portfolio could materially and adversely impact our overall financial performance. We maintain an allowance for credit losses, which we believe to be adequate to cover credit losses inherent in our OpenSky™ portfolio, but we cannot be certain that the allowance will be sufficient to cover actual credit losses. If credit losses from our OpenSky™ portfolio exceed our allowance for credit losses, our net income will be reduced by the excess of such credit losses.

The inability of our OpenSky™ credit card division to continue its growth rate could adversely affect our earnings.

We do not know if we will be able to retain existing customers or attract new customers, or that we will be able to increase account balances for new or existing customers.

We hope the development and expansion of new credit card products and related cardholder service products will be an important contributor to our growth and earnings in the future; however, if we are unable to implement new cardholder products and features, our ability to grow will be negatively impacted. Declining sales of cardholder service products would likely result in reduced income from fees and interest.

Our business, financial condition and results of operations may be adversely affected by merchants' increasing focus on the fees charged by credit card networks and by regulation and legislation impacting such fees.

Credit card interchange fees are generally one of the largest components of the costs that merchants pay in connection with the acceptance of credit cards and are a meaningful source of revenue for our OpenSky™ Division. Interchange fees are the subject of significant and intense legal, regulatory and legislative focus globally, and the resulting decisions, regulations and legislation may have a material adverse impact on our business, financial condition and results of operations.

The heightened focus by merchants and regulatory and legislative bodies on the fees charged by credit and debit card networks, and the ability of certain merchants to negotiate discounts to interchange fees with MasterCard and Visa successfully or develop alternative payment systems could result in a reduction of interchange fees. Any resulting loss in income to us could have a material adverse effect on our business, financial condition and results of operations.

By engaging in derivative transactions, we are exposed to additional credit and market risk.

As part of our mortgage banking activities, we enter into interest rate lock agreements with the consumer. These are commitments to originate loans at a specified interest rate and lock expiration which is set prior to closing.

Hedging interest rate risk is a complex process, requiring sophisticated models and routine monitoring. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation in assets (loans) will generally be offset by income or loss in the corresponding MBS derivative instruments that are linked to the hedged assets and liabilities. By engaging in derivative transactions, we are exposed to counterparty credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what was modeled when we entered into the derivative transaction. The existence of credit and market risk associated with our derivative instruments could materially and adversely affect our mortgage banking revenue and, therefore, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to interest rate risk as fluctuations in interest rates may adversely affect our earnings.

The majority of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. In either case, if market interest rates move contrary to our position, this gap will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens; that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, international economic weakness and disorder and instability in domestic and foreign financial markets.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default and could result in a decrease in the demand for loans. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In addition, in a low interest rate environment, loan customers often pursue long-term fixed rate credits, which could adversely affect our earnings and net interest margin if rates later increase. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to incur costs to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have a material adverse impact on net interest income.

We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates continue to increase or economic and market conditions deteriorate.

We invest a portion of our total assets (9.4% as of December 31, 2023) in investment securities with the primary objectives of providing a source of liquidity, providing an appropriate return on funds invested and managing interest rate risk. As of December 31, 2023, the fair value of our available-for-sale investment securities portfolio was $208 million, which included unrealized losses of $17.4 million and unrealized gains of $17 thousand. Factors beyond our control can significantly and adversely influence the fair value of securities in our portfolio. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.

We face strong competition from financial services companies and other companies that offer banking services.

We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets. We compete with commercial banks, savings banks, credit unions, nonbank financial services companies and other financial institutions operating within or near the areas we serve. In addition, many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. Our inability to compete successfully in the markets in which we operate could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Regulation of Our Industry

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us.

Banking is highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, even if the failure follows good faith efforts or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise materially and adversely affect our business, financial condition and results of operations.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

Economic conditions that contributed to the financial crisis in 2008, particularly in the financial markets, resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The Dodd-Frank Act, which was enacted in 2010 as a response to the financial crisis, significantly changed the regulation of financial institutions and the financial services industry. Compliance with the Dodd-Frank Act and its implementing regulations has and may continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have a material adverse effect on our business, financial condition and results of operations.

The legislative and regulatory environment is beyond our control, may change rapidly and unpredictably, and may negatively influence our revenue, costs, earnings, growth, liquidity and capital levels. For example, the CFPB has announced several initiatives related to the amounts and types of fees financial institutions may charge and on March 5, 2024, the CFPB issued a final rule that significantly lowers the safe harbor amount for past due fees that large credit card issuers can charge on consumer credit card accounts. Such changes could affect our ability or willingness to provide certain products or services, necessitate changes to our business practices, or reduce our revenues. There may also be future rulemaking in emerging regulatory areas such as climate-related risks and new technologies. Adoption of new technologies, such as distributed ledger technologies, tokenization, cloud computing, AI and machine learning technologies, can present unforeseen challenges in applying and relying on existing compliance systems. In addition, some laws and regulations may be subject to litigation or other challenges that delay or modify their implementation and impact on us.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could adversely affect us.

As part of the bank regulatory process, the OCC and the Federal Reserve, periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, one of these federal banking agencies were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of our operations have become unsatisfactory, or that the Company, the Bank or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to restrict our growth, to assess civil monetary penalties against us, the Bank or their respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank's deposit insurance. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation would be materially and adversely affected.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the U.S. money supply and credit conditions. The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Although we cannot determine the effects of such policies on us at this time, such policies could materially and adversely affect our business, financial condition and results of operations.

Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal bank regulatory agencies have indicated their view that banks with high concentrations of loans secured by commercial real estate are subject to increased risk and should implement robust risk management policies and maintain higher capital than regulatory minimums to maintain an appropriate cushion against loss that is commensurate with the perceived risk. Federal bank regulatory guidelines identify institutions potentially exposed to commercial real estate concentration risk as those that have (i) experienced rapid growth in commercial real estate lending, (ii) notable exposure to a specific type of commercial real estate, (iii) total reported loans for construction, land development and other land loans representing 100% or more of the institution's capital, or (iv) total non-owner-occupied commercial real estate (including construction) loans representing 300% or more of the institution's capital if the outstanding balance of the institution's non-owner-occupied commercial real estate (including construction) loan portfolio has increased 50% or more during the prior 36 months. At December 31, 2023, the Bank's construction to total capital ratio was 107% which exceeded the 100% regulatory guideline threshold set forth in clause (iii) above and the Bank's non-owner-occupied commercial real estate (including construction) loans to total capital ratio was 304% which exceeded the 300% regulatory guideline threshold set forth in clause (iv) above. As a result, we are deemed to have a concentration in commercial real estate lending under applicable regulatory guidelines. Because a significant portion of our loan portfolio depends on commercial real estate, a change in the regulatory capital requirements applicable to us or a decline in our regulatory capital could limit our ability to leverage our capital as a result of these policies, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has implemented controls to monitor our commercial real estate lending concentrations, but we cannot predict the extent to which regulatory guidelines will impact our operations or capital requirements.

Risks Related to Ownership of Our Common Stock

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, most of which are outside of our control.

The stock market and the market for financial institution stocks has experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult for you to sell your shares in the volume and at prices and times desired.

The market price of our common stock could decline significantly and you may experience future dilution due to actual or anticipated issuances or sales of our common stock in the future.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. To the extent we raise additional capital by issuing additional shares of our common stock or other securities convertible into, or exchangeable for, our common stock, you may experience substantial dilution.

Our management and board of directors have significant control over our business.

As of December 31, 2023, our directors, directors of the Bank, our named executive officers and their respective family members and affiliated entities beneficially owned an aggregate of 5,147,875 shares, or approximately 37.0% of our issued and outstanding common stock. Consequently, our management and board of directors may be able to significantly affect the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. The interests of these insiders could conflict with the interests of our other shareholders.

Our common stock is subordinate to our existing and future indebtedness and preferred stock.

Our common stock ranks junior to all of our existing and future indebtedness and other non-equity claims with respect to assets available to satisfy claims against us, including claims in the event of our liquidation. As of December 31, 2023 we had outstanding approximately $10.0 million in aggregate principal amount of subordinated notes and $2.1 million in aggregate principal amount of junior subordinated debentures. We may incur additional indebtedness in the future to increase our capital resources or if our total capital ratio or the total capital ratio of the Bank falls below the required minimums. Furthermore, our common stock is subordinate to any series of preferred stock we may issue in the future.

Provisions in our governing documents and Maryland law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.

In addition, certain provisions of Maryland law may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or its holding company. These laws include the BHC Act and the Change in Bank Control Act ("CBCA"). These laws could delay or prevent an acquisition.

Our common stock is not insured by any governmental entity.

Our common stock is not a deposit account or other obligation of any bank and is not insured by the FDIC or any other governmental entity. Investment in our common stock is subject to risk, including possible loss.

ITEM 1B UNRESOLVED STAFF COMMENTS

None.

ITEM 1C CYBERSECURITY

As a publicly-traded financial institution, we are subject to various cybersecurity risks that could adversely affect our business, financial condition, results of operations and reputation, including, but not limited to, cyber-attacks against us or our critical third-party service providers. These cyber-attackers can attempt to gain unauthorized access to our digital systems for purposes including, but not limited to: misappropriation of company assets, accessing Company confidential or sensitive customer non-public information, corrupting data, causing operational disruptions, or as part of a ransom demand for payment. As described below, we believe we have appropriate risk management processes, governance policies, standards, and procedures, a system of internal controls designed to address and mitigate these risks, and experienced internal resources to execute our information security and cybersecurity risk management programs.

In 2020, the Company's Board of Directors approved the implementation of a three lines of defense enterprise risk management framework upon the hiring of our current Chief Risk Officer/Chief Information Security Officer ("CRO/CISO"). Our three lines of defense enterprise risk management framework includes processes and procedures used to identify, assess, mitigate, and monitor the risks faced by the Company, including cybersecurity risk.

Within the three lines of defense framework for cybersecurity risk, the first line of defense is provided by the Information Technology department, which is responsible for the design and execution of information security practices and risk mitigation, led by the Company's Business Information Security Officer ("BISO"). The BISO reports to the Chief Information Officer, who leads the Company's Information Technology department.

The second line of defense is provided by the Enterprise Risk Management department, which is led by the Company's CRO/CISO. The department seeks to identify, assesses, and monitors cyber risk, in collaboration with our first line, while maintaining independent oversight of our information security program. The CRO/CISO is independent of management and reports to the Board Risk Committee Chair.

The third line of defense is independent Internal Audit, led by our Head of Internal Audit, who is responsible for ensuring that the first and second line of defenses are both designed and operationally effective in mitigating cybersecurity risk through internal audits of including but not limited to: cybersecurity, electronic banking, GLBA/Privacy, information security, information technology, and vendor risk management. The Head of Internal Audit is independent of management and reports to the Board Audit Committee Chair.

Our BISO, CRO/CISO, and Head of Internal Audit have nearly seven decades of combined work experience, including six decades in banking and financial services risk management and information security roles, and all maintain several industry licenses and certifications through continuing professional education.

The Company's information security program is designed to preserve the confidentiality, integrity, and availability of Company confidential information, customer non-public personal information, and other data on our systems as well as securing our interfaces with our critical third-party service providers.

Our information security program takes a risk-based approach to identifying and assessing the cybersecurity risks that exist within our business and information technology systems. The program addresses the roles and responsibilities of the Board, its committees, management, management's committees, as well as each individual Company employee.

The Board of Directors is ultimately responsible for the oversight of cybersecurity risk management, with the Board Risk Committee assisting the Board with oversight of the Company's cybersecurity risk program and reporting. The Board of Directors appoints the CISO, and the CISO is given the full authority of the Board for administering and executing the Company's written information security program.. The CRO/CISO delivers an annual report to the full Board of Directors on the status and effectiveness of the Company's written information security program, and reports to the Board Risk Committee any emerging threats or cyber risks on a periodic basis throughout the year. The Board Risk Committee has also approved an Information Security and Cybersecurity Risk Appetite Statement.

At the management level, the Enterprise Risk Management Committee ("ERMC") is primarily responsible for cybersecurity risk management. The Committee is comprised of senior executives with risk management and information security expertise. The Information Technology Steering Committee ("ITSC") is a sub-committee of ERMC and is also comprised of senior executives and staff with risk management and information security expertise. ITSC governs the first line of defense cybersecurity risk management activities and furnishes approval items, status reports, and approved Committee minutes to ERMC following a meeting. ERMC governs the second line of defense cybersecurity risk management activities and furnishes key risk indicators, risk assessments, reports, issues and committee minutes to the Board Risk Committee. The CRO/CISO assigns quarterly cyber security training to all Company employees and ERMC reviews and approves the training curriculum on an annual basis. Additionally, the CRO/CISO ensures the Board receives annual cyber security training.

We strive to minimize the occurrence of cybersecurity incidents and the risks resulting from such incidents. However, when a cybersecurity incident does occur, the Company has in place an incident response program to guide our assessment of and response to the incident. The CRO/CISO coordinates the Company's response to a cybersecurity incident, including investigating, recording and evaluating any potential, suspected or confirmed incidents involving non-public customer information or Company confidential information. The CRO/CISO informs senior management and the Board Risk Chair and Board Audit Committee Chair as soon as practical if a significant security incident occurs. Formal incident reports, if/when applicable, are reviewed by ITSC, ERMC, and the Board Risk Committee.

The Company employs third parties in fulfilling certain aspects of its information security and cybersecurity programs. For example, we engage third parties to: monitor our network 24/7/365, escalate security alerts, when applicable, perform penetration testing, conduct social engineering tests and assist management with technology upgrades/installations. The BISO assists the CRO/CISO in assessing and monitoring information risks posed by third parties and any non-compliance with the controls created to address such risks. With respect to cybersecurity incidents affecting our third-party service providers, the CRO/CISO works with our service providers to understand and document any incidents, along with managing the impact to us and reporting such significant incidents to senior management, ITSC, ERMC, and the Board Risk Committee.

While we believe that our cybersecurity programs are appropriate to our risks, cybersecurity threats are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our customers.

Notwithstanding the investments made in mitigating our cybersecurity risks, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on the

Company. As of the date of this filing, the Company is not aware of any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. For further discussion, please see Item 1A. "Risk Factors" for a discussion of cybersecurity risks.

ITEM 2. PROPERTIES

Our headquarters are currently located at 2275 Research Boulevard, Suite 600, Rockville, Maryland 20850. The following table summarizes pertinent details of our commercial bank branch locations, mortgage banking offices, loan production offices, or LPOs, and our credit card operations office. Our mortgage offices typically contain both origination and operations professionals.

Location	Owned/Leased	Lease Expiration	Type of office
One Church Street Suite 100 Rockville, MD 20850	Leased	12/31/2026	Commercial Branch
2275 Research Blvd. Suite 600 Rockville, MD 20850	Sub-Leased	10/31/2024	Corporate
6711 Columbia Gateway Drive Suite 170 Columbia, MD 21046	Leased	11/30/2027	Commercial Branch/LPO
110 Gibraltar Road Suite 130 Horsham, PA 19044	Leased	8/31/2026	OpenSky™ Operations
185 Harry S. Truman Parkway Suite 100 Annapolis, MD 21401	Leased	11/30/2026	Mortgage Office
10700 Parkridge Boulevard Suite 180 Reston, VA 20191	Leased	5/31/2024	Commercial Branch, Mortgage Office, and OpenSky™ Headquarters
1400 W Street, NW Suite 170 Washington, DC 20009	Leased	2/28/2033	Commercial Branch
1900 Campus Commons Drive Suite 130 Reston, VA 20191	Leased	9/30/2031	Commercial Branch, Mortgage Office, and OpenSky™ Headquarters
1104 Kenilworth Drive Suite 210 Towson, MD 21204	Leased	1/31/2027	LPO

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we are a party to various litigation matters incidental to the ordinary conduct of our business. We are not presently a party to any legal proceedings likely to result in a material adverse effect on our financial statements.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shareholder Information

The common stock of the Company has been publicly traded since September 2018 and is currently traded on the Nasdaq Global Select Market under the symbol CBNK. As of March 13, 2024, there were approximately 158 holders of record of our common stock.

Dividends

Commencing with the third quarter of 2021, shareholders have received quarterly cash dividends on shares of common stock. Dividends paid in 2023 totaled $3.9 million. As a general matter, the payment of dividends is at the discretion of the Company's board of directors, based on such factors as operating results, financial condition, capital adequacy and regulatory requirements. Although we have no obligation to pay dividends and we may change our dividend policy at any time without notice to shareholders, the Company anticipates continuing a regular quarterly cash dividend. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant.

Our ability to pay dividends on our common stock is dependent on the Bank's ability to pay dividends to the Company. Various statutory provisions restrict the amount of dividends that the Bank can pay without regulatory approval.

Equity Compensation Plan Information

The following table provides information as of December 31, 2023, with respect to options and restricted stock units ("RSUs") outstanding and shares available for future awards under the Company's active equity incentive plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan	550,718	$ 19.21	792,846
Equity compensation plans not approved by security holders	—	—	—
Total	550,718	$ 19.21	792,846

Unregistered Sales and Issuer Repurchases of Common Stock

There were no unregistered sales of the Company's stock during the year ended December 31, 2023.

On July 25, 2022, the Company announced a new stock repurchase program. Under the new program, the Company is authorized to repurchase up to $10.0 million of its outstanding common stock, or 500,000 shares of Common Stock, par value $0.01 per share ("Common Stock"). On April 13, 2023, the Company announced approval of up to an additional $5.0 million or 175,000 shares of Common Stock incremental to the July 2022 announcement. The program will expire on December 31, 2024. There were no stock repurchases by the Company under the repurchase program announced on July 25, 2022, prior to the quarter ended March 31, 2023. Shares repurchased and retired for the year ended December 31, 2023 as part of the Company's stock repurchase program totaled 475,346 shares at an average price of $18.57, for a total cost of $8.8 million including commissions.

During the three months ended December 31, 2023, the Company repurchased Common Stock under the stock repurchase program as reflected in the following table.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2023 to October 31, 2023	19,830	$ 19.75	405,749	$ 7,615,183
November 1, 2023 to November 30, 2023	53,562	20.40	459,311	6,522,616
December 1, 2023 to December 31, 2023	16,035	21.86	475,346	6,172,016

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended as a review of significant factors affecting the Company's financial condition and results of operations for the periods indicated. This discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and the related notes.

Non-GAAP Financial Measures

This document contains non-GAAP financial measures denoted throughout our MD&A by reference to "non-GAAP." We believe these non-GAAP financial measures provide useful information to investors because they are used by management to evaluate our operating performance and make day-to-day operating decisions. In addition, we believe our non-GAAP results in any given reporting period reflect our on-going financial performance in that period and, accordingly, are useful to consider in addition to our GAAP financial results. We further believe the presentation of non-GAAP results increases comparability of period-to-period results.

Other companies may use similarly titled non-GAAP financial measures that may be calculated differently from the way we calculate such measures. Accordingly, our non-GAAP financial measures may not be comparable to similar measures used by such companies. We caution investors not to place undue reliance on such non-GAAP financial measures, but to consider them with the most directly comparable GAAP measures. Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for our results reported under GAAP.

For more information on the computation of non-GAAP financial measures, see "Non-GAAP Financial Measures and Reconciliations."

Financial Performance

The following summary should be read in conjunction with the MD&A section in its entirety.

Net income of $35.9 million for the year ended December 31, 2023 decreased $5.9 million, or 14.2% when compared to the prior year. Net interest income of $141.5 million increased $0.9 million from the prior year primarily due to increased average balances of $235.9 million in portfolio loans combined with a 71 basis point increase in yield for portfolio loans, offset by significant increases in the cost of funding.

The net interest margin decreased 32 basis points to 6.60% for the year ended December 31, 2023 compared to 6.92% for the prior year as the elevated interest rate environment increased the overall cost of interest-bearing liabilities decreasing the net interest spread to 5.25% for the year ended December 31, 2023 compared to 6.46% for the prior year. Net interest margin, as adjusted (non-GAAP, excluding credit card and SBA-PPP loans), was 3.96% for the year ended December 31, 2023, compared to 3.93% for the prior year. For the year ended December 31, 2023, average interest earning assets increased $112.0 million, or 5.5%, to $2.1 billion as compared to the same period in 2022, and the average yield on interest earning assets increased 113 basis points. The yield on portfolio loans, as adjusted (non-GAAP, excluding credit card loans) was 6.66% for the year ended December 31, 2023, compared to 5.31% for the prior year. Compared to the same period in the prior year, average interest-bearing liabilities increased $209.1 million, or 19.7%, while the average cost of interest-bearing liabilities increased 234 basis points to 3.29% from 0.95%. For additional details, see "Non-GAAP Financial Measures and Reconciliations."

For the year ended December 31, 2023, the provision for credit losses was $9.6 million, an increase of $3.0 million from the prior year, attributable primarily to the credit card portfolio. Net charge-offs for the year ended December 31, 2023 were $8.5 million, or 0.47% of average portfolio loans, compared to $5.4 million, or 0.34% of average portfolio loans, for the same period in 2022. The $8.5 million in net charge-offs during the year ended December 31, 2023 was comprised primarily of credit card portfolio net charge-offs, with $5.5 million related to secured and partially secured cards while $1.4 million was related to unsecured cards.

For the year ended December 31, 2023, noninterest income of $25.0 million decreased $4.4 million, or 15.0%, from the same period in 2022. The decrease was primarily driven by the decline in credit card fees of $4.7 million as the number of open customer accounts declined to 525,314 at December 31, 2023 from 533,855 year over year, which resulted in lower interchange and other fee income recognized compared to the prior year.

For the year ended December 31, 2023, noninterest expense of $110.8 million increased $1.7 million, or 1.5%, from the same period in 2022. The increase was primarily driven by a $5.9 million, or 13.7%, increase in salaries and employee benefits and a $0.8 million, or 16.6%, increase in occupancy and equipment, partially offset by a $3.7 million, or 12.7%, decrease in data processing expense and a $1.7 million, or 15.8%, decrease in professional fees due to a reduction in third party consulting fees. The decrease in data processing expense was the result of a contract renegotiation entered into in the first quarter 2022 in the OpenSky™ Division as well as fewer average open cards during the period.

Total assets at December 31, 2023 were $2.2 billion, an increase of $102.5 million, or 4.8%, from the balance at December 31, 2022. Net portfolio loans, which exclude mortgage loans held for sale and SBA-PPP loans, totaled $1.9 billion at December 31, 2023, an increase of $174.1 million, or 10.1%, compared to $1.7 billion at December 31, 2022. Total liabilities at December 31, 2023 were $2.0 billion, an increase of $71.7 million, or 3.8%, from the balance at December 31, 2022. Total liability growth was primarily due to a $137.9 million increase in deposits partially offset by a decrease in Federal Home Loan Bank advances of $85.0 million when comparing December 31, 2023 to December 31, 2022. Stockholders' equity increased to $254.9 million as of December 31, 2023, compared to $224.0 million at December 31, 2022.

Deposits were $1.9 billion at December 31, 2023, an increase of $137.9 million, or 7.8%, from the balance at December 31, 2022. Average deposits of $1.9 billion for the year ended December 31, 2023 increased $100.4 million, or 5.7%, as compared to the prior year. Rising interest rates have resulted in some customers moving balances from noninterest-bearing deposit accounts to interest-bearing deposit accounts. As a result of the migration, average noninterest-bearing deposit balances decreased $127.0 million to $655.0 million, or 35.1% of total average deposits for the year ended December 31, 2023, as compared to $782.0 million, or 44.3% of total average deposits for the prior year.

The Bank's OpenSky™ Division contributed $29.3 million of income before taxes for the year ended December 31, 2023, a decrease of $2.2 million for the segment from the prior year. Average OpenSky™ loan balances, net of reserves and deferred fees of $114.5 million for the year ended December 31, 2023 decreased $12.0 million, or 9.5%, as compared to the prior year. OpenSky™ loan balances, net of reserves, of $123.3 million at December 31, 2023 decreased by $5.1 million, or 4.0%, compared to $128.4 million at December 31, 2022. Corresponding deposit balances of $173.9 million at December 31, 2023 decreased $13.6 million, or 7.2%, compared to $187.4 million at December 31, 2022. Gross unsecured loan balances of $30.8 million at December 31, 2023 increased $4.0 million, or 15.0%, compared to $26.8 million at December 31, 2022. For the year ended December 31, 2023, noninterest income of $17.3 million decreased $4.6 million due to a decline in credit card fees as compared to the prior year. Active customer accounts of 525,314 at December 31, 2023 decreased from 533,855 at December 31, 2022 leading to a decline in revenues earned from interchange and other fees.

The Bank's Capital Bank Home Loans division contributed a net loss before taxes of $0.8 million for the year ended December 31, 2023 as compared to a net loss before taxes of $3.0 million in the prior year. The Bank's Capital Bank Home Loans division saw a decline in mortgage originations during the year ended December 31, 2023 when compared to the prior year. A rising interest rate environment dampened home loan sales and home loan refinances. Gain on sale margins, were up from 2.34% for the twelve months ended December 31, 2022, to 2.76% for the twelve months ended December 31, 2023. Historically-low housing inventory and increasing interest rates are likely to continue suppressing origination volumes.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with GAAP and conform to general practices within the banking industry. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions, and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses, and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations. The Company evaluates its critical accounting estimates and assumptions on an ongoing basis and updates them, as deemed necessary. Management has discussed the Company's critical accounting policies and estimates with the Audit Committee of the Company's Board of Directors.

The Company's accounting policies are fundamental to understanding the Company's consolidated financial position and consolidated results of operations. Accordingly, the Company's significant accounting policies are discussed in detail in "Note 1 - Nature of Business and Basis of Presentation" in the "Notes to the Consolidated Financial Statements" contained in Part II, Item 8 "Financial Statements and Supplementary Data."

The critical accounting and reporting policies include the Company's accounting for the ACL. The Company provides additional information on its ACL in "Note 1 - Nature of Business and Basis of Presentation" in the "Notes to the Consolidated Financial Statements" contained in Part II, Item 8 "Financial Statements and Supplementary Data."

Recent Accounting Pronouncements

For a discussion of Recent Accounting Pronouncements, see "Part II, Item 8. Financial Statements and Supplementary Data - Notes to Financial Statements - Note 1. Summary of Significant Accounting Policies."

Results of Operations for the Years Ended December 31, 2023 and 2022

Net Income

The following table sets forth the principal components of net income for the periods indicated.

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**% Change**
Interest income	$ 183,206	$ 150,646	21.6 %
Interest expense	41,680	10,039	315.2 %
Net interest income	141,526	140,607	0.7 %
Provision for credit losses	9,610	6,631	44.9 %
Release of credit losses on unfunded commitments	(101)	—	0.0 %
Net interest income after provision for credit losses	132,017	133,976	-1.5 %
Noninterest income	24,975	29,372	-15.0 %
Noninterest expense	110,767	109,114	1.5 %
Net income before income taxes	46,225	54,234	-14.8 %
Income tax expense	10,354	12,430	(16.7)%
Net income	$ 35,871	$ 41,804	-14.2 %

Net income of $35.9 million for the year ended December 31, 2023 decreased $5.9 million, compared to net income of $41.8 million for the year ended December 31, 2022. The increase in net interest income was primarily due to the increase in average loans outstanding in the loan portfolio year over year offset by significant increases in the cost of funding. The increase in the provision for credit losses was primarily related to credit card portfolio net charge-offs. Noninterest income decreased year over year primarily driven by a decline in credit card fees of $4.7 million as the number of open accounts declined resulting in lower comparable interchange and other fee income recognized in 2023. Noninterest expense remained stable increasing 1.5% year over year as salaries and employee benefits increased $5.9 million partially offset by a $3.7 million decrease in data processing expense and a $1.7 million decrease in professional fees.

Net Interest Income and Net Margin Analysis

Net interest income is the difference between interest income on earning assets and the cost of funds supporting those assets. Interest earning assets are composed primarily of loans, loans held for sale, investment securities, and interest-bearing deposits with banks. The cost of funds represents interest expense on deposits and borrowings, which consist of federal funds purchased, advances from the Federal Home Loan Bank ("FHLB"), advances from the Federal Reserve Bank's Bank Term Funding Program ("BTFP") and subordinated notes. Noninterest-bearing deposits and capital also provide sources of funding.

We analyze our ability to maximize income generated from interest earning assets and control the interest expenses associated with our liabilities, measured as net interest income, through our net interest margin and net interest spread. Net interest margin is a ratio calculated as net interest income divided by average interest earning assets for the same period. Net interest spread is the difference between average interest rates earned on interest earning assets and average interest rates paid on interest-bearing liabilities.

Changes in market interest rates and the interest rates we earn on interest earning assets or pay on interest-bearing liabilities, as well as in the volume and mix of interest earning assets, interest-bearing and noninterest-bearing liabilities and stockholders' equity, are usually the largest drivers of periodic changes in net interest income, net interest margin and net interest spread. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in the Washington, D.C. and Baltimore metropolitan areas, as well as developments affecting the real estate, technology, government services, hospitality and tourism and financial services sectors within our target markets and throughout the Washington, D.C. and Baltimore metropolitan areas. Our ability to respond to changes in these factors by using effective asset-liability management techniques is critical to maintaining the stability of net interest income and net interest margin.

The table below presents the average balances and weighted average rates of the major categories of the Company's assets, liabilities and stockholders' equity for the years ended December 31, 2023 and 2022. Weighted average yields are derived by dividing income by the average balance of the related assets, and weighted average rates are derived by dividing expense by the average balance of the related liabilities, for the periods shown. Average outstanding balances are derived by utilizing average daily balances for the time periods shown. The weighted average yields and rates include amortization of fees, costs, premiums and discounts, which are considered adjustments to yield/rates. Weighted average yields on tax-exempt securities are not calculated on a fully taxable equivalent basis.

AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS

| | Years Ended December 31, | | | | | |
| | 2023 | | | 2022 | | |
($ in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate
Assets						
Interest earning assets:						
Interest-bearing deposits	$ 70,407	$ 3,211	4.56%	$ 156,751	$ 2,007	1.28%
Federal funds sold	1,597	74	4.63	2,959	44	1.49
Investment securities	245,466	4,815	1.96	248,869	3,912	1.57
Restricted investments	5,016	346	6.90	5,475	275	5.02
Loans held for sale	5,755	382	6.64	9,696	435	4.49
SBA-PPP loans receivable	1,373	30	2.18	29,831	3,477	11.66
Portfolio loans receivable[1][2]	1,815,595	174,348	9.60	1,579,661	140,496	8.89
Total interest earning assets	2,145,209	183,206	8.54	2,033,242	150,646	7.41
Noninterest earning assets	43,090			44,559		
Total assets	$ 2,188,299			$ 2,077,801		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Interest-bearing demand accounts	$ 201,194	$ 298	0.15%	$ 253,923	$ 174	0.07%
Savings	5,768	8	0.14	8,917	5	0.06
Money market accounts	642,013	23,510	3.66	553,388	4,529	0.82
Time deposits	360,464	15,809	4.39	165,854	2,903	1.75
Borrowed funds	59,302	2,055	3.47	77,556	2,428	3.13
Total interest-bearing liabilities	1,268,741	41,680	3.29	1,059,638	10,039	0.95
Noninterest-bearing liabilities:						
Noninterest-bearing liabilities	24,026			23,797		
Noninterest-bearing deposits	655,013			781,971		
Stockholders' equity	240,519			212,395		
Total liabilities and stockholders' equity	$ 2,188,299			$ 2,077,801		
Net interest spread			5.25%			6.46%
Net interest income		$ 141,526			$ 140,607	
Net interest margin [3]			6.60%			6.92%

_____
[1]   Includes nonaccrual loans.
[2]   For the years ended December 31, 2023 and 2022, collectively, portfolio loans yield excluding credit card loans was 6.66% and 5.31%, respectively.
[3]   For the years ended December 31, 2023 and 2022, SBA-PPP loans and credit card loans accounted for 264 and 299 basis points of the reported net interest margin, respectively.

Rate/Volume Analysis of Net Interest Income

The rate/volume table below presents the composition of the change in net interest income for the periods indicated, as allocated between the change in net interest income due to changes in the volume of average earning assets and interest-bearing liabilities, and the changes in net interest income due to changes in interest rates.

(In thousands)	Year Ended December 31, 2023 Compared to December 31, 2022			Year Ended December 31, 2022 Compared to December 31, 2021		
	Change Due To		Interest Variance	Change Due To		Interest Variance
	Volume	Rate		Volume	Rate	
Interest Income:						
Interest-bearing deposits	$ (3,937)	$ 5,141	$ 1,204	$ (918)	$ 2,642	$ 1,724
Federal funds sold	(63)	93	30	2	42	44
Investment securities available for sale	(67)	970	903	1,542	360	1,902
Restricted investments	(32)	103	71	85	24	109
Loans held for sale	(261)	208	(53)	(1,500)	711	(789)
SBA-PPP loans receivable	(620)	(2,827)	(3,447)	(18,738)	14,602	(4,136)
Portfolio loans receivable excluding credit card loans	16,514	19,590	36,104	10,326	3,127	13,453
Credit card loans	(6,413)	4,161	(2,252)	7,093	8,003	15,096
Total interest income	5,121	27,439	32,560	(2,108)	29,511	27,403
Interest Expense:						
Interest-bearing demand accounts	(79)	203	124	(24)	(4)	(28)
Savings	(4)	7	3	2	—	2
Money market accounts	3,244	15,737	18,981	582	2,463	3,045
Time deposits	8,527	4,379	12,906	(1,810)	594	(1,216)
Borrowed funds	(637)	264	(373)	1,357	329	1,686
Total interest expense	11,051	20,590	31,641	107	3,382	3,489
Net interest income	$ (5,930)	$ 6,849	$ 919	$ (2,215)	$ 26,129	$ 23,914

When comparing the years ended December 31, 2023 to 2022, the largest positive impact to total interest income was the effect of increases in market interest rates on substantially all interest earning assets. Growth in the loan portfolio, excluding credit cards, contributed $16.5 million to the increase in interest income, while the heightened interest rates on portfolio loans contributed $19.6 million for the year ended December 31, 2023 compared to the prior year. On a standalone basis, interest income attributable to the credit card portfolio declined by $2.2 million year over year primarily due to a decrease in open customer accounts and corresponding late charges and credit card loan balances, partially offset by higher interest income as a result of the rising rate environment. During the year ended December 31, 2022, $109.3 million of SBA-PPP loans were forgiven by the SBA which accelerated the recognition of $3.1 million of deferred fee income. In comparison, during the year ended December 31, 2023, $1.5 million of SBA-PPP loan principal was forgiven and $16 thousand of deferred fee income was recognized. Increased interest rates also contributed $20.6 million to increased interest expense, including $15.7 million from increased rates on money market accounts comparing the year ended December 31, 2023 to the prior year, substantially offsetting the increase in total interest income. The increase in the amount of time deposits contributed an additional $8.5 million to the increase in interest expense.

Rising interest rates have resulted in some customers moving balances from noninterest-bearing deposit accounts to interest-bearing deposit accounts which increased interest expense. The average balance of noninterest-bearing deposits of $655.0 million for the year ended December 31, 2023 decreased $127.0 million from $782.0 million for the prior year. The average balance of interest-bearing deposits of $1.2 billion for the year ended December 31, 2023 increased $227.4 million from $982.1 million for the prior year.

Provision for Credit Losses

The provision for credit losses represents the amount of expense charged to current earnings to fund the ACL. The amount for credit losses is based on many factors which reflect management's assessment of the risk in the loan portfolio. Those factors include historical losses, forecasted cash flows, economic conditions and trends, the value and adequacy of collateral, volume and mix of the portfolio, performance of the portfolio, and internal loan processes of the Company and Bank. For a description of the factors taken into account by our management in determining the ACL, see "Financial Condition— Allowance for Credit Losses."

For the year ended December 31, 2023, the provision for credit losses was $9.6 million, an increase of $3.0 million from the recorded provision for loan losses of $6.6 million for the year ended December 31, 2022. Net charge-offs for the year ended December 31, 2023 were $8.5 million, or 0.47% of average portfolio loans, compared to $5.4 million, or 0.34% of average portfolio loans, for the same period in 2022. The $8.5 million in net charge-offs during the year ended December 31, 2023 was comprised primarily of credit card portfolio net charge-offs, with $5.5 million related to secured and partially secured cards while $1.4 million was related to unsecured cards.

Although the majority of OpenSky™ credit cards are secured, losses may occur. Some losses result from identity fraud, payment fraud and funding fraud. In addition, losses are sometimes incurred when customers exceed established credit limits as a consequence of certain VISA membership policies that allow cardholders to incur certain charges, such as, for example, rental car charges, gas station charges and hotel deposits, that may exceed card limits. Finally, losses to our credit card portfolio may arise if cardholders cease to maintain the account in good standing with timely payments.

The ACL as a percent of portfolio loans was 1.50% at December 31, 2023. The ACL at December 31, 2022, prior to the adoption of CECL, represented 1.53% of portfolio loans. The maintenance of a high-quality loan portfolio, with an adequate allowance for expected credit losses, will continue to be a primary objective for the Company. See additional discussion regarding the Company's ACL and reserve for unfunded commitments credit exposures at December 31, 2023 in "Financial Condition - Allowance for Credit Losses."

Noninterest Income

Our primary sources of recurring noninterest income are credit card fees, such as interchange fees and statement fees, and mortgage banking revenue. Noninterest income does not include (i) loan origination fees to the extent they exceed the direct loan origination costs, which are generally recognized over the life of the related loan as an adjustment to yield using the interest method or (ii) annual and renewal fees related to our credit card portfolio, which are generally recognized over the twelve month life of the related loan as an adjustment to yield using the interest method and late fees.

The following table presents, for the periods indicated, the major categories of noninterest income:

		Years Ended December 31,		
(in thousands)		**2023**	**2022**	**% Change**
Noninterest income:				
Service charges on deposit accounts	$	964	$ 767	25.7 %
Credit card fees		17,273	21,972	(21.4)
Mortgage banking revenue		4,896	4,866	0.6
Other income		1,842	1,767	4.2
Total noninterest income	$	24,975	$ 29,372	(15.0)%

For the year ended December 31, 2023, noninterest income of $25.0 million decreased $4.4 million, or 15.0%, from the same period in 2022. Credit card fees of $17.3 million decreased $4.7 million as compared to the year ended December 31, 2022, as the number of open customer accounts declined to 525,314 at December 31, 2023 from 533,855 at December 31, 2022. Service charges on deposit accounts increased $0.2 million reflecting fee income generated from an increase in deposit balances and relationships.

The Bank's Capital Bank Home Loans division saw a decline in mortgage originations during the year ended December 31, 2023 when compared to the prior year ended December 31, 2022. A rising interest rate environment dampened home loan sales and home loan refinances. Gain on sale margins, were up from 2.34% for the twelve months ended December 31, 2022 to 2.76% for the twelve months ended December 31, 2023. Historically-low housing inventory and increasing interest rates are likely to continue suppressing origination volumes.

Mortgage loans sold are subject to repurchase in circumstances where documentation is deficient or the underlying loan becomes delinquent or pays off within a specified period following loan funding and sale. The Bank considers these potential recourse provisions to be a risk and has established a reserve under generally accepted accounting principles for possible repurchases. The reserve was $1.0 million at December 31, 2023 and $1.2 million at December 31, 2022. The Bank repurchased one loan in November 2023 for $597 thousand and one loan in December 2022 for $463 thousand. The Bank does not originate "sub-prime" mortgage loans and has no exposure to this market segment.

Noninterest Expense

Generally, noninterest expense is comprised of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships and providing bank services, with the largest component being salaries and employee benefits. Noninterest expense also includes operational expenses, such as occupancy and equipment expenses, professional fees, advertising expenses, loan processing expenses and other general and administrative expenses, including FDIC assessments, communications, travel, meals, training, supplies and postage.

The following table presents, for the periods indicated, the major categories of noninterest expense:

| | Years Ended December 31, | | |
(in thousands)	2023	2022	% Change
Noninterest expense:			
Salaries and employee benefits	$ 48,754	$ 42,898	13.7 %
Occupancy and equipment	5,673	4,865	16.6
Professional fees	9,270	11,012	(15.8)
Data processing	25,686	29,418	(12.7)
Advertising	6,161	6,220	(0.9)
Loan processing	1,633	1,702	(4.1)
Foreclosed real estate expense, net	7	(183)	(103.8)
Operational losses	4,613	4,469	3.2
Outside service providers	1,932	3,338	(42.1)
Other operating	7,038	5,375	30.9
Total noninterest expense	$ 110,767	$ 109,114	1.5 %

For the year ended December 31, 2023, noninterest expense of $110.8 million increased $1.7 million, or 1.5%, from the same period in 2022. The increase was primarily driven by a $5.9 million, or 13.7%, increase in salaries and employee benefits due in part to growth in headcount in our commercial and commercial real estate lending groups as well as additional positions in executive management as the Company continues to put in place the requisite human capital for its continued growth. Other operating expenses increased $1.7 million including an increase in insurance related expenses and other miscellaneous expenses. Further, occupancy and equipment expense increased $0.8 million, or 16.6%. Data processing expense decreased $3.7 million, or 12.7%, and outside service providers expense decreased $1.4 million, or 42.1%, as fees related to card services was lower as card usage declined, and professional fees decreased $1.7 million, or 15.8%, due to a reduction in third party consulting fees. The decrease in data processing expense was the result of a contract renegotiation entered into in the first quarter 2022 in the OpenSky™ Division as well as fewer average open cards during the period.

Income Tax Expense

The amount of income tax expense we incur is influenced by our pre-tax income and our nondeductible expenses. Deferred tax assets and liabilities are reflected at enacted tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Income tax expense was $10.4 million for 2023 compared to $12.4 million for 2022. Our effective tax rates for those periods were 22.4% and 22.9%, respectively.

Financial Condition

The following table summarizes the Company's financial condition at the dates indicated.

(in thousands)	December 31, 2023	December 31, 2022	Change expressed in: Dollars	Change expressed in: Percent
Total assets	$ 2,226,176	$ 2,123,655	$ 102,521	4.8 %
Investment securities available for sale	208,329	252,481	(44,152)	(17.5)
Mortgage loans held for sale	7,481	7,416	65	0.9
U.S. Small Business Administration ("SBA") Payroll Protection Program ("PPP") loans receivable, net of fees and costs	645	2,163	(1,518)	(70.2)
Portfolio loans receivable, net of deferred fees and costs	1,902,643	1,728,592	174,051	10.1
Allowance for credit losses	28,610	26,385	2,225	8.4
Deposits	1,895,996	1,758,072	137,924	7.8
FHLB borrowings	22,000	107,000	(85,000)	(79.4)
Other borrowed funds	27,062	12,062	15,000	124.4
Total stockholders' equity	254,860	224,015	30,845	13.8
Tangible common equity[1]	254,860	224,015	30,845	13.8
Equity to total assets at end of period	11.45 %	10.55 %		8.5
Weighted average number of basic shares outstanding	14,003	14,025		(0.2)
Weighted average number of diluted shares outstanding	14,081	14,362		(2.0)
Common shares outstanding	13,923	14,139		(1.5)
Book value per share	$ 18.31	$ 15.84		15.6
Tangible book value per share[1]	$ 18.31	$ 15.84		15.6
Dividends per share	$ 0.28	$ 0.22		27.3

(1) see "Non-GAAP Financial Measures and Reconciliations" for a reconciliation of non-GAAP measures

Total assets at December 31, 2023 increased $102.5 million from the balance at December 31, 2022. Net portfolio loans, which exclude mortgage loans held for sale and SBA-PPP loans, totaled $1.9 billion as of December 31, 2023, an increase of $174.1 million, or 10.1%, from $1.7 billion at December 31, 2022.

Investment Securities

The Company uses its securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements and meet regulatory capital requirements.

Management classifies investment securities as either held to maturity or available for sale based on our intentions and the Company's ability to hold such securities until maturity. In determining such classifications, securities that management has the positive intent and the Company has the ability to hold until maturity are classified as held to maturity and carried at amortized cost. All other securities are designated as available for sale and carried at estimated fair value with unrealized gains and losses included in stockholders' equity on an after-tax basis. For the years presented, all securities were classified as available for sale.

To supplement interest income earned on our loan portfolio, the Company invests in U.S. Treasuries, high-quality mortgage-backed securities ("MBS"), government agency bonds, asset-backed securities and high-quality municipal and corporate bonds. The asset-backed securities are comprised of student loan collateral issued by the Federal Family Education Loan Program, which includes a minimum of a 97% government repayment guarantee, as well as additional support in excess of the government guaranteed portion.

The following tables summarize the contractual maturities, without consideration of call features or pre-refunding dates, and weighted-average yields of investment securities at December 31, 2023 and the amortized cost and carrying value of those securities as of the indicated dates. The weighted average yields were calculated by multiplying the amortized cost of each individual security by its yield, dividing that figure by the portfolio total, and then summing the value of these results to arrive at the weighted average yield. Yields on tax-exempt investments are not calculated on a fully tax equivalent basis.

At December 31, 2023	One Year or Less		More Than One Year Through Five Years		More Than Five Years Through Ten Years		More Than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
(in thousands)											
Securities Available for Sale:											
U.S Treasuries	$ 39,918	1.44 %	$ 100,793	1.15 %	$ 20,709	1.47 %	$ —	— %	$ 161,420	$149,228	1.26 %
Municipal	—	—	895	4.91	506	2.54	10,298	1.91	11,699	9,372	2.17
Corporate	—	—	—	—	5,000	4.31	—	—	5,000	4,413	4.31
Asset-backed securities	—	—	—	—	—	—	7,069	3.38	7,069	7,045	3.38
Mortgage-backed securities	—	—	13,941	4.96	13,779	2.92	12,771	4.07	40,491	38,271	3.99
Total	$ 39,918	1.44 %	$ 115,629	1.64 %	$ 39,994	2.34 %	$ 30,138	3.17 %	$ 225,679	$208,329	1.94 %

As described in "Note 3 - Investment Securities" to the "Notes to the Consolidated Financial Statements" at December 31, 2023 management determined the Company does not have the intent to sell, nor is it more likely than not that it will be required to sell, available-for-sale debt securities in an unrealized loss position at December 31, 2023 before it is able to recover the amortized cost basis. Further, management reviewed the Company's holdings as of December 31, 2023 and concluded there were no credit-related declines in fair value. Additional information related to the types of securities held at December 31, 2023, other than securities issued or guaranteed by U.S. Government entities or agencies, is as follows:

Corporate Securities – There have been no payment defaults on any of the Company's holdings of corporate debt securities. There are 5 securities all of which are subordinated debt of other financial institutions with face amounts ranging from $0.5 million to $2 million.

Municipal Securities – All of the Company's holdings of municipal bonds were investment grade and there have been no payment defaults. Summary ratings information at December 31, 2023, based on the amortized cost basis and reflecting the lowest enhanced or underlying rating by Moody's, Standard & Poors or Fitch, is as follows: AAA – 82% of the portfolio; AA+ – 8%; AA – 10%.

Asset-backed Securities – There were 3 investment grade asset-backed securities, and there have been no payment defaults on these securities.

As such, it is deemed the above listed securities are not in an unrealized loss position due to credit-related issues and no further analysis is warranted as of December 31, 2023.

Portfolio Loans Receivable

Our primary source of income is derived from interest earned on loans. Our portfolio loans consist of loans secured by real estate as well as commercial business loans, credit card loans secured by corresponding deposits at the Bank and, to a limited extent, other consumer loans. Our loan customers primarily consist of small- to medium-sized businesses, professionals, real estate investors, small residential builders and individuals. Our owner-occupied commercial real estate loans, residential construction loans and commercial business and investment loans provide us with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, and are complemented by our relatively lower risk residential real estate loans to individuals. Our credit card portfolio supplements our traditional lending products with enhanced yields. Our lending activities, outside of credit cards, are principally directed to our market area consisting of the Washington, D.C. and Baltimore, Maryland metropolitan areas.

Residential Real Estate Loans. One-to-four family mortgage loans are primarily secured by owner-occupied primary and secondary residences and, to a lesser extent, investor-owned residences. Residential loans are originated through the commercial sales teams and Capital Bank Home Loans division. Residential loans also include home equity lines of credit. Owner-occupied residential real estate loans usually have fixed rates for five or seven years and adjust on an annual basis after the initial term based on a typical maturity of 30 years. Investor residential real estate loans are generally based on 25-year terms with a balloon payment due after five years. Generally, the required minimum debt service coverage ratio is 115%.

Commercial Real Estate Loans. Commercial real estate loans are originated on owner-occupied and non-owner-occupied properties. These loans may be adversely affected by conditions in the real estate markets or in the general economy. Business equity lines of credit totaling $14.1 million as of December 31, 2023 and $12.3 million as of December 31, 2022, are included in the commercial real estate loan category. Business equity lines of credit are commercial purpose lines of credit primarily secured by the business owners residential properties. Lender finance loans totaling $11.1 million as of December 31, 2023 are included in the commercial real estate loan category. Lender finance loans are loans to companies used to purchase finance receivables or extend finance receivables to the underlying obligors and are secured primarily by the finance receivables held by our borrowers. The primary sources of repayment are the operating incomes of the borrowers and the collection of the finance receivables securing the loans. Commercial loans that are secured by owner-occupied commercial real estate and primarily collateralized by operating cash flows are included in the commercial real estate loan category. As of December 31, 2023, there were approximately $307.9 million of owner-occupied commercial real estate loans, representing approximately 16.1% of the loan portfolio. In prior reporting periods, the Company classified certain commercial real estate loans as owner-occupied that should have been classified as non-owner-occupied. For the reporting periods ended December 31, 2022 and March 31, 2023, the Company disclosed owner-occupied commercial real estate loans of $387.7 million and $377.4 million, respectively. Based on the revised classification metrics, the correct amount of owner-occupied commercial real estate loans at December 31, 2022 and March 31, 2023 was $300.8 million and $300.0 million, respectively. Commercial real estate loan terms are generally extended for 10 years or less and amortize generally over 25 years or less. The interest rates on commercial real estate loans generally have initial fixed rate terms that adjust typically at five years. Origination fees are routinely charged for services. Personal guarantees from the principal owners of the business are generally required, supported by a review of the principal owners' personal financial statements and global debt service obligations. The properties securing the portfolio are diverse in type. This diversity may help reduce the exposure to adverse economic events that affect any single industry.

Construction Loans. Construction loans are offered within the Company's Washington, D.C. and Baltimore, Maryland metropolitan operating areas to builders, primarily for the construction of single-family homes and condominium and townhouse conversions or renovations and, to a lesser extent, to individuals. Construction loans typically have terms of 12 to 18 months. The Company frequently transitions the end purchaser to permanent financing or re-underwriting and sale into the secondary market through Capital Bank Home Loans. According to underwriting standards, the ratio of loan principal to collateral value, as established by an independent appraisal, cannot exceed 75% for investor-owned and 80% for owner-occupied properties, although exceptions are sometimes made. The Company performs a stress test of the construction loan portfolio at least once a year, and underlying real estate conditions are monitored as well as trends in sales outcomes versus underwriting valuations as part of ongoing risk management efforts. The borrowers' progress in construction buildout is monitored against the original underwriting guidelines for construction milestones and completion timelines.

Commercial and Industrial. In addition to other loan products, general commercial loans, including commercial lines of credit, working capital loans, term loans, equipment financing, letters of credit and other loan products, are offered, primarily in target markets, and underwritten based on each borrower's ability to service debt from income. These loans are primarily made based on the identified cash flows of the borrower and secondarily, on the underlying collateral provided by the borrower. Most commercial business loans are secured by a lien on general business assets including, among other things, available real estate, accounts receivable, promissory notes, inventory and equipment. Personal guaranties from the borrower or other principal are generally obtained.

Credit Cards. Through the OpenSky™ credit card division, the Company offers secured, partially secured, and unsecured credit cards on a nationwide basis to under-banked populations and those looking to rebuild their credit scores through a fully digital and mobile platform. The secured lines of credit are secured by a noninterest-bearing demand account at the Bank in an amount equal to the full credit limit of the credit card. For the partially secured lines of credit, the Bank offers certain customers an unsecured line in excess of their secured line of credit by using a proprietary scoring model, which considers credit score and repayment history (typically a minimum of six months of on-time payments, but ultimately determined on a case-by-case basis). Partially secured and unsecured credit cards are only extended to existing secured card customers who have demonstrated sound credit behaviors. Approximately $95.3 million and $109.4 million in secured and partially secured credit card balances were protected by savings deposits held by the Company as of December 31, 2023 and December 31, 2022, respectively. Unsecured balances were $30.8 million and $26.8 million, respectively, at the same dates.

Other Consumer Loans. To a limited extent and typically as an accommodation to existing customers, personal consumer loans, such as term loans, car loans and boat loans are offered.

Purchased Credit Deterioration. There were no loans purchased with credit deterioration during the year ended December 31, 2023.

The repayment of loans is a source of additional liquidity for the Company. The following table details contractual maturities of our portfolio loans, along with an analysis of loans maturing after one year categorized by rate characteristic. Loans with adjustable interest rates are shown as maturing in the period during which the contract is due. The table does not reflect the effects of possible prepayments.

	As of December 31, 2023				
	One Year or Less	One to Five Years	Over Five Years to Fifteen Years	After Fifteen Years	
(in thousands)	Amount	Amount	Amount	Amount	Total
Real estate:					
Residential	$ 117,425	$ 217,048	$ 86,505	$ 152,126	$ 573,104
Commercial	141,436	269,138	270,613	3,042	684,229
Construction	228,288	53,293	8,527	—	290,108
Commercial and industrial	50,384	98,518	75,825	13,821	238,548
Credit card	123,331	—	—	—	123,331
Other consumer	384	325	241	—	950
Total portfolio loans, gross	$ 661,248	$ 638,322	$ 441,711	$ 168,989	$ 1,910,270

Loans above maturing after one year categorized by rate characteristic:	Predetermined Interest Rates	Floating or Variable Rates	Total
Real estate:			
Residential	$ 267,422	$ 188,257	$ 455,679
Commercial	345,988	196,805	542,793
Construction	11,453	50,367	61,820
Commercial and industrial	101,723	86,441	188,164
Other consumer	541	25	566
Total portfolio loans, gross	$ 727,127	$ 521,895	$ 1,249,022

In addition to the portfolio loans shown above, gross SBA-PPP loans receivable, which totaled $0.7 million at December 31, 2023, mature in the one to five year time-frame and carry a fixed rate of interest.

Multi-family loans totaled $157.3 million at December 31, 2023 and are included in the real estate residential loan category. At December 31, 2023, the Company has approximately $52.9 million in multi-family loans in the District of Columbia with tenants that could have some form of rent stabilization or rent control. Under the Rent Control Act in the District of Columbia, properties built prior to 1975 limit rent increases to no more than annually unless a unit becomes vacant, and increases are generally limited to the Consumer Price Index plus 2% not to exceed 10%. Further, there must be at least 30 days' notice of rent increase. The Company does not have any multi-family loans in New York City or New York state.

The following tables present non owner-occupied and owner-occupied commercial real estate loans and multi-family loans and the weighted average loan-to-value ("LTV") and fixed rate maturities by year and loan type:

Non-owner-occupied commercial real estate loans, including multi-family

(in thousands)	Amount		Average Loan Size		Weighted Average LTV[1]	% of Non Owner-Occupied Commercial Real Estate Loans	% of Total Portfolio Loans, Gross
					As of December 31, 2023		
Loan type:							
Multi-family	$	157,257	$	1,991	49.8 %	Not Applicable	8.2 %
Retail	$	103,508	$	1,568	54.0 %	29.5 %	5.4 %
Mixed use		75,780		1,067	48.8 %	21.6 %	4.0 %
Industrial		63,015		1,167	47.1 %	17.9 %	3.3 %
Hotel		60,307		3,769	44.8 %	17.2 %	3.2 %
Office		13,416		516	54.2 %	3.8 %	0.7 %
Other[2]		35,090		1,595	49.3 %	10.0 %	1.8 %
Total non-owner-occupied commercial real estate loans	$	351,116	$	1.377	49.6 %	100.0 %	18.4 %
Total portfolio loans, gross	$	1,910,270					

Scheduled maturities of fixed rate non owner-occupied commercial real estate loans, including multi-family

(in thousands)	2024		2025		2026		2027		2028 and Onwards		Total	
					As of December 31, 2023							
Loan type:												
Multi-family	$	7,690	$	8,687	$	17,908	$	23,265	$	39,296	$	96,846
Retail	$	18,156	$	856	$	11,432	$	14,806	$	11,439	$	56,689
Mixed use		11,754		3,857		22,601		9,346		13,455		61,013
Industrial		2,557		8,333		7,674		9,702		12,377		40,643
Hotel		3,251		—		—		3,607		21,141		27,999
Office		1,260		1,998		583		3,061		2,937		9,839
Other		10,185		—		4,967		2,480		8,513		26,145
Total fixed rate non owner-occupied commercial real estate loans	$	47,163	$	15,044	$	47,257	$	43,002	$	69,862	$	222,328

Owner-occupied commercial real estate loans

(in thousands)	Amount		Average Loan Size		Weighted Average LTV[1]	% of Owner-Occupied Commercial Real Estate Loans	% of Total Portfolio Loans, Gross
					As of December 31, 2023		
Loan type:							
Industrial	$	79,908	$	1,332	46.8 %	26.0 %	4.2 %
Office		42,482		664	47.7 %	13.8 %	2.2 %
Retail		42,373		799	54.4 %	13.8 %	2.2 %
Mixed use		17,872		1,117	62.7 %	5.8 %	0.9 %
Other[3]		125,276		2,983	56.4 %	40.6 %	6.6 %
Total owner-occupied commercial real estate loans	$	307,911	$	1,310	52.8 %	100.0 %	16.1 %
Total portfolio loans, gross	$	1,910,270					

Scheduled maturities of fixed rate owner-occupied commercial real estate loans

(in thousands)	2024		2025		2026		2027		2028 and Onwards
					As of December 31, 2023				
Loan type:									
Industrial	$	5,623	$	—	$	10,200	$	7,432	$	35,104
Office		145		2,974		889		2,310		26,231
Retail		6,090		1,045		1,054		4,776		19,958
Mixed use		—		—		1,122		906		9,334
Other		25,879		2,564		5,484		10,525		28,506
Total fixed rate owner-occupied commercial real estate loans	$	37,737	$	6,583	$	18,749	$	25,949	$	119,133

(1) Weighted average LTV is calculated by reference to the most recent available appraisal of the property securing each loan.
(2) Other non-owner-occupied commercial real estate loans include a land loan of $9.0 million, skilled nursing loans of $9.9 million, special purpose loans of $6.4 million, and other loans of $9.7 million.
(3) Other owner-occupied commercial real estate loans include special purpose loans of $51.5 million, skilled nursing loans of $45.5 million, and other loans of $28.3 million.

Nonperforming Assets

Loans are placed on nonaccrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. In general, we place loans on nonaccrual status when they become 90 days past due. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When the interest accrual is discontinued, all unpaid accrued interest is reversed from income.

Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are, in management's opinion, reasonably assured.

Loans are generally charged-off in part or in full when management determines the loan to be uncollectible. Factors for charge-off that may be considered include: repayments deemed to be extended out beyond reasonable time frames, customer bankruptcy and lack of assets, and/or collateral deficiencies. Consumer credit card balances are moved into the charge off queue after they become more than 90 days past due and are charged off not later than 120 days after they become past due. Otherwise, loans that are past due for 180 days or more are charged off unless the loan is well secured and in the process of collection.

The Company believes its approach to lending and the management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. The Company has established underwriting guidelines to be followed by our bankers, and routinely monitors our delinquency levels for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit.

From a credit risk standpoint, we grade watchlist and problem loans into one of five credit quality indicators: pass/watch, special mention, substandard, doubtful or loss. The classifications of loans reflect a judgment about the risks of default and loss associated with each loan. Credit ratings are reviewed regularly and adjusted regularly to reflect the degree of risk and loss that our management believes to be appropriate for each credit. Our lending policy requires the routine monitoring of past due reports, daily overdraft reports, monthly maturing loans, monthly risk rating reports and internal loan review reports. The lending and credit management of the Bank meet periodically to review loans rated pass/watch. The focus of each meeting is to identify and promptly determine any necessary required action within this loan population, which consists of loans that, although considered satisfactory and performing to terms, may exhibit special risk features that warrant management's attention.

Management is intent on maintaining a strong credit review function and risk rating process. The Company has an experienced Credit Administration function, which provides independent analysis of credit requests and the management of problem credits. The Credit Department has developed and implemented analytical procedures for evaluating credit requests, has refined the Company's risk rating system, and continues to adapt and enhance the monitoring of the loan portfolio. The loan portfolio analysis process is intended to contribute to the identification of weaknesses before they become more severe.

A special mention loan has potential weaknesses deserving of management's attention. If uncorrected, such weaknesses may, at a future date, impair the repayment prospects for the asset or our credit position.

Loans that are deemed special mention, substandard, doubtful or loss are listed in the Bank's Problem Loan Status Report. The Problem Loan Status Report provides a detailed summary of the borrower and guarantor status, loan accrual status, collateral evaluation and includes a description of the planned collection and administration program designed to mitigate the Bank's risk of loss and remove the loan from problem status. The Special Asset Committee reviews the Problem Loan Status Report on a quarterly basis for borrowers with an overall loan exposure in excess of $250,000.

At December 31, 2023, the recorded investment in individually assessed loans was $16.0 million, requiring a specific reserve of $0.4 million. At December 31, 2022, prior to the adoption of CECL, the Company carried a recorded investment in impaired loans of $9.4 million, $0.5 million of which required a specific reserve of $0.4 million. The $16.0 million of individually assessed loans at December 31, 2023 included a single multi-unit residential real estate loan secured by four properties with a balance of $7.6 million at December 31, 2023.

Allowance for Credit Losses

We maintain an ACL that represents management's estimate of expected credit losses and risks inherent in our loan portfolio. The balance of the ACL is based on internally assigned risk classifications of loans, historical loss rates, changes in the nature of our loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loss rates.

A major consideration in the determination of the allowance for credit loss on the credit card portfolio is based on historical loss experience in that portfolio. The Company calculates the credit card ACL collectively, applying segmentation based on collateral positions: secured, partially secured, and unsecured.

The following table presents key ratios for the ACL and nonaccrual loans for the periods indicated:

| | For the Years Ended December 31, | | | | | |
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
(in thousands)	Allowance for credit losses to period end portfolio loans [1]		Nonaccrual loans to total portfolio loans		Allowance for credit losses to nonaccrual loans [1]	
Real estate:						
Residential	0.96 %	1.13 %	1.99 %	0.88 %	48 %	128 %
Commercial	1.51	1.22	0.09	0.24	1,773	518
Construction	0.78	1.59	1.13	1.19	69	133
Commercial and Industrial	1.85	1.33	0.32	0.32	569	417
Credit card	4.94	4.73	—	—	—	—
Other consumer	1.26	0.88	—	—	—	—
Total	1.50 %	1.53 %	0.84 %	0.56 %	178 %	270 %

_____

[1] Allowance calculation excludes SBA-PPP loans.

Total charge-offs for the year ended December 31, 2023 and December 31, 2022 were primarily comprised of credit card charge-offs resulting both from the aging of the portfolio and the shift from an almost exclusively secured card portfolio to a portfolio that also includes partially secured and unsecured exposures. Commercial and industrial loans experienced net charge-offs for year ended December 31, 2023 of $0.1 million. Commercial real estate loans experienced net charge-offs for the year ended December 31, 2023 of $0.8 million. The following table presents a summary of the net charge-off (recovery) of loans as a percentage of average loans for the periods indicated:

| | For the Years Ended December 31, | | | | | |
| | 2023 | | | 2022 | | |
(in thousands)	Net Charge-offs (Recoveries)	Average Loans	Percent of average portfolio loans	Net Charge-offs	Average Loans	Percent of average portfolio loans
Real estate:						
Residential	$ 670	$ 544,552	0.12 %	$ —	$ 434,714	— %
Commercial	841	665,535	0.13	—	593,981	—
Construction	—	266,274	—	17	243,921	0.01
Commercial and Industrial	77	222,856	0.03	—	179,757	—
Credit card	6,885	114,450	6.02	5,410	126,473	4.28
Other consumer	—	1,928	—	—	815	—
Total	$ 8,473	$ 1,815,595	0.47 %	$ 5,427	$ 1,579,661	0.34 %

As the loan portfolio and ACL review processes continue to evolve, there may be changes to elements of the allowance and this may influence the overall level of the allowance maintained. Historically, the Bank has enjoyed a high-quality loan portfolio with relatively low levels of net charge-offs and low delinquency rates. The maintenance of a high-quality portfolio will continue to be a priority.

Although we believe we have established our ACL in accordance with GAAP and that the ACL is currently adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions for credit losses will be subject to ongoing evaluations of the risks in our loan portfolio.

The following table shows the allocation of the ACL among loan categories as of the dates indicated. The total allowance is available to absorb losses from any loan category.

| | December 31, | | | |
| | 2023 | | 2022 | |
(in thousands)	Amount	Percent[1]	Amount	Percent[1]
Real estate:				
Residential	$ 5,518	19 %	$ 5,481	21 %
Commercial	10,316	36	8,098	31
Construction	2,271	8	3,782	14
Commercial and Industrial	4,406	16	2,935	11
Credit card	6,087	21	6,078	23
Other consumer	12	—	11	—
Total allowance for credit losses	$ 28,610	100 %	$ 26,385	100 %

_____

[1]   Loan category as a percentage of total portfolio loans which excludes SBA-PPP loans.

Total Liabilities

Total liabilities at December 31, 2023 increased $71.7 million from December 31, 2022, primarily due to growth in the deposit portfolio of $137.9 million, partially offset by an $85.0 million reduction in FHLB advances.

Deposits

Deposits are a major source of funding for the Company. We offer a variety of deposit products including interest-bearing demand, savings, money market and time accounts, all of which we actively market at competitive pricing. We generate deposits from our customers on a relationship basis and through the efforts of our commercial and business banking officers. Our credit card customers are a significant source of low cost deposits. As of December 31, 2023 and December 31, 2022, our credit card customers accounted for $173.9 million and $187.4 million, or 28.2% and 27.8%, respectively, of our total noninterest-bearing deposit balances.

Major categories of interest-bearing deposits are as follows:

Interest-Bearing Deposits

| | At December 31, 2023 | |
(in thousands)	2023	2022
Interest-bearing demand accounts	$ 199,308	$ 207,836
Money market accounts	663,129	574,978
Savings	5,211	7,530
Certificates of deposit of $250,000 or more	124,747	96,291
Other time deposits	286,228	197,124
Total Interest-bearing deposits	$ 1,278,623	$ 1,083,759

The Company had $142.4 million in brokered deposits at December 31, 2023 compared to $131.1 million at December 31, 2022.

Deposits securing our OpenSky™ card lines of credit and deposits from title companies represent the largest concentrations in the deposit portfolio. As of December 31, 2023, these concentrations represented 9% and 12% of deposits, respectively. As of December 31, 2022, these deposits represented 11% and 13% of deposits, respectively.

The following table presents the average balances and average rates paid on deposits for the periods indicated:

	For the years Ended December 31,			
	2023		2022	
(in thousands)	Average Balance	Average Rate	Average Balance	Average Rate
Interest-bearing demand accounts	$ 201,194	0.15 %	$ 253,923	0.07 %
Savings	5,768	0.14	8,917	0.06
Money market accounts	642,013	3.66	553,388	0.82
Time deposits	360,464	4.39	165,854	1.75
Total Interest-bearing deposits	1,209,439	3.28 %	982,082	0.77 %
Noninterest-bearing demand accounts	655,013		781,971	
Total deposits	$ 1,864,452	2.13 %	$ 1,764,053	0.43 %

Deposit costs increased 170 basis points during the year ended December 31, 2023 owing in large part to a series of interest rate increases implemented by the Federal Reserve beginning in early 2022 and the migration of some relationships from interest-bearing demand accounts and savings accounts to higher rate money market accounts and time deposits. In addition, average noninterest-bearing deposit balances decreased $127.0 million when compared to December 31, 2022, largely due to the decision by some depositors to move balances from noninterest-bearing deposit accounts to interest-bearing deposit accounts.

Noninterest-bearing deposits represented 32.6% of total deposits at December 31, 2023 compared to 38.4% at December 31, 2022. Uninsured deposits were approximately $789.4 million as of December 31, 2023, representing 41.6% of the Company's deposit portfolio, compared to $784.6 million, or 44.6%, at December 31, 2022. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

The following table presents the maturities of our certificates of deposit as of December 31, 2023.

(in thousands)	Three Months or Less	Over Three Through Six Months	Over Six Through Twelve Months	Over Twelve Months	Total
$250,000 or more	$ 23,444	$ 14,239	$ 35,017	$ 52,047	$ 124,747
Less than $250,000	97,321	112,723	67,915	8,269	286,228
Total	$ 120,765	$ 126,962	$ 102,932	$ 60,316	$ 410,975

Borrowings

We utilize short-term and long-term borrowings to supplement deposits to fund our lending and investment activities, each of which is discussed below. Despite the uncertain market conditions during the first quarter of 2023 following the closures of Silicon Valley Bank and Signature Bank, our total borrowings decreased during the year ended December 31, 2023 to $49.1 million from $119.1 million at December 31, 2022 as our deposits increased during the year.

FHLB Advances. The FHLB allows us to borrow up to 25% of our assets on a blanket floating lien status collateralized by certain securities and loans. As of December 31, 2023, approximately $556.1 million in real estate loans were pledged as collateral to the FHLB and our total borrowing capacity from the FHLB was $313.5 million. As of December 31, 2023, no investment securities were pledged with the FHLB. We utilize these borrowings to meet liquidity needs and to fund certain fixed rate loans in our portfolio. As of December 31, 2023, we had $22.0 million in outstanding advances and $291.5 million in available borrowing capacity from the FHLB.

Other borrowed funds. The Company has also issued junior subordinated debentures and other subordinated notes. At December 31, 2023, these other borrowings amounted to $12.1 million, consisting of Floating Rate Junior Subordinated Deferrable Interest Debentures and subordinated notes.

At December 31, 2023, our Floating Rate Junior Subordinated Deferrable Interest Debentures amounted to $2.1 million. The Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Floating Rate Debentures") were issued in June of 2006, mature on June 15, 2036, and may be redeemed prior to that date under certain circumstances. The principal amount of the Floating Rate Debentures has not changed since issuance, and they accrue interest at a floating rate equal to the three-month CME Term SOFR plus a spread adjustment of 0.26161% (or 26.161 basis points) plus 187 basis points, payable quarterly. As of December 31, 2023, the rate for the Floating Rate Debentures was 7.52%.

On November 30, 2020, the Company issued $10.0 million in subordinated notes due in 2030 (the "Notes"). The Notes have a ten year term and have a fixed rate of 5.00% for the first five years; thereafter, the rate resets quarterly to a benchmark rate, which is expected to be the three-month SOFR, plus 490 basis points. The Notes may be redeemed in part or in whole, upon the occurrence of certain events.

Federal Reserve Bank of Richmond. The Federal Reserve Bank of Richmond has an available borrower in custody arrangement which allows us to borrow on a collateralized basis. The Company's borrowing capacity under the Federal Reserve's discount window program was $16.6 million as of December 31, 2023. Certain commercial loans are pledged under this arrangement.

Federal Reserve's Bank Term Funding Program. On March 12, 2023, in response to liquidity concerns in the banking system, the Federal Deposit Insurance Corporation, Federal Reserve and U.S. Department of Treasury, collaboratively approved certain actions with a stated intention to reduce stress across the financial system, support financial stability and minimize any impact on business, households, taxpayers, and the broader economy. Among other actions, the Federal Reserve Board has created a new BTFP to make additional funding available to eligible depository institutions to help assure institutions can meet the needs of their depositors. Eligible institutions may obtain liquidity against a wide range of collateral, at par value. BTFP advances can be requested through at least March 11, 2024. At December 31, 2023, the Company had $15.0 million of BTFP borrowings. In January 2024, the Company paid off the $15.0 million of BTFP borrowings.

Other Borrowings. The Company also has lines of credit of $76.0 million available with other correspondent banks at December 31, 2023, as well as access to certificate of deposit funding through a financial network which the Bank strives to limit to 15% of the Bank's assets. There were no outstanding balances on the lines of credit from correspondent banks at December 31, 2023.

Liquidity

Liquidity is defined as the Bank's capacity to meet its cash and collateral obligations at a reasonable cost. Maintaining an adequate level of liquidity depends on the Bank's ability to meet both expected and unexpected cash flows and collateral needs efficiently without adversely affecting either daily operations or the financial condition of the Bank. Liquidity risk is the risk that we will be unable to meet our obligations as they become due because of an inability to liquidate assets or obtain adequate funding. The Bank's obligations, and the funding sources used to meet them, depend significantly on our business mix, balance sheet structure and the cash flow profiles of our on- and off-balance sheet obligations. In managing our cash flows, management regularly addresses situations that can give rise to increased liquidity risk. These include funding mismatches, market constraints on the ability to convert assets into cash or in accessing sources of funds (i.e., market liquidity) and contingent liquidity events. Changes in economic conditions or exposure to credit, market, operational, legal and reputational risks also could affect the Bank's liquidity risk profile and are considered in the assessment of liquidity and asset/liability management.

Management has established a risk management process for identifying, measuring, monitoring and controlling liquidity risk. Because of its critical importance to the viability of the Bank, liquidity risk management is integrated into our risk management processes. Critical elements of our liquidity risk management include: corporate governance consisting of oversight by the board of directors and active involvement by management; strategies, policies, procedures, and limits used to manage and mitigate liquidity risk; liquidity risk measurement and monitoring systems (including assessments of the current and prospective cash flows or sources and uses of funds) that are believed to be commensurate with the complexity and business activities of the Bank; active management of intraday liquidity and collateral; a diverse mix of existing and potential future funding sources; holding liquid marketable securities that can be used to meet liquidity needs in situations of stress; contingency funding plans that address potential adverse liquidity events and emergency cash flow requirements; and internal controls and internal audit processes believed to be sufficient to assure the adequacy of the institution's liquidity risk management process.

We expect funds to be available from a number of basic banking activity sources, including the core deposit base, the repayment and maturity of loans and investment security cash flows. Other potential funding sources include brokered certificates of deposit, deposit listing services, CDARS, borrowings from the FHLB and other lines of credit.

As of December 31, 2023, we had $291.5 million of available borrowing capacity from the FHLB, $16.6 million of available borrowing capacity from the Federal Reserve Bank of Richmond Borrower in Custody program and available lines of credit of $76.0 million with other correspondent banks. At December 31, 2023, the Company also had $150.0 million available through the BTFP, which provides funding collateralized by designated investment securities. Further, unpledged investment securities available as collateral for potential additional borrowings totaled $48.7 million at December 31, 2023. Cash and cash equivalents were $54.0 million at December 31, 2023.

Capital Resources

Stockholders' equity increased $30.8 million for the year ended December 31, 2023 compared to December 31, 2022 largely due to net income of $35.9 million for the year ended December 31, 2023. Shares repurchased and retired for the year ended December 31, 2023 as part of the Company's stock repurchase program totaled 475,346 shares at an average price of $18.57, for a total cost of $8.8 million including commissions.

The Company's total stockholders' equity is affected by fluctuations in the fair values of investment securities available for sale. The difference between amortized cost and fair value of investment securities, net of deferred income tax, is included in accumulated other comprehensive loss within stockholders' equity. Accumulated other comprehensive loss is excluded from the Bank's and Company's regulatory capital ratios. The balance in accumulated other comprehensive loss related to unrealized losses on available-for-sale debt securities, net of deferred income tax, amounted to $13.1 million at December 31, 2023 and $16.8 million at December 31, 2022. Changes in accumulated other comprehensive loss are excluded from earnings and directly increase or decrease stockholders' equity. To the extent unrealized losses on investment securities available for sale result from credit losses, unrealized losses are recorded as a charge against earnings. The investment securities section of the MD&A and Notes 1 and 3 to the consolidated financial statements provide additional information concerning management's evaluation of investment securities available for sale for credit losses at December 31, 2023.

The Company uses several indicators of capital strength. The most commonly used measure is common equity to total assets (computed as equity divided by total assets), which was 11.45% at December 31, 2023 and 10.55% at December 31, 2022.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can precipitate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of common equity Tier 1, Tier 1, and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 1,250%. The Bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio.

In July 2013, federal bank regulatory agencies issued a final rule that revised their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with certain standards that were developed by Basel III and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions and bank holding companies and savings and loan holding companies with total consolidated assets of more than $1 billion. The Bank was required to implement the new Basel III capital standards (subject to the phase-in for certain parts of the new rules) as of January 1, 2015. In August of 2018 the Regulatory Relief Act directed the Federal Reserve Board to revise the Small BHC Policy Statement to raise the total consolidated asset limit in the Small BHC Policy Statement from $1 billion to $3 billion. The Company is currently exempt from the consolidated capital requirements.

The ability of the Company to continue to grow is dependent on its earnings and those of the Bank, and the ability to obtain additional funds for contribution to the Bank's capital, through additional borrowings, through the sale of additional common stock or preferred stock, or through the issuance of additional qualifying capital instruments, such as subordinated debt. The capital levels required to be maintained by the Company and Bank may be impacted as a result of the Bank's concentrations in commercial real estate loans. See "Risks Related to the Regulation of Our Industry" in Part I, Item 1A - Risk Factors.

As of December 31, 2023, the Bank was in compliance with all applicable regulatory capital requirements to which it was subject, and the Bank was classified as "well capitalized" for purposes of the prompt corrective action regulations. As we deploy our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we intend to monitor and control our growth relative to our earnings in order to remain in compliance with all regulatory capital standards applicable to us.

The following table presents the regulatory capital ratios for the Company and the Bank as of the dates indicated.

(in thousands)	Actual		Minimum Capital Adequacy		To Be Well Capitalized	
December 31, 2023	Amount	Ratio	Amount	Ratio	Amount	Ratio
The Company						
Tier 1 leverage ratio (to average assets)	$ 270,019	12.14 %	$ 89,004	4.00 %	N/A	N/A
Tier 1 capital (to risk-weighted assets)	270,019	15.55	104,175	6.00	N/A	N/A
Common equity tier 1 capital ratio (to risk-weighted assets)	267,957	15.43	78,132	4.50	N/A	N/A
Total capital ratio (to risk-weighted assets)	301,817	17.38	138,900	8.00	N/A	N/A
The Bank						
Tier 1 leverage ratio (to average assets)	$ 228,794	10.51 %	$ 87,068	4.00 %	$ 108,835	5.00 %
Tier 1 capital (to risk-weighted assets)	228,794	13.56	101,251	6.00	135,001	8.00
Common equity tier 1 capital ratio (to risk-weighted assets)	228,794	13.56	75,938	4.50	109,688	6.50
Total capital ratio (to risk-weighted assets)	249,984	14.81	135,001	8.00	168,751	10.00
December 31, 2022						
The Company						
Tier 1 leverage ratio (to average assets)	$ 242,829	11.24 %	$ 86,442	4.00 %	N/A	N/A
Tier 1 capital (to risk-weighted assets)	242,829	15.13	96,315	6.00	N/A	N/A
Common equity tier 1 capital ratio (to risk-weighted assets)	240,767	15.00	72,237	4.50	N/A	N/A
Total capital ratio (to risk-weighted assets)	262,217	16.33	128,421	8.00	N/A	N/A
The Bank						
Tier 1 leverage ratio (to average assets)	$ 199,846	9.47 %	$ 84,416	4.00 %	$ 105,521	5.00 %
Tier 1 capital (to risk-weighted assets)	199,846	12.95	92,574	6.00	123,432	8.00
Common equity tier 1 capital ratio (to risk-weighted assets)	199,846	12.95	69,431	4.50	100,289	6.50
Total capital ratio (to risk-weighted assets)	219,234	14.21	123,432	8.00	154,290	10.00

Contractual Obligations

We have contractual obligations to make future payments on debt and lease agreements. Our liquidity monitoring and management consider both present and future demands for and sources of liquidity. The following table of contractual commitments focuses only on future obligations and summarizes our contractual obligations as of December 31, 2023.

(in thousands)	Due in One Year or Less	Due After One Through Three Years	Due After Three Through Five Years	Due After 5 Years	Total
FHLB advances	$ —	$ 22,000	$ —	$ —	$ 22,000
Certificates of deposit $250,000 or more	72,700	52,047	—	—	124,747
Certificates of deposit less than $250,000	277,959	7,778	471	20	286,228
Lease payments	1,163	1,374	665	1,183	4,385
Subordinated debt	—	—	—	12,062	12,062
BTFP borrowings	15,000	—	—	—	15,000
Total	$ 366,822	$ 83,199	$ 1,136	$ 13,265	$ 464,422

Off-Balance Sheet Items

In the normal course of business, we enter into various transactions that, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and issue letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets. Our exposure to credit loss is represented by the contractual amounts of these commitments. The same credit policies and procedures are generally used in making these commitments as for on-balance sheet instruments. We are not aware of any accounting loss to be incurred by funding these commitments; however, we maintain a reserve for unfunded commitments and certain off-balance sheet credit risks which is recorded in other liabilities on the consolidated balance sheet.

Our commitments associated with outstanding letters of credit and commitments to extend credit expiring by period as of the date indicated are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect actual future cash funding requirements.

	December 31,	
(in thousands)	2023	2022
Unfunded lines of credit	$ 336,472	$ 345,063
Letters of credit	4,641	5,105
Commitment to fund other investments	3,874	4,365
Total credit extension commitments	$ 344,987	$ 354,533

Unfunded lines of credit represent unused credit facilities to our current borrowers. Lines of credit generally have variable interest rates. Letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer from the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. Our policies generally require that letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements. We believe the credit risk associated with issuing letters of credit is substantially the same as the risk involved in extending loan facilities to our customers.

We seek to minimize our exposure to loss under letters of credit and credit commitments by subjecting them to the same credit approval and monitoring procedures as we do for on-balance sheet instruments. The effect on our revenue, expenses, cash flows and liquidity of the unused portions of these letters of credit commitments cannot be precisely predicted because we do not control the extent to which the lines of credit may be used.

Commitments to extend credit are agreements to lend funds to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have variable interest rates, fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn, the total commitment amounts disclosed above do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by us, upon extension of credit is based on management's credit evaluation of the customer.

We enter into forward commitments for the delivery of mortgage loans in our current pipeline. Interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from our commitments to fund the loans. These commitments to fund mortgage loans to be sold into the secondary market, along with the interest rate lock commitments and forward commitments for the future delivery of mortgage loans to third party investors, are considered derivatives.

The commitment to fund other investments reflects an obligation to make an investment in a Small Business Investment Company.

Impact of Inflation

The consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, most other operating expenses are sensitive to changes in levels of inflation.

Non-GAAP Financial Measures and Reconciliations

The Company has presented the following non-GAAP financial measures because it believes that these non-GAAP financial measures provide useful information to investors because they are used by management to evaluate our operating performance and make day-to-day operating decisions. In addition, we believe our non-GAAP results in any given reporting period reflect our on-going financial performance in that period and, accordingly, are useful to consider in addition to our GAAP financial results. We further believe the presentation of non-GAAP results increases comparability of period-to-period results.

Other companies may use similarly titled non-GAAP financial measures that may be calculated differently from the way we calculate such measures. Accordingly, our non-GAAP financial measures may not be comparable to similar measures used by such companies. We caution investors not to place undue reliance on such non-GAAP financial measures, but to consider them with the most directly comparable GAAP measures. Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for our results reported under GAAP.

Return on Average Assets, as Adjusted	Year Ended			
(in thousands)		December 31, 2023		December 31, 2022
Net Income	$	35,871	$	41,804
Less: SBA-PPP Loan Income		30		3,477
Net Income, as Adjusted	$	35,841	$	38,327
Average Total Assets		2,188,299		2,077,801
Less: Average SBA-PPP Loans		1,373		29,831
Average Total Assets, as Adjusted	$	2,186,926	$	2,047,970
Return on Average Assets, as Adjusted		1.64%		1.87%

Net Interest Margin, as Adjusted	Year Ended			
(in thousands)		December 31, 2023		December 31, 2022
Net Interest Income	$	141,526	$	140,607
Less: Credit Card Loan Income		61,096		63,348
Less: SBA-PPP Loan Income		30		3,477
Net Interest Income, as Adjusted	$	80,400	$	73,782
Average Interest Earning Assets		2,145,209		2,033,242
Less: Average Credit Card Loans		114,450		126,473
Less: Average SBA-PPP Loans		1,373		29,831
Total Average Interest Earning Assets, as Adjusted	$	2,029,386	$	1,876,938
Net Interest Margin, as Adjusted		3.96%		3.93%

Portfolio Loans Receivable Yield, as Adjusted	Year Ended			
(in thousands)		December 31, 2023		December 31, 2022
Portfolio Loans Receivable Interest Income	$	174,348	$	140,496
Less: Credit Card Loan Income		61,096		63,348
Portfolio Loans Receivable Interest Income, as Adjusted	$	113,252	$	77,148
Average Portfolio Loans Receivable		1,815,595		1,579,661
Less: Average Credit Card Loans		114,450		126,473
Total Average Portfolio Loans Receivable, as Adjusted	$	1,701,145	$	1,453,188
Portfolio Loans Receivable Yield, as Adjusted		6.66%		5.31%

Pre-tax, Pre-Provision Net Revenue ("PPNR")

(in thousands)	Year Ended	
	December 31, 2023	December 31, 2022
Net Income	$ 35,871	$ 41,804
Add: Income Tax Expense	10,354	12,430
Add: Provision for Credit Losses	9,610	6,631
Add: Release of Credit Losses on Unfunded Commitments	(101)	—
Pre-tax, Pre-Provision Net Revenue ("PPNR")	$ 55,734	$ 60,865

Allowance for Credit Losses to Total Portfolio Loans

(in thousands)	Year Ended	
	December 31, 2023	December 31, 2022
Allowance for Credit Losses	$ 28,610	$ 26,385
Total Loans	1,903,288	1,730,755
Less: SBA-PPP Loans, net of fees and costs	645	2,163
Total Portfolio Loans	$ 1,902,643	$ 1,728,592
Allowance for Credit Losses to Total Portfolio Loans	1.50%	1.53%

Nonperforming Assets to Total Assets, net SBA-PPP Loans

(in thousands)	Year Ended	
	December 31, 2023	December 31, 2022
Total Nonperforming Assets	$ 16,042	$ 9,756
Total Assets	2,226,176	2,123,655
Less: SBA-PPP Loans, net of fees and costs	645	2,163
Total Assets, net SBA-PPP Loans	$ 2,225,531	$ 2,121,492
Nonperforming Assets to Total Assets, net SBA-PPP Loans	0.72%	0.46%

Nonperforming Loans to Total Portfolio Loans

(in thousands)	Year Ended	
	December 31, 2023	December 31, 2022
Total Nonperforming Loans	$ 16,042	$ 9,756
Total Loans	1,903,288	1,730,755
Less: SBA-PPP Loans, net of fees and costs	645	2,163
Total Portfolio Loans	$ 1,902,643	$ 1,728,592
Nonperforming Loans to Total Portfolio Loans	0.84%	0.56%

Net Charge-offs to Average Portfolio Loans

(in thousands)	Year Ended	
	December 31, 2023	December 31, 2022
Total Net Charge-offs	$ 8,473	$ 5,427
Total Average Loans	1,816,968	1,609,492
Less: Average SBA-PPP Loans, net of fees and costs	1,373	29,831
Total Average Portfolio Loans	$ 1,815,595	$ 1,579,661
Net Charge-offs to Average Portfolio Loans	0.47%	0.34%

Tangible Book Value per Share

(in thousands, except per share amounts)	Year Ended			
	December 31, 2023		December 31, 2022	
Total Stockholders' Equity	$	254,860	$	224,015
Less: Preferred Equity		—		—
Less: Intangible Assets		—		—
Tangible Common Equity	$	254,860	$	224,015
Period End Shares Outstanding		13,922,532		14,138,829
Tangible Book Value per Share	$	18.31	$	15.84

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Many assumptions are used to calculate the impact of interest rate fluctuations on our net interest income, such as asset prepayments, non-maturity deposit price sensitivity and decay rates, and key rate drivers. Because of the inherent use of these estimates and assumptions in the model, our actual results may, and very likely will, differ from our static earnings at risk ("EAR") results. In addition, static EAR results do not include actions that our management may undertake to manage the risks in response to anticipated changes in interest rates or client behavior. For example, as part of our asset/liability management strategy, management has the ability to increase asset duration and decrease liability duration in order to reduce asset sensitivity, or to decrease asset duration and increase liability duration in order to increase asset sensitivity.

The following table summarizes the results of our EAR analysis in simulating the change in net interest income and fair value of equity over a 12-month horizon as of December 31, 2023:

IMPACT ON NET INTEREST INCOME UNDER A STATIC BALANCE SHEET, PARALLEL INTEREST RATE SHOCK

Earnings at Risk	-400 bps	-300 bps	-200 bps	-100 bps	Flat	+100 bps	+200 bps	+300 bps	+400 bps
December 31, 2023	0.7 %	(1.4)%	(2.2)%	(1.4)%	0.0%	1.3%	2.5%	3.7%	4.9%

Utilizing an economic value of equity ("EVE") approach, we analyze the risk to capital from the effects of various interest rate scenarios through a long-term discounted cash flow model. This measures the difference between the economic value of our assets and the economic value of our liabilities, which is a proxy for our liquidation value. While this provides some value as a risk measurement tool, management believes EAR is more appropriate in accordance with the going concern principle.

The following table illustrates the results of our EVE analysis as of December 31, 2023.

ECONOMIC VALUE OF EQUITY ANALYSIS UNDER A STATIC BALANCE SHEET, PARALLEL INTEREST RATE SHOCK

Economic Value of Equity	-400 bps	-300 bps	-200 bps	-100 bps	Flat	+100 bps	+200 bps	+300 bps	+400 bps
December 31, 2023	(9.8)%	(4.5)%	(1.1)%	(0.1)%	0.0 %	(0.7)%	(2.0)%	(2.8)%	(4.0)%

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our asset liability and funds management policy provides management with the guidelines for funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We endeavor to manage our sensitivity position within our established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and the market value of all interest earning assets and interest-bearing liabilities, other than those that have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We endeavor to manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options or financial futures contracts for the purpose of reducing interest rate risk. We endeavor to hedge the interest rate risks of our available for sale mortgage pipeline by using MBS, and short positions. Based on the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the Bank's Asset/Liability Management Committee ("ALCO") in accordance with policies approved by our board of directors. The ALCO formulates strategies based on perceived levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital of the current outlook for interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, capital planning, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest earning assets and interest-bearing liabilities and an interest rate shock simulation model.

The following table indicates that, for periods less than one year, rate-sensitive assets exceeded rate-sensitive liabilities, resulting in an asset-sensitive position. For a bank with an asset-sensitive position, or positive gap, rising interest rates would generally be expected to have a positive effect on net interest income, and falling interest rates would generally be expected to have the opposite effect.

INTEREST SENSITIVITY GAP

December 31, 2023 *(in thousands)*	Within One Month	After One Month Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year or Non-Sensitive	Total
Assets						
Interest earning assets						
Loans [(1)]	$ 351,769	$ 471,678	$ 319,530	$ 1,142,977	$ 767,792	$ 1,910,769
Securities	3,756	21,571	28,444	53,771	158,911	212,682
Interest-bearing deposits at other financial institutions	39,044	—	—	39,044	—	39,044
Federal funds sold	407	—	—	407	—	407
Total earning assets	$ 394,976	$ 493,249	$ 347,974	$ 1,236,199	$ 926,703	$ 2,162,902
Liabilities						
Interest-bearing liabilities						
Interest-bearing deposits	$ 13,138	$ 26,277	$ 116,536	$ 155,951	$ 711,697	$ 867,648
Time deposits	69,921	50,844	229,894	350,659	60,316	410,975
Total Interest-bearing deposits	83,059	77,121	346,430	506,610	772,013	1,278,623
FHLB Advances	15,000	—	—	15,000	7,000	22,000
Other borrowed funds	—	—	—	—	27,062	27,062
Total Interest-bearing liabilities	$ 98,059	$ 77,121	$ 346,430	$ 521,610	$ 806,075	$ 1,327,685
Period gap	$ 296,917	$ 416,128	$ 1,544	$ 714,589	$ 120,628	$ 835,217
Cumulative gap	$ 296,917	$ 713,045	$ 714,589	$ 714,589	$ 835,217	
Ratio of cumulative gap to total earning assets	13.73 %	32.97 %	33.04 %	33.04 %	38.62 %	

[(1)] Includes loans held for sale and loans made under the SBA-PPP loan program.

We use quarterly EAR simulations to assess the impact of changing interest rates on our earnings under a variety of scenarios and time horizons. These simulations utilize both instantaneous and parallel changes in the level of interest rates, as well as non-parallel changes such as changing slopes and twists of the yield curve. Static simulation models are based on current exposures and assume a constant balance sheet with no new growth. Dynamic simulation models are also utilized that rely on assumptions regarding changes in existing lines of business, new business, and changes in management and client behavior.

We also use economic value-based methodologies to estimate the degree to which the economic values of the Bank's positions change under different interest rate scenarios. The economic-value approach focuses on a longer-term time horizon and endeavors to capture all future cash flows expected from existing assets and liabilities. The economic value model utilizes a static approach in that the analysis does not incorporate new business; rather, the analysis shows a snapshot in time of the risk inherent in the balance sheet.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Capital Bancorp, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capital Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 15, 2024, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for credit losses effective January 1, 2023 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification No. 326, Financial Instruments – Credit Losses ("ASC 326"). The Company adopted the new credit loss standard using the modified retrospective method such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles. Our opinion is not modified with respect to this matter. The adoption of the new credit loss standard and its subsequent application is also communicated as a critical audit matter below.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

As described in Note 5 to the Company's financial statements, the Company has a gross loan portfolio of $1.9 billion and related allowance for credit losses ("ACL") of $28.6 million as of December 31, 2023. As described by the Company in Note 1, the Company adopted ASC 326 on January 1, 2023. In order to measure expected credit losses on a collective basis, the Company has elected to utilize a discounted cash flow methodology for all segments, except for the credit card and other consumer portfolio segments, which apply a simplified, non-discounted cash flow calculation. Loans not sharing similar risk characteristics are evaluated on an individual basis.

Within the collectively evaluated component, the Company uses regression analysis of historical internal and peer data to determine suitable loss drivers for modeling lifetime probability of default, loss given default, and lifetime loss rates. For the credit card portfolio, the Company calculates the credit card ACL collectively, applying segmentation based on collateral positions: secured, partially secured, and unsecured.

Additionally, a qualitative scorecard is used by management to assess the need for adjustments to expected credit loss estimates for information not already captured in the quantitative loss estimation process. The qualitative scorecard evaluates certain risks such as lending policies and procedures, economic conditions, changes in the nature and volume of portfolios, changes in experience, depth, and ability of lending management, changes in volume and severity of past due loans, quality of loan review system, changes in the value of underlying collateral, concentrations of credit, and other external factors.

We identified the Company's estimate of the allowance for credit losses as a critical audit matter. The principal considerations for our determination of the ACL as a critical audit matter related to the high degree of complexity and judgment in the determination of significant model assumptions, specifically, the qualitative factor adjustments to quantitative loss rates. Auditing these complex judgments and assumptions made by the Company involves challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address the critical audit matter include the following:

■ We evaluated the appropriateness of the methodology applied in the adoption of ASC 326.
■ We tested the design and operating effectiveness of controls relating to the Company's determination of the allowance for credit losses, including controls over the establishment of qualitative factors.
■ We evaluated the relevance and the reasonableness of assumptions related to the evaluation of the loan portfolio, current and forecasted economic conditions, and other risk factors used in the development of the qualitative factors.
■ We tested the completeness and accuracy of significant inputs to the model including the underlying data used to develop the qualitative factors.
■ We validated the mathematical accuracy of the calculation.
■ We evaluated the reasonableness of assumptions and data used by the Company in developing the qualitative factors by comparing these data points to internally developed and third-party sources, and other audit evidence gathered.
■ We performed analytical procedures to evaluate the directional consistency of changes that occurred in the allowance for credit losses for loans.

/s/ Elliott Davis, PLLC

We have served as the Company's auditor since 2017.

Raleigh, North Carolina
March 15, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Capital Bancorp, Inc. and Subsidiaries

Opinion on the Internal Control Over Financial Reporting
We have audited Capital Bancorp, Inc. and its subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the two years in the period ending December 31, 2023 of the Company and our report dated March 15, 2024 expressed an unqualified opinion.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Elliott Davis, PLLC

Raleigh, North Carolina

March 15, 2024

Capital Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2023 and 2022

(dollars in thousands)	2023	2022
Assets		
Cash and due from banks	$ 14,513	$ 19,963
Interest-bearing deposits at other financial institutions	39,044	39,764
Federal funds sold	407	20,688
Total cash and cash equivalents	53,964	80,415
Investment securities available for sale	208,329	252,481
Restricted investments	4,353	7,362
Loans held for sale	7,481	7,416
U.S. Small Business Administration ("SBA") Payroll Protection Program ("PPP") loans receivable, net of fees and costs	645	2,163
Portfolio loans receivable, net of deferred fees and costs	1,902,643	1,728,592
Less allowance for credit losses	(28,610)	(26,385)
Total portfolio loans held for investment, net	1,874,033	1,702,207
Premises and equipment, net	5,069	3,386
Accrued interest receivable	11,494	9,489
Deferred tax asset	12,252	13,777
Bank owned life insurance	37,711	36,524
Other assets	10,845	8,435
Total assets	$ 2,226,176	$ 2,123,655
Liabilities		
Deposits		
Noninterest-bearing	$ 617,373	$ 674,313
Interest-bearing	1,278,623	1,083,759
Total deposits	1,895,996	1,758,072
Federal Home Loan Bank advances	22,000	107,000
Other borrowed funds	27,062	12,062
Accrued interest payable	5,583	1,031
Other liabilities	20,675	21,475
Total liabilities	1,971,316	1,899,640
Stockholders' equity		
Common stock, $.01 par value; 49,000,000 shares authorized; 13,922,532 and 14,138,829 issued and outstanding	139	141
Additional paid-in capital	54,473	58,190
Retained earnings	213,345	182,435
Accumulated other comprehensive loss	(13,097)	(16,751)
Total stockholders' equity	254,860	224,015
Total liabilities and stockholders' equity	$ 2,226,176	$ 2,123,655

See Notes to Consolidated Financial Statements

Capital Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
For the Years Ended December 31, 2023 and 2022

(dollars in thousands except per share data)	2023	2022
Interest income		
Loans, including fees	$ 174,760	$ 144,408
Investment securities available for sale	4,815	3,912
Federal funds sold and other	3,631	2,326
Total interest income	183,206	150,646
Interest expense		
Deposits	39,625	7,611
Borrowed funds	2,055	2,428
Total interest expense	41,680	10,039
Net interest income	141,526	140,607
Provision for credit losses	9,610	6,631
Release of credit losses on unfunded commitments	(101)	—
Net interest income after provision for credit losses	132,017	133,976
Noninterest income		
Service charges on deposits	964	767
Credit card fees	17,273	21,972
Mortgage banking revenue	4,896	4,866
Other income	1,842	1,767
Total noninterest income	24,975	29,372
Noninterest expenses		
Salaries and employee benefits	48,754	42,898
Occupancy and equipment	5,673	4,865
Professional fees	9,270	11,012
Data processing	25,686	29,418
Advertising	6,161	6,220
Loan processing	1,633	1,702
Foreclosed real estate expenses (income), net	7	(183)
Operational losses	4,613	4,469
Outside service providers	1,932	3,338
Other operating	7,038	5,375
Total noninterest expenses	110,767	109,114
Income before income taxes	46,225	54,234
Income tax expense	10,354	12,430
Net income	$ 35,871	$ 41,804
Basic earnings per share	$ 2.56	$ 2.98
Diluted earnings per share	$ 2.55	$ 2.91
Weighted average common shares outstanding:		
Basic	14,002,556	14,024,598
Diluted	14,080,547	14,362,203

See Notes to Consolidated Financial Statements

Capital Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2023 and 2022

(in thousands)		2023		2022
Net income	$	**35,871**	$	41,804
Other comprehensive income (loss):				
Unrealized gain (loss) on investment securities available for sale		**5,066**		(20,912)
Income tax benefit (expense) relating to the items above		**(1,412)**		5,237
Other comprehensive income (loss)		**3,654**		(15,675)
Comprehensive income	$	**39,525**	$	26,129

See Notes to Consolidated Financial Statements

Capital Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2023 and 2022

(dollars in thousands, except per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2021	13,962,334	$ 140	$ 54,306	$144,533	$ (1,076)	$ 197,903
Net income	—	—	—	41,804	—	41,804
Unrealized loss on investment securities available for sale, net of income taxes	—	—	—	—	(15,675)	(15,675)
Stock options exercised, net of shares withheld for purchase price	160,590	1	1,999	(765)	—	1,235
Shares issued as compensation	15,905	—	223	(52)	—	171
Stock-based compensation	—	—	1,662	—	—	1,662
Cash dividends to stockholders ($0.22###per share)	—	—	—	(3,085)	—	(3,085)
Balance, December 31, 2022	14,138,829	141	58,190	182,435	(16,751)	224,015
Cumulative effect adjustment due to adoption of the CECL standard	—	—	—	(29)	—	(29)
Net income	—	—	—	35,871	—	35,871
Unrealized gain on investment securities available for sale, net of income taxes	—	—	—	—	3,654	3,654
Stock options exercised, net of shares withheld for purchase price	228,405	2	2,726	(937)	—	1,791
Shares issued as compensation	30,644	—	622	(75)	—	547
Stock-based compensation	—	—	1,757	—	—	1,757
Cash dividends to stockholders ($0.28###per share)	—	—	—	(3,920)	—	(3,920)
Shares repurchased and retired	(475,346)	(4)	(8,822)	—	—	(8,826)
Balance, December 31, 2023	13,922,532	$ 139	$ 54,473	$213,345	$ (13,097)	$ 254,860

See Notes to Consolidated Financial Statements

Capital Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

(in thousands)	2023	2022
Cash flows from operating activities		
Net income	**$ 35,871**	$ 41,804
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	**9,610**	6,631
Release of credit losses on unfunded commitments	**(101)**	(54)
(Release of) provision for mortgage put-back reserve, net	**(188)**	9
Net amortization on investments	**188**	540
Premises and equipment depreciation	**324**	364
Lease asset amortization	**149**	1,068
Increase in cash surrender value of BOLI	**(1,187)**	(1,018)
Executive long-term incentive plan expense	**148**	582
Stock-based compensation expense	**1,757**	1,662
Director and employee compensation paid in Company stock	**547**	171
Deferred income tax expense	**142**	1,240
Valuation allowance on derivatives	**8**	9
Gain on sale of foreclosed real estate	**—**	(20)
Loss on disposal of premises and equipment	**—**	14
Decrease in valuation of loans held for sale carried at fair value	**6**	—
Proceeds from sales of loans held for sale	**176,373**	308,549
Originations of loans held for sale	**(176,444)**	(299,976)
Changes in assets and liabilities:		
Accrued interest receivable	**(2,005)**	(1,588)
Taxes payable	**179**	(282)
Other assets	**(2,448)**	(4,382)
Accrued interest payable	**4,552**	558
Other liabilities	**(63)**	(4,491)
Net cash provided by operating activities	**47,418**	51,390

See Notes to Consolidated Financial Statements

Capital Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

(in thousands)	2023	2022
Cash flows from investing activities		
Purchases of securities available for sale	**(6,960)**	(113,078)
Proceeds from calls and maturities of securities available for sale	**55,991**	23,846
Net sales (purchases) of restricted investments	**3,009**	(3,864)
Net decrease in SBA-PPP loans receivable	**1,518**	106,122
Net increase in portfolio loans receivable	**(182,240)**	(210,037)
Net purchases of premises and equipment	**(2,156)**	(1,550)
Proceeds from sales of foreclosed real estate	**—**	106
Net cash used in investing activities	**(130,838)**	(198,455)
Cash flows from financing activities		
Net increase (decrease) in:		
Noninterest-bearing deposits	**(56,940)**	(113,337)
Interest-bearing deposits	**194,864**	74,272
Federal Home Loan Bank (repayments) advances, net	**(85,000)**	85,000
Other borrowed funds	**15,000**	—
Dividends paid	**(3,920)**	(3,085)
Repurchase of common stock	**(8,826)**	—
Net proceeds from exercise of stock options	**1,791**	1,235
Net cash provided by financing activities	**56,969**	44,085
Net decrease in cash and cash equivalents	**(26,451)**	(102,980)
Cash and cash equivalents, beginning of year	**80,415**	183,395
Cash and cash equivalents, end of year	**$ 53,964**	$ 80,415
Noncash investing and financing activities:		
Change in unrealized gains (losses) on investments	**$ 5,066**	$ (20,912)
Cash paid during the period for:		
Taxes	**$ 7,704**	$ 11,730
Interest	**$ 37,128**	$ 9,481

See Notes to Consolidated Financial Statements

Note 1 - Nature of Business and Basis of Presentation

Nature of operations:

Capital Bancorp, Inc. is a Maryland corporation and bank holding company (the "Company") for Capital Bank, N.A. (the "Bank"). The Company's primary operations are conducted by the Bank, which operates branches in Rockville and Columbia, Maryland; Reston, Virginia; and the District of Columbia. The Bank is principally engaged in the business of investing in commercial, real estate, and credit card loans and attracting deposits. The Company originates residential mortgages for sale in the secondary market through Capital Bank Home Loans ("CBHL"), the Bank's residential mortgage banking arm, and issues credit cards through OpenSky™, a digitally-driven, nationwide credit card platform providing secured, partially secured, and unsecured credit solutions.

The Company formed Church Street Capital, LLC ("Church Street Capital") in 2014 to provide short-term secured real estate financing to Washington, D.C. area investors and developers that may not meet all Bank credit criteria. At December 31, 2023, Church Street Capital had loans totaling $7.9 million with a collectively assessed allowance for credit losses ("ACL") of $184 thousand. Refer to Note 5 - Portfolio Loans Receivable to the Consolidated Financial Statements for further discussion of the consolidated ACL.

In addition, the Company owns all of the stock of Capital Bancorp (MD) Statutory Trust I (the "Trust"). The Trust is a special purpose non-consolidated entity organized for the sole purpose of issuing trust preferred securities.

Basis of presentation:

The accompanying consolidated financial statements include the activity of the Company and its wholly-owned subsidiaries, the Bank and Church Street Capital. All intercompany transactions have been eliminated in consolidation. The Company reports its activities as four business segments: commercial banking; mortgage lending; credit cards; and corporate activities. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and conform to general practices within the banking industry.

Significant accounting policies:

The preparation of consolidated financial statements in accordance with GAAP requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The primary reference point for the estimates is on historical experience and assumptions believed to be reasonable regarding the value of certain assets and liabilities that are not readily available from other sources. Estimates are evaluated on an ongoing basis. Actual results may materially differ from these estimates under different assumptions or conditions.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from financial institutions, interest-bearing deposits with financial institutions and federal funds sold. Generally, federal funds are sold for one-day periods.

Note 1 - Nature of Business and Basis of Presentation (continued)

Investment securities

Investment securities are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders' equity on an after-tax basis. Premiums and discounts on investment securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Changes in the fair value of debt securities available for sale are included in stockholder's equity as unrealized gains and losses, net of the related tax effect.

Management evaluates all investments in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an ACL, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an ACL is recognized in other comprehensive income.

Changes in the ACL are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the ACL when management believes an AFS security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2023, there was no ACL related to the AFS portfolio.

Loans held for sale

Mortgage loans originated and intended for sale are recorded at fair value, determined individually, as of the balance sheet date. Fair value is determined based on outstanding investor commitments, or in the absence of such commitments, based on current investor yield requirements. Gains and losses on loan sales are determined by the specific-identification method. The Company's current practice is to sell residential mortgage loans on a servicing released basis. Interest on loans held for sale is credited to income based on the principal amounts outstanding.

Upon sale and delivery, loans are legally isolated from the Company and the Company has no ability to restrict or constrain the ability of third-party investors to pledge or exchange the mortgage loans. The Company does not have the entitlement or ability to repurchase the mortgage loans or unilaterally cause third-party investors to put the mortgage loans back to the Company. Unrealized and realized gains on loan sales are determined using the specific-identification method and are recognized through mortgage banking activity in the Consolidated Statements of Income.

The Company elects to measure loans held for sale at fair value to better align reported results with the underlying economic changes in value of the loans on the Company's balance sheet.

Note 1 - Nature of Business and Basis of Presentation (continued)

U.S. Small Business Administration Paycheck Protection Program

During the global COVID-19 pandemic, pursuant to the CARES Act and the Consolidated Appropriations Act, 2021, the United States Small Business Administration Payroll Protection Program ("SBA-PPP") provided forgivable loans to small businesses to enable them to maintain payroll, hire back employees who had been laid off, and cover overhead. SBA-PPP loans have an interest rate of 1%, have two or five year terms, and carry a 100% guarantee of the SBA. The program ended on May 31, 2021. SBA-PPP loans are eligible to be forgiven by the SBA.

Due to the unique nature of these provisions, SBA-PPP loans have been disclosed as a separate balance sheet item. Origination fees received by the SBA are capitalized into the carrying amount of the loans. The deferred fee income, net of origination costs, is recognized over the life of the loan as an adjustment to yield using the effective interest method. The remaining net deferred income is recognized upon forgiveness of the loan.

Portfolio loans and the ACL

Loans are stated at the principal amount outstanding, adjusted for deferred origination fees and costs, discounts on loans acquired, and the ACL. Interest is accrued based on the loan principal balances and stated interest rates. Origination fees and costs are recognized as an adjustment to the related loan yield using approximate interest methods. For credit card loans, loan origination fees and direct loan origination costs are amortized on a straight-line basis over a 12-month period.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. For reporting purposes, the Company discontinues the accrual of interest at the earlier of the date any portion of the principal and/or interest is 90 days past due, or at such time as we determine that it is probable that not all principal and interest payments will be collected, and that collateral is insufficient to discharge the debt in full. When the interest accrual is discontinued, all unpaid accrued interest is reversed from income. Generally, interest payments on nonaccrual loans are recorded as a reduction of the principal balance. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due.

Loans are generally charged-off in part or in full when management determines the loan to be uncollectible. Factors for charge-off that may be considered include: repayments deemed to be extended out beyond reasonable time frames, customer bankruptcy and lack of assets, and/or collateral deficiencies.

On January 1, 2023, we adopted Accounting Standards Update ("ASU") 2016-13 "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which replaces the incurred loss methodology for determining our provision for credit losses and ACL with an expected loss methodology that is referred to as the Current Expected Credit Loss model ("CECL"). The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loans receivable and held-to-maturity ("HTM") debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with ASU 2016-02 "Leases (Topic 842)".

Note 1 - Nature of Business and Basis of Presentation (continued)

In addition, ASU 2016-13 made changes to the accounting for AFS debt securities. One such change is to require credit-related impairments to be recognized as an ACL rather than as a write-down of the security's amortized cost basis when the Company does not intend to sell or believes that the Company will be required to sell the securities prior to recovery of the security's amortized cost basis. The Company adopted ASU 2016-13 using the modified retrospective method. Results for reporting periods beginning after January 1, 2023 are presented under ASU 2016-13 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company does not own HTM debt securities. There was no ACL on available for sale securities at December 31, 2023.

The following table illustrates the impact of the adoption of ASC 326, or the CECL standard. The adoption of the standard required an $804 thousand increase in the ACL and a $775 thousand reduction to the reserve for unfunded commitments ("RUC"). The improved precision of the calculation of the historical utilization of unfunded commitments gave rise to the reduction. The net impact of the adoption of the CECL standard to retained earnings was $29 thousand.

	January 1, 2023		
(in thousands)	Pre-adoption of the CECL standard	As Reported Under ASC 326	Impact of adoption of the CECL standard
Assets:			
Real estate:			
Residential	$ 484,735	$ 484,735	$ —
Commercial	664,551	664,551	—
Construction	238,099	238,099	—
Commercial and Industrial	220,221	220,221	—
Credit card, net of reserve	128,434	128,434	—
Other consumer	1,179	1,179	—
Portfolio loans receivable, gross	$ 1,737,219	$ 1,737,219	$ —
Deferred origination fees, net	(8,627)	(8,627)	—
Allowance for credit losses	(26,385)	(27,189)	(804)
Portfolio loans receivable, net	$ 1,702,207	$ 1,701,403	$ (804)
Liabilities: Reserve for unfunded commitments	$ 1,682	$ 907	$ (775)

We maintain an ACL that represents management's estimate of the expected credit losses and risks inherent in our loan portfolio. The amount of the ACL should not be interpreted as an indication that charge-offs in future periods will necessarily occur in those amounts, or at all. The allowance immediately recognizes lifetime expected credit losses when a financial asset is originated or purchased. The ACL is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged-off against the allowance when they are deemed uncollectible. Factors for charge-off that may be considered include: repayments deemed to be extended out beyond reasonable time frames, customer bankruptcy and lack of assets, and/or collateral deficiencies. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

In determining the ACL, we estimate losses collectively based on quantitative analysis of historical credit losses adjusted for current conditions and reasonable and supportable forecasts of collectability of future cash flows over the remaining term of each financial instrument. The Company has elected to utilize a discounted cash flow methodology for all segments, except for the credit card and other consumer portfolio segments, which apply a simplified, non-discounted cash flow calculation. See further detail regarding our forecasting methodology in the "Cash Flow Method" section below.

Note 1 - Nature of Business and Basis of Presentation (continued)

Quarterly, the Company utilizes a Qualitative Scorecard to consider the need to qualitatively adjust expected credit loss estimates for information not already captured in the quantitative loss estimation process, which may impact expected credit losses. The Qualitative Scorecard evaluates certain risk environments such as economic conditions, changes in the nature and volume of portfolios, changes in experience, depth, and ability of lending management, changes in volume and severity of past due loans and similar conditions, and changes in the value of underlying collateral. The scorecard results help the Company analyze directional consistency to risk conditions and circumstances that should be considered for each loan segment and to refine its estimates of expected credit losses. As of December 31, 2023, there have been no significant changes applied through the Qualitative Scorecard subsequent to implementation on January 1, 2023.

Purchased Credit Deterioration

Upon adoption of ASU 2016-13, loans which were identified as Purchase Credit Impaired under the incurred loss model are identified as Purchased Credit Deteriorated ("PCD") loans at January 1, 2023 without reassessment. In future acquisitions, the Company may purchase loans, some of which have experienced more than insignificant credit deterioration since origination. In those cases, the Company will consider certain criteria including days past due, accrual status, risk rating, credit mark, and other relevant factors in assessing whether purchased loans are PCD. PCD loans are recorded at the amount paid and the Company will determine the initial ACL required for PCD assets with no impact to earnings. The loan's purchase price and ACL is then the initial amortized cost basis for PCD loans. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent to initial recognition, PCD loans are subject to the same interest income recognition and impairment model as non-PCD loans, with changes to the ACL recorded through provision expense.

Cash Flow Method

The Company uses the discounted cash flow ("DCF") method to estimate expected credit losses for each portfolio loan segment, with the exception of credit card and other consumer loans, which use a non-discounted cash flow calculation. For each of these loan segments, the Company generates cash flow projections at the instrument level. Payment expectations are adjusted for estimated prepayment speed and for probability and severity of a loss. The expected credit losses derived from the cash flow calculations are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The modeling of expected prepayment speeds is primarily based on historical internal data. Industry benchmark data is utilized when a statistically insufficient history exists. The contractual term excludes expected extensions, renewals and modifications.

The Company uses regression analysis of historical internal and peer data to determine suitable portfolio segment level loss drivers to utilize when modeling lifetime probability of default, lifetime loss given default, and lifetime loss rates. This analysis also determines how expected probability of default, loss given default, and lifetime loss rates will react to forecasted levels of the loss drivers.

For the credit card portfolio, the Company calculates the credit card ACL collectively, applying segmentation based on collateral positions: secured, partially secured, and unsecured.

For all DCF and loss rate models, the Company has elected to use a four quarter forecast period across all portfolio segments. After the forecasted period, the models will revert to a long run average of each economic factor over four quarters. The Company uses economic projections from reputable and independent third parties to inform its loss driver forecast over the forecast period.

Note 1 - Nature of Business and Basis of Presentation (continued)

For the non-credit card and consumer portfolios, the combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level. An effective interest rate is calculated by the Company, adjusted for any net deferred fees or costs, premium, or discount existing at the origination or acquisition, to produce an instrument-level net present value of expected cash flows. The ACL reflects the difference between the amortized cost basis and the present value of the expected cash flows.

Individual Evaluation

The Company will evaluate individual instruments for expected credit losses when those instruments do not share similar risk characteristics with instruments evaluated on a collective basis. Instruments may be evaluated whether or not there is an expectation of collectability in place. Instruments evaluated individually are not included in the Company's collective analysis. Collateral dependent or secured loans with respect to which the Company expects repayment to be provided substantially through the operation or sale of the collateral utilize a collateral-based methodology in which ACL is measured based on the difference between the net realizable value of the collateral and the amortized cost basis of the asset as of the measurement date. If the collateral valuation is equal to or greater than amortized cost, no reserve is applied. If a loan is not collateral dependent, the loan will be analyzed based on a forecast of future cash flows.

Credit Losses on Off-Balance Sheet Credit Exposures

The Company's financial instruments include off-balance sheet credit instruments such as unfunded commitments to make loans, commercial letters of credit issued, and commitments to fund other investments. The Company's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of the credit commitment. Loan commitments and lines of credit are generally made on the same terms, including with regard to collateral, as outstanding loans.

The Company maintains a RUC on off-balance sheet credit exposures through a provision reflected in other liabilities. Increases or decreases in the reserve are charged to or released from the provision for credit losses for unfunded commitments in the consolidated statements of income. The provision (credit) for credit losses on off-balance sheet exposures prior to January 1, 2023 was included in other noninterest expense in the consolidated statements of income. The RUC on off-balance credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model based on the segment loss factor and the estimated utilization rate of the unfunded commitments. The Company has analyzed its historic funding behavior at the segment level to determine an expected utilization rate.

The above methodology for determining an appropriate ACL is based on a comprehensive analysis of the loan portfolio in accordance with ASC 326. The analysis considers all significant factors that affect the expected collectability of the portfolio and supports the expected credit losses estimated by this process. It is important to recognize that the related process, methodology, and underlying assumptions require a substantial degree of judgment. Additional disclosure on the ACL, and qualitative factors can be found in Part II, Item 1A - Risk Factors and Note 5 - Portfolio Loans Receivable.

Credit Losses on SBA-PPP loans and interest receivable

The ACL for SBA-PPP loans was separately evaluated given the explicit government guarantee. The Company has incorporated historical experience with similar SBA guarantees and underwriting adjusted for reasonable and supportable forecasts and concluded the expected credit loss is zero and, therefore, no allowance has been assigned to these loans.

Note 1 - Nature of Business and Basis of Presentation (continued)

The Company does not measure an ACL on accrued interest receivable balances because these balances are written off as a reduction to interest income when loans are placed on nonaccrual status.

Loan modifications

Effective January 1, 2023, the Company adopted ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. From time to time, the Company may elect to modify the contractual terms of loans to a borrower experiencing financial difficulties as a way to mitigate loss, to proactively work with borrowers in financial difficulty, or to comply with regulations regarding the treatment of certain bankruptcy filing and discharge situations. These modifications may include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Under ASU 2022-02, modifications to a loan for a borrower experiencing financial difficulty that have occurred in the current reporting period, are disclosed along with the impact of the modifications. During the year ended December 31, 2023, the Company did not have any such modifications.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related property, generally over two to seven years. Leasehold improvements are amortized over the estimated term of the respective leases, which may include renewal options where management has the positive intent to exercise such options, or the estimated useful lives of the improvements, whichever is less. The costs of major renewals and improvements are capitalized with the corresponding costs associated with amortization or depreciation included as a component of occupancy and equipment expenses. Expenditures for maintenance, repairs, and minor replacements are charged to noninterest expenses as incurred.

Leases

The Company accounts for leases according to ASU 2016-02, *Leases (Topic 842),* and applies a right-of-use ("ROU") model that requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset and a liability to make lease payments. The Company elected to apply the package of practical expedients permitting entities to not reassess: 1) whether any expired or existing contracts are or contain leases; 2) the lease classification for any expired or existing leases; and 3) initial direct costs for any existing leases. Additionally, as provided by ASU 2016-02, the Company elected not to apply the recognition requirements of ASC 842 to short-term leases, defined as leases with a term of 12 months or less, and to recognize the lease payments in net income on short-term leases on a straight-line basis over the lease term.

Derivative financial instruments

The Company may enter into commitments to fund residential mortgage loans (interest rate locks) with the intention of selling them in the secondary market. The Company also enters into forward sales agreements for certain funded loans and loan commitments. The Company records unfunded commitments intended for loans held for sale and forward sales agreements at fair value with changes in fair value recorded as a component of mortgage banking revenue. Loans originated and intended for sale in the secondary market are carried at fair value. For pipeline loans which are not pre-sold to an investor, the Company endeavors to manage the interest rate risk on rate lock commitments by entering into forward sale contracts, whereby the Company obtains the right to deliver securities to investors in the future at a specified price. Such contracts are accounted for as derivatives and are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in mortgage banking revenue.

Note 1 - Nature of Business and Basis of Presentation (continued)

The Company accounts for derivative instruments and hedging activities according to guidelines established in ASC 815-10, *Accounting for Derivative Instruments and Hedging Activities*, as amended. The Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. Changes in fair value of derivatives designated and accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income, net of deferred taxes. Any hedge ineffectiveness would be recognized in the income statement line item pertaining to the hedged item. As of December 31, 2023, there were no derivative instruments held which would require recognition by the Company.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are traded actively and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate fair value. In developing our fair value estimates, we strive to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy defines Level 1 valuations as those based on quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 2 valuations include inputs based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 3 valuations are based on at least one significant assumption not observable in the market, or significant management judgment or estimation, some of which may be internally developed.

Financial assets that are recorded at fair value on a recurring basis include investment securities available for sale, loans held for sale, and derivative financial instruments. Financial liabilities that are recorded at fair value on a recurring basis are comprised of derivative financial instruments. See Note 17 - Fair Value.

Revenue Recognition

Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"), establishes a revenue recognition model for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. A description of the revenue-generating activities that are within the scope of ASC 606, and included in other income in the Company's consolidated statements of income are as follows:

Interest Income and Fees

Interest income and fees on loans and investment securities are recognized based on the contractual provisions of the underlying arrangements. Loan origination fees, direct loan origination costs, premiums and discounts on loans held for investment are deferred and generally amortized into interest income as yield adjustments over the contractual life and/or commitment period using the interest method. For credit card loans, loan origination fees and direct loan origination costs are amortized on a straight-line basis over a 12 or 24 month period.

Note 1 - Nature of Business and Basis of Presentation (continued)

The unamortized premiums, discounts and other basis adjustments on investment securities are included as components of the investment securities' carrying value and are generally recognized in interest income as yield adjustments over the contractual lives of the securities using the interest method. However, premiums for certain callable investment securities are amortized to the earliest call date.

Finance charges and fees on credit card loans are recorded in revenue when earned and presented on our consolidated balance sheets within portfolio loans receivable. Annual membership fees are classified as interest income in our consolidated statements of income and are deferred and amortized over 12 months on a straight-line basis.

Bank-owned life insurance

The Company had $37.7 million of bank-owned life insurance at December 31, 2023 and $36.5 million at December 31, 2022. The Company recognized income on bank-owned life insurance, which is included in other noninterest income, of $1.2 million and $1.0 million for the years ended December 31, 2023 and December 31, 2022, respectively.

Income taxes

The Company employs the asset and liability method of accounting for income taxes as required by ASC Topic 740, "*Income Taxes*." Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary timing differences) and are measured at the enacted rates that will be in effect when these differences reverse. The Company utilizes statutory requirements for its income tax accounting, and limits risks associated with potentially problematic tax positions that may incur challenge upon audit, where an adverse outcome is more likely than not. Therefore, no provisions are necessary for either uncertain tax positions nor accompanying potential tax penalties and interest for underpayments of income taxes in the Company's tax reserves. In accordance with ASC Topic 740, the Company may establish a valuation allowance against deferred tax assets in those cases where realization is less than certain.

Earnings per share

Earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, adjusted for the dilutive effect of stock options and restricted stock using the treasury stock method. At December 31, 2023 and 2022, there were 277,066 and 139,921 stock options, respectively, excluded from the calculation as their effect would have been anti-dilutive.

Note 1 - Nature of Business and Basis of Presentation (continued)

The following is a reconciliation of the numerators and denominators used in computing basic and diluted earnings per common share:

| | For the Years Ended December 31, | | | | | |
| | 2023 | | | 2022 | | |
(dollars in thousands)	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount
Basic EPS						
Net income available to common stockholders	$ 35,871	14,002,556	$ 2.56	$ 41,805	14,024,598	$ 2.98
Effect of dilutive securities	—	77,991		—	337,605	
Dilutive EPS per common share	$ 35,871	14,080,547	$ 2.55	$ 41,805	14,362,203	$ 2.91

Comprehensive loss

The Company reports as comprehensive loss all changes in stockholders' equity during the year from non-stockholder sources. Other comprehensive loss refers to all components (income, expenses, gains, and losses) of comprehensive loss that are excluded from net income.

The Company's only component of other comprehensive loss is unrealized losses on investment securities available for sale, net of income taxes. Information concerning the Company's accumulated other comprehensive loss as of December 31, 2023 and 2022 are as follows:

| | As of December 31, | |
(in thousands)	2023	2022
Unrealized losses on securities available for sale	$ (17,350)	$ (22,416)
Deferred tax benefit	4,253	5,665
Total accumulated comprehensive loss	$ (13,097)	$ (16,751)

Note 1 - Nature of Business and Basis of Presentation (continued)

Recently issued accounting pronouncements:

In March 2020, the FASB released ASU 2020-04 - Reference Rate Reform, Topic 848, which provides temporary guidance to ease the potential accounting burden in accounting for, or recognizing the effects from, reference rate reform on financial reporting. The new standard is a result of London Interbank Offered Rate ("LIBOR") likely being discontinued as an available benchmark rate. The standard is elective and provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, or other transactions that reference LIBOR, or another reference rate expected to be discontinued. The amendments in the update are effective for all entities between March 12, 2020 and an extended sunset date of December 31, 2024 which was extended by ASU 2022-06 issued by FASB in December 2022. The Company has completed the transition from LIBOR with no material impact on the Company's financial position or results of operations.

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 Requires public entities to disclose significant segment expenses, an amount and description for other segment items, the title and position of the entity's chief operating decision maker ("CODM") and an explanation of how the CODM uses the reported measures of profit or loss to assess segment performance, and, on an interim basis, certain segment related disclosures that previously were required only on an annual basis. ASU 2023-07 also clarifies that entities with a single reportable segment are subject to both new and existing segment reporting requirements and that an entity is permitted to disclose multiple measures of segment profit or loss, provided that certain criteria are met. ASU 2023-07 is effective for the Company for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company will update its segment related disclosures upon adoption.

In December 2023, the FASB issued Accounting Standards Update 2023-09, "Income Taxes (Topic 740), Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 requires public entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if items meet a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid, net of refunds, disaggregated by federal, state and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold, among other things. ASU 2023-09 is effective for the Company for fiscal years beginning after December 15, 2024 with early adoption permitted. The Company will update its income tax disclosures upon adoption.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Reclassifications:

Certain reclassifications have been made to amounts reported in prior periods to conform to the current period presentation. The reclassifications had no material effect on net income or total stockholders' equity.

Note 2 - Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from banks, interest-bearing deposits and federal funds sold. The Bank is required by regulations to maintain an average cash reserve balance based on a percentage of deposits; however, on March 15, 2020, the Federal Reserve announced that reserve requirement ratios would be reduced to zero percent effective March 26, 2020, due to economic conditions, which eliminated the reserve requirement for all depository institutions. The reserve requirement is still at zero percent as of December 31, 2023.

Note 3 - Investment Securities

The following table summarizes the amortized cost, fair value and allowance for credit losses of securities available-for-sale at December 31, 2023 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss):

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
December 31, 2023					
U.S. Treasuries	$ 161,420	$ —	$ (12,192)	$ —	$ 149,228
Municipal	11,699	4	(2,331)	—	9,372
Corporate	5,000	—	(587)	—	4,413
Asset-backed securities	7,069	13	(37)	—	7,045
Mortgage-backed securities	40,491	—	(2,220)	—	38,271
Total	$ 225,679	$ 17	$ (17,367)	$ —	$ 208,329

There was no ACL required on available-for-sale debt securities in an unrealized loss position at December 31, 2023.

The following table summarizes the amortized cost and fair value of securities available-for-sale at December 31, 2022 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss):

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
U.S. Treasuries	$ 215,486	$ —	$ (16,037)	$ 199,449
Municipal	10,815	—	(2,803)	8,012
Corporate	5,000	—	(400)	4,600
Asset-backed securities	7,970	—	(259)	7,711
Mortgage-backed securities	35,626	—	(2,917)	32,709
Total	$ 274,897	$ —	$ (22,416)	$ 252,481

There were no securities sold during the year ended December 31, 2023 or December 31, 2022.

Note 3 - Investment Securities (continued)

The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

| | **For the Years Ended December 31,** | | | |
| | **2023** | | **2022** | |
(in thousands)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
Within one year	$ 39,918	$ 39,294	$ 53,739	$ 53,204
One to five years	101,688	93,218	88,165	82,538
Five to ten years	26,215	22,511	79,090	68,805
Beyond ten years	10,298	7,990	10,307	7,514
Asset-backed securities[1]	7,069	7,045	7,970	7,711
Mortgage-backed securities[1]	40,491	38,271	35,626	32,709
	$ 225,679	$ 208,329	$ 274,897	$ 252,481

[1] Asset-backed and Mortgage-backed securities are due in monthly installments.

There were no securities pledged at December 31, 2023 and 2022 to secure public deposits and repurchase agreements. Pledged securities at the Federal Reserve's Bank Term Funding Program ("BTFP") totaled $170.7 million at par value at December 31, 2023 and $0 at December 31, 2022.

At December 31, 2023 and 2022, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

The following table summarizes debt securities available-for-sale in an unrealized loss position for which an allowance for credit losses has not been recorded at December 31, 2023 and 2022, aggregated by major security type and length of time in a continuous unrealized loss position:

| | **Less than 12 months** | | **12 months or longer** | | **Total** | |
(in thousands)	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
December 31, 2023						
U.S. Treasuries	$ —	$ —	$ 149,228	$ (12,192)	$ 149,228	$ (12,192)
Municipal	—	—	8,473	(2,331)	8,473	(2,331)
Corporate	—	—	4,413	(587)	4,413	(587)
Asset-backed securities	—	—	5,154	(37)	5,154	(37)
Mortgage-backed securities	6,057	(8)	32,214	(2,212)	38,271	(2,220)
Total	$ 6,057	$ (8)	$ 199,482	$ (17,359)	$ 205,539	$ (17,367)
December 31, 2022						
U.S. Treasuries	$ 82,102	$ (1,396)	$ 117,347	$ (14,641)	$ 199,449	$ (16,037)
Municipal	1,452	(207)	6,560	(2,596)	8,012	(2,803)
Corporate	—	—	4,600	(400)	4,600	(400)
Asset-backed securities	6,156	(237)	1,555	(22)	7,711	(259)
Mortgage-backed securities	22,067	(1,884)	10,642	(1,033)	32,709	(2,917)
Total	$ 111,777	$ (3,724)	$ 140,704	$ (18,692)	$ 252,481	$ (22,416)

Note 3 - Investment Securities (continued)

At December 31, 2023 management determined the Company does not have the intent to sell, nor is it more likely than not that it will be required to sell, available-for-sale debt securities in an unrealized loss position at December 31, 2023 before it is able to recover the amortized cost basis. Further, management reviewed the Company's holdings as of December 31, 2023 and concluded there were no credit-related declines in fair value. Additional information related to the types of securities held at December 31, 2023, other than securities issued or guaranteed by U.S. Government entities or agencies, is as follows:

Corporate Securities – There have been no payment defaults on any of the Company's holdings of corporate debt securities. There are 5 securities all of which are subordinated debt of other financial institutions with face amounts ranging from $0.5 million to $2 million.

Municipal Securities – All of the Company's holdings of municipal bonds were investment grade and there have been no payment defaults. Summary ratings information at December 31, 2023, based on the amortized cost basis and reflecting the lowest enhanced or underlying rating by Moody's, Standard & Poors or Fitch, is as follows: AAA – 82% of the portfolio; AA+ – 8%; AA – 10%.

Asset-backed Securities – There were 3 investment grade asset-backed securities, and there have been no payment defaults on these securities.

As such, it is deemed the above listed securities are not in an unrealized loss position due to credit-related issues and no further analysis is warranted as of December 31, 2023.

Note 4 - SBA-PPP Loans

SBA-PPP gross loans receivable totaled $0.7 million and $2.2 million at December 31, 2023 and 2022, respectively and were all rated as pass credits and were not past due, nonaccrual or otherwise impaired. Unearned net fees associated with the SBA-PPP loans amounted to $15.3 thousand and $31.0 thousand at December 31, 2023 and 2022, respectively.

SBA-PPP loans generated income of $29.5 thousand for the year ended December 31, 2023 and $3.5 million for the year ended December 31, 2022, of which, earned fees, primarily on loans forgiven by the SBA, represented $15.7 thousand and $3.2 million of the income, respectively.

Note 5 - Portfolio Loans Receivable and Allowance for Credit Losses

The following is a summary of the major categories of total loans outstanding:

	December 31,			
	2023		**2022**	
(in thousands)	**Amount**	**Percent**	**Amount**	**Percent**
Real estate:				
Residential	$ 573,104	30 %	$ 484,735	28 %
Commercial	684,229	35	664,551	38
Construction	290,108	15	238,099	14
Commercial and Industrial	238,548	13	220,221	13
Credit card, net of reserve[1]	123,331	7	128,434	7
Other consumer	950	—	1,179	—
Portfolio loans receivable, gross	1,910,270	100 %	1,737,219	100 %
Deferred origination fees, net	(7,627)		(8,627)	
Allowance for credit losses	(28,610)		(26,385)	
Portfolio loans receivable, net	$ 1,874,033		$ 1,702,207	

(1) Credit card loans are presented net of reserve for interest and fees.

During the year ended December 31, 2023 the Company recorded a $284 thousand increase to the ACL, reflected in "Other," from residual non-accretable discounts on acquired loans post CECL adoption. The following tables set forth the changes in the ACL and an allocation of the ACL by loan segment class for the year ended December 31, 2023 and the activity in the allowance for loan losses by loan segment class for the year ended December 31, 2022.

(in thousands) **Year Ended December 31, 2023**	**Beginning Balance, Prior to Adoption of the CECL Standard**	**Impact of Adopting the CECL Standard**	**Other**	**Provision (Release of Provision) for Credit Losses**	**Charge-Offs**	**Recoveries**	**Ending Balance**
Real estate:							
Residential	$ 5,481	$ (1,198)	$ 91	$ 1,814	$ (670)	$ —	$ 5,518
Commercial	8,098	3,941	193	(1,075)	(943)	102	10,316
Construction	3,782	(1,973)	—	462	—	—	2,271
Commercial and Industrial	2,935	1,073	—	475	(98)	21	4,406
Credit card	6,078	(1,045)	—	7,939	(7,076)	191	6,087
Other consumer	11	6	—	(5)	—	—	12
Total	$ 26,385	$ 804	$ 284	$ 9,610	$ (8,787)	$ 314	$ 28,610

Note 5 - Portfolio Loans Receivable and Allowance for Credit Losses (continued)

(in thousands) Year Ended December 31, 2022	Beginning Balance	Provision (Release of Provision) for Loan Losses	Charge-Offs	Recoveries	Ending Balance
Real estate:					
Residential	$ 5,612	$ (131)	$ —	$ —	$ 5,481
Commercial	8,566	(468)	—	—	8,098
Construction	4,699	(900)	(17)	—	3,782
Commercial and Industrial	2,637	298	—	—	2,935
Credit card	3,655	7,833	(5,461)	51	6,078
Other consumer	12	(1)	—	—	11
Total	$ 25,181	$ 6,631	$ (5,478)	$ 51	$ 26,385

The following tables present a summary of loan balances and the related allowance for loan losses summarized by loan category for each impairment method used as of December 31, 2022.

(in thousands) December 31, 2022	Allowance for Loan Losses Ending Balance Evaluated for Impairment:		Outstanding Portfolio Loan Balances Evaluated for Impairment:	
	Individually	Collectively	Individually	Collectively
Real estate:				
Residential	$ —	$ 5,481	$ 4,288	$ 480,447
Commercial	—	8,098	1,563	662,988
Construction	—	3,782	2,837	235,262
Commercial and Industrial	372	2,563	705	219,516
Credit card	—	6,078	—	128,434
Other consumer	—	11	—	1,179
Total	$ 372	$ 26,013	$ 9,393	$ 1,727,826

Note 5 - Portfolio Loans Receivable and Allowance for Credit Losses (continued)

Past due loans, segregated by age and class of loans, as of December 31, 2023 and 2022 were as follows:

Portfolio Loans Past Due

(in thousands) December 31, 2023	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total Portfolio Loans	Accruing Loans 90 or More days Past Due	Nonaccrual Loans
Real estate:								
Residential	$ 2,201	$ 3,096	$ 11,066	$ 16,363	$ 556,741	$ 573,104	$ 17	$ 11,398
Commercial	1,577	322	582	2,481	681,748	684,229	—	582
Construction	—	1,165	3,296	4,461	285,647	290,108	—	3,288
Commercial and Industrial	1,356	74	454	1,884	236,664	238,548	—	774
Credit card	7,767	6,877	519	15,163	108,168	123,331	519	—
Other consumer	—	—	—	—	950	950	—	—
Total	$ 12,901	$ 11,534	$ 15,917	$ 40,352	$ 1,869,918	$ 1,910,270	$ 536	$ 16,042
December 31, 2022								
Real estate:								
Residential	$ 4	$ 142	$ 4,284	$ 4,430	$ 480,305	$ 484,735	$ —	$ 4,288
Commercial	—	—	1,563	1,563	662,988	664,551	—	1,563
Construction	1,164	640	2,837	4,641	233,458	238,099	—	2,837
Commercial and Industrial	117	386	569	1,072	219,149	220,221	—	705
Credit card	8,473	7,455	363	16,291	112,143	128,434	363	—
Other consumer	—	—	—	—	1,179	1,179	—	—
Total	$ 9,758	$ 8,623	$ 9,616	$ 27,997	$ 1,709,222	$ 1,737,219	$ 363	$ 9,393

There were $8.1 million and $1.3 million, respectively, of loans secured by one-to-four family residential properties in the process of foreclosure as of December 31, 2023 and 2022.

The following presents the nonaccrual loans as of December 31, 2023 and December 31, 2022:

(in thousands)	December 31, 2023				December 31, 2022
	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with an Allowance for Credit Loss	Total Nonaccrual Loans	Interest Recognized on Nonaccrual Loans	Total Nonaccrual Loans
Real estate:					
Residential	$ 11,152	$ 246	$ 11,398	$ 236	$ 4,288
Commercial	582	—	582	46	1,563
Construction	3,288	—	3,288	185	2,837
Commercial and Industrial	598	176	774	71	705
Total	$ 15,620	$ 422	$ 16,042	$ 538	$ 9,393

The Company has certain loans for which repayment is dependent upon the operation or sale of collateral, as the borrower is experiencing financial difficulty. The underlying collateral can vary based upon the type of loan. The following provides more detail about the types of collateral that secure collateral dependent loans:

• Residential real estate loans are primarily secured by owner-occupied primary residences and, to a lesser extent, investor-owned residences.

Note 5 - Portfolio Loans Receivable and Allowance for Credit Losses (continued)

• Commercial real estate loans can be secured by either owner-occupied commercial real estate or non-owner-occupied investment commercial real estate. Typically, owner-occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities and other commercial and industrial properties occupied by operating companies. Non-owner-occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate.

• Construction loans are typically secured by owner-occupied commercial real estate or non-owner-occupied investment real estate. Typically, owner occupied construction loans are secured by office buildings, warehouses, manufacturing facilities, and other commercial and industrial properties that are in process of construction. Non-owner-occupied commercial construction loans are generally secured by office buildings and complexes, multi-family complexes, land under development, and other commercial and industrial real estate in process of construction.

• Commercial and industrial loans are generally secured by equipment, inventory, accounts receivable, and other commercial property.

Collateral dependent loans amortized cost

(in thousands)	December 31, 2023
Real estate:	
Residential	$ 11,152
Commercial	582
Construction	3,288
Commercial and Industrial	657
Total	$ 15,679

Of the collateral dependent loans as of December 31, 2023, a specific reserve of $115 thousand was assessed for commercial and industrial loans. The Company had no modifications on loans to borrowers experiencing financial difficulty during the year ended December 31, 2023.

Prior to the adoption of the CECL standard, loans were considered impaired when, based on current information, management believed the Company would not collect all principal and interest payments according to contractual terms. Generally, loans were reviewed for impairment when the risk grade for a loan was downgraded to a classified asset category. For loans that were classified as impaired, an allowance was established when the collateral value, if the loan was collateral dependent, or the discounted cash flows of the impaired loan was lower than the carrying value of the loan. Loans were generally charged-off in part or in full when management determined the loan to be uncollectible.

The following table presents information related to impaired loans by class of loans as of and for the years ended December 31, 2022:

(in thousands) **December 31, 2022**	Unpaid Contractual Principal Balance	Recorded Investment with no Allowance	Recorded Investment with Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Recognized
Real estate:							
Residential	$ 4,476	$ 4,288	$ —	$ 4,288	$ —	$ 4,629	$ 149
Commercial	1,647	1,563	—	1,563	—	1,656	52
Construction	2,939	2,837	—	2,837	—	2,938	75
Commercial and Industrial	899	247	458	705	372	1,199	77
Total	$ 9,961	$ 8,935	$ 458	$ 9,393	$ 372	$ 10,422	$ 353

Note 5 - Portfolio Loans Receivable and Allowance for Credit Losses (continued)

Credit quality indicators

As part of the ongoing monitoring of the credit quality of the Company's loan portfolio, management tracks certain credit quality indicators including trends related to the risk grade of loans, the level of classified loans, net charge-offs, nonperforming loans, and general economic conditions in the Company's market. From a credit risk standpoint, the Company utilizes a risk grading matrix to assign a risk grade to each of its loans. The classifications of loans reflect a judgment about the risk of expected credit loss associated with each loan. Credit quality indicators are reviewed and adjusted regularly to account for the degree of risk and expected credit loss that the Company believes to be appropriate for each financial asset.

A description of the general characteristics of loans characterized as classified is as follows:

Pass

Loans characterized as pass includes loans graded exceptional, very good, good, satisfactory and pass/watch. The Company believes that there is a low likelihood of credit deterioration related to those loans that are considered pass.

Special Mention

A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company's credit position at some future date. Special mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Borrowers may exhibit poor liquidity and leverage positions resulting from generally negative cash flow or negative trends in earnings. Access to alternative financing may be limited to finance companies for business borrowers and may be unavailable for commercial real estate borrowers.

Substandard

A substandard loan is inadequately protected by the current financial condition and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Borrowers may exhibit recent or unexpected unprofitable operations, an inadequate debt service coverage ratio, or marginal liquidity and capitalization. These loans require more intense supervision by Company management.

Doubtful

A doubtful loan has all the weaknesses associated with a substandard loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following table presents the balances of classified loans based on the most recent credit quality indicator analysis. Classified loans include Special Mention, Substandard and Doubtful loans. Pass classified loans include loans graded exceptional, very good, good, satisfactory, and pass/watch. Credit card loans are ungraded as they are not individually graded. Charge-offs presented represent gross charge-offs recognized in the current period:

Note 5 - Portfolio Loans Receivable and Allowance for Credit Losses (continued)

December 31, 2023	Term Loans by Origination Year							
(in thousands)	2023	2022	2021	2020	2019	Prior	Revolving	Total
Residential – Real estate								
Pass	$ 140,394	$ 137,362	$ 76,556	$ 76,938	$ 36,122	$ 88,055	$ —	$ 555,427
Special Mention	—	—	134	3,670	1,176	288	—	5,268
Substandard	—	33	—	—	26	12,350	—	12,409
Doubtful	—	—	—	—	—	—	—	—
Total	140,394	137,395	76,690	80,608	37,324	100,693	—	573,104
Commercial – Real estate								
Pass	62,095	185,776	145,756	68,748	96,238	116,347	—	674,960
Special Mention	—	6,897	—	—	805	985	—	8,687
Substandard	—	—	—	—	582	—	—	582
Doubtful	—	—	—	—	—	—	—	—
Total	62,095	192,673	145,756	68,748	97,625	117,332	—	684,229
Construction – Real estate								
Pass	142,157	72,240	46,180	16,859	6,246	2,517	—	286,199
Special Mention	—	—	—	—	—	614	—	614
Substandard	—	—	—	1,254	597	1,444	—	3,295
Doubtful	—	—	—	—	—	—	—	—
Total	142,157	72,240	46,180	18,113	6,843	4,575	—	290,108
Commercial and Industrial								
Pass	70,540	71,689	27,884	8,827	18,036	37,392	—	234,368
Special Mention	—	156	—	2,406	47	273	—	2,882
Substandard	30	814	211	—	42	201	—	1,298
Doubtful	—	—	—	—	—	—	—	—
Total	70,570	72,659	28,095	11,233	18,125	37,866	—	238,548
Other consumer								
Pass	75	278	147	116	—	334	—	950
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total	75	278	147	116	—	334	—	950
Credit card								
Ungraded	—	—	—	—	—	—	123,331	123,331
Portfolio loans receivable, gross	$ 415,291	$ 475,245	$ 296,868	$ 178,818	$ 159,917	$ 260,800	$ 123,331	$1,910,270

December 31, 2023								
(in thousands)	2023	2022	2021	2020	2019	Prior	Revolving	Total
Gross Charge-offs								
Residential	$ —	$ —	$ —	$ —	$ —	$ 670	$ —	$ 670
Commercial	—	—	—	—	943	—	—	943
Commercial and Industrial	—	98	—	—	—	—	—	98
Credit card	—	—	—	—	—	—	7,076	7,076
Total	$ —	$ 98	$ —	$ —	$ 943	$ 670	$ 7,076	$ 8,787

Note 5 - Portfolio Loans Receivable and Allowance for Credit Losses (continued)

The following table presents the balances of classified loans based on the credit quality indicator:

(in thousands)	Pass[1]	Special Mention	Substandard	Doubtful	Ungraded[2]	Total
December 31, 2022						
Real estate:						
Residential	$ 469,304	$ 9,966	$ 5,465	$ —	$ —	$ 484,735
Commercial	657,411	5,577	1,563	—	—	664,551
Construction	235,262	—	2,837	—	—	238,099
Commercial and Industrial	196,381	22,469	1,371	—	—	220,221
Credit card	—	—	—	—	128,434	128,434
Other consumer	1,179	—	—	—	—	1,179
Portfolio loans receivable, gross	$ 1,559,537	$ 38,012	$ 11,236	$ —	$ 128,434	$ 1,737,219

_____

[1] Pass includes loans graded exceptional, very good, good, satisfactory and pass/watch in addition to credit cards and consumer credits that are not individually graded.
[2] Credit card loans are not individually graded.

Certain loans have been modified where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties disclosed as troubled debt restructurings ("TDRs"). These concessions typically result from the Company's loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after confirmation of the borrower's sustained repayment performance for a reasonable period, generally six months. The status of TDRs is as follows:

(dollars in thousands)	Number of Contracts	Recorded Investment		
		Performing	Nonperforming	Total
December 31, 2022				
Real estate:				
Residential	1	$ —	$ 288	$ 288
Total	1	$ —	$ 288	$ 288

At December 31, 2022 the Company had one defaulted TDR for $288 thousand. In the 12 months ending December 31, 2022, four TDRs, totaling $215 thousand paid off.

Note 5 - Portfolio Loans Receivable and Allowance for Credit Losses (continued)

Outstanding loan commitments were as follows:

(in thousands)	December 31, 2023		December 31, 2022	
Unused lines of credit				
Real Estate:				
Residential	$	15,436	$	14,336
Residential - Home Equity		43,892		43,128
Commercial		20,424		36,609
Construction		98,777		93,913
Commercial and Industrial		42,751		45,747
Credit card[1]		114,882		111,227
Other consumer		310		102
Total	$	336,472	$	345,062
Letters of credit	$	4,641	$	5,105

_____

[1] Outstanding loan commitments in the credit card portfolio include $98.2 million and $106.9 million in secured and partially secured balances as of December 31, 2023 and 2022, respectively.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition of the contract. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will, at any given time, draw upon their lines in full. Loan commitments generally have variable interest rates, fixed expiration dates, and may require payment of a fee.

The Company's maximum exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the credit commitment. Loan commitments and lines of credit are generally made on the same terms, including with regard to collateral, as outstanding loans. Management is not aware of any accounting loss to be incurred by funding these loan commitments.

The Company maintains an estimated reserve for unfunded commitments and certain off-balance sheet items such as unfunded lines of credit, which is reflected in other liabilities, with increases or decreases in the reserve being charged to or released from operating expense. Activity for this account is as follows for the periods presented:

(in thousands)	2023		2022	
Balance at beginning of period	$	1,682	$	1,736
Impact of adopting the CECL standard on January 1, 2023		(775)		—
Release of credit losses on unfunded commitments		(101)		(54)
Balance at end of period	$	806	$	1,682

The Company makes representations and warranties that loans sold to investors meet the investors' program guidelines and that the information provided by the borrowers is accurate and complete. In the event of a default on a loan sold, the investor may have the right to make a claim for losses due to document deficiencies, program non-compliance, early payment default, and fraud or borrower misrepresentations.

Note 5 - Portfolio Loans Receivable and Allowance for Credit Losses (continued)

The Company maintains a reserve for potential losses on mortgage loans sold, which is reflected in other liabilities, with changes being charged to or released from a provision for credit loss expense. During the year ended December 31, 2022, this increase or decrease in reserve activity was included in other operating expense. Activity in this reserve is as follows for the periods presented:

(in thousands)	2023	2022
Balance at beginning of period	$ 1,173	$ 1,164
(Release of) provision for mortgage loan put-back reserve	(188)	9
Balance at end of period	$ 985	$ 1,173

Note 6 - Premises and Equipment

Year end premises and equipment owned and utilized in the operations of the Company and the related depreciation and amortization expense were as follows:

(in thousands)	2023	2022
Leasehold improvements	$ 2,710	$ 1,683
Furniture and equipment	4,926	4,775
Vehicle	54	54
Software	2,517	2,517
Construction in progress	33	694
	10,240	9,723
Less: Accumulated depreciation and amortization	(8,758)	(8,434)
Premises and equipment	1,482	1,289
Net lease asset	3,587	2,097
Premises and equipment, net	$ 5,069	$ 3,386
Depreciation and amortization expense	$ 324	$ 364

Note 7 - Leases

The Company's primary leasing activities relate to certain real estate leases entered into in support of the Company's branch operations and back office operations. The Company leases four of its full service branches and four other locations for corporate/administration activities, operations, and loan production. All property leases under lease agreements have been designated as operating leases. The Company does not have leases designated as finance leases.

Note 7 - Leases (continued)

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets are included in premises and equipment, and operating lease liabilities are included as other liabilities in the consolidated balance sheets. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The historical weighted average discount rate used was 3.79% at December 31, 2023 and 1.94% at December 31, 2022. The operating lease ROU asset also includes any lease pre-payments. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which the Company has elected to account for separately as the non-lease component amounts are readily determinable under most leases.

As of December 31, 2023, the Company's net lease ROU assets and related lease liabilities were $3.6 million and $3.8 million, respectively, and have remaining terms ranging from one to nine years, including extension options that the Company is reasonably certain will be exercised. As of December 31, 2023, the Company had not entered into any material leases that have not yet commenced. The Company's lease information is summarized as follows:

(in thousands)		**2023**		**2022**
Lease Right-of-Use Asset				
Lease asset	$	6,810	$	5,171
Less: Accumulated amortization		(3,223)		(3,074)
Net lease asset	$	3,587	$	2,097
Lease Liability				
Lease liability	$	6,892	$	5,327
Less: Accumulated amortization		(3,101)		(2,968)
Net lease liability	$	3,791	$	2,359

Future minimum payments for operating leases with initial or remaining terms of one year or more are as follows at December 31, 2023:

(in thousands)		**2023**
Amounts due in:		
2024	$	1,161
2025		715
2026		665
2027		396
2028		266
thereafter		1,182
Total future lease payments		4,385
Discount of cash flows		(594)
Present value of net future lease payments	$	3,791

Operating lease and rent expense totaled $1.3 million for both the years ended December 31, 2023 and 2022.

Note 8 - Derivative Financial Instruments

As part of its mortgage banking activities, the Company enters into interest rate lock commitments, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding and customers have locked into that interest rate. The Company then locks the loan and rate in with an investor and commits to deliver the loan if settlement occurs (Best Efforts). Certain loans under rate lock commitments are covered under forward sales contracts. Forward sales contracts are recorded at fair value with changes in fair value recorded in mortgage banking revenue. Interest rate lock commitments and commitments to deliver loans to investors are considered to be derivatives. The market value of interest rate lock commitments and best efforts contracts are not readily ascertainable with precision because they are not actively traded in stand-alone markets. The Company determines the fair value of rate lock commitments by estimating the fair value of the underlying asset, which is impacted by current interest rates and takes into consideration the probability that the rate lock commitments will close or will be funded.

The following table reports the commitment and fair value amounts on the outstanding derivatives:

(in thousands)	December 31, 2023		December 31, 2022	
Notional amount of open forward sales agreements	$	—	$	1,750
Fair value of open forward delivery sales agreements		—		9
Notional amount of interest rate lock commitments		—		626
Fair value of interest rate lock commitments		—		1

Note 9 - Deposits

Time deposits that meet or exceed the FDIC Insurance Limit of $250,000 at year-end 2023 and 2022 were $124.7 million and $96.3 million.

Scheduled maturities of time deposits for the next five years were as follows:

(in thousands)		
2024	$	350,658
2025		58,400
2026		1,425
2027		402
2028		69
Total	$	410,954

Note 10 - Borrowed Funds

As of December 31, 2023 and 2022, the Company was indebted as follows:

(dollars in thousands)	2023		2022	
	Balance	**Interest**	Balance	Interest
FHLB fixed rate advance due October 16, 2025	$ 22,000	0.93 %	$ 22,000	0.93 %
FHLB fixed rate advance due March 20, 2023	—	—	50,000	4.42
FHLB daily rate advance due September 13, 2023	—	—	35,000	4.57
Total - FHLB advances	$ 22,000	0.93 %	$ 107,000	3.75 %
Junior subordinated debentures due June 15, 2036	$ 2,062	7.52 %	$ 2,062	6.64 %
Other subordinated notes due November 30, 2030	10,000	5.00	10,000	5.00
Bank Term Funding Program borrowings	15,000	4.84	—	—
Total - Other borrowed funds	$ 27,062	5.10 %	$ 12,062	5.28 %

The FHLB fixed rate advances accrue interest on a daily basis and are paid semi-annually.

Junior subordinated debentures

In June 2006, the Company formed Capital Bancorp (MD) Statutory Trust I (the "Trust") and on June 15, 2006, the Trust issued 2,000 floating rate capital securities (the "Capital Securities") with an aggregate liquidation value of $2.0 million to a third party in a private placement. Concurrent with the issuance of the Capital Securities, the Trust issued trust common securities to the Company in the aggregate liquidation value of $62 thousand.

The proceeds of the issuance of the Capital Securities and trust common securities were invested in the Company's Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Floating Rate Debentures"). The Floating Rate Debentures for the Trust will mature on June 15, 2036, which may be shortened if certain conditions are met (including the Company having received prior approval of the Board of Governors of the Federal Reserve System and any other required regulatory approvals). These Floating Rate Debentures, which are the only assets of the Trust, are subordinate and junior in right of payment to all present and future senior indebtedness (as defined in the Indenture dated June 15, 2006) of the Company. The Floating Rate Debentures for the Trust accrue interest at a floating rate equal to the three-month CME Term SOFR plus a spread adjustment of 0.26161% (or 26.161 basis points) plus 187 basis points, payable quarterly. As of December 31, 2023 and 2022, the rate for the Trust was 7.52% and 6.64%, respectively. The quarterly distributions on the Capital Securities will be paid at the same rate that interest is paid on the Floating Rate Debentures.

The Company has fully and unconditionally guaranteed the Trust's obligation under the Capital Securities. The Trust must redeem the Capital Securities when the Floating Rate Debentures are paid at maturity or upon any earlier prepayment of the Floating Rate Debentures. The Floating Rate Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Capital Securities, or a change in existing laws that requires the Trust to register as an investment company.

The junior subordinated debentures are treated as Tier 1 capital by the Company, to a limited extent, by the Federal Reserve.

Note 10 - Borrowed Funds (continued)

Other subordinated notes

On November 30, 2020, the Company issued $10.0 million of subordinated notes (the "Notes"). The Notes mature on November 30, 2030 and are redeemable in whole or part on November 30, 2025. The Notes bear interest at a fixed annual rate of 5.00% for the first five years, then adjust quarterly to an interest rate per annum equal to a benchmark rate, which is expected to be the three-month SOFR, plus 490 basis points. There were related debt issuance costs incurred totaling $50,000 which were fully expensed at the time of issuance. The Company used the proceeds from the Notes to redeem the outstanding $13.5 million, 6.95% fixed-to-floating rate subordinated notes issued in November 2015 and called on December 1, 2020.

Federal Reserve's Bank Term Funding Program

On March 12, 2023, in response to liquidity concerns in the banking system, the Federal Deposit Insurance Corporation, Federal Reserve and U.S. Department of Treasury, collaboratively approved certain actions with a stated intention to reduce stress across the financial system, support financial stability and minimize any impact on business, households, taxpayers, and the broader economy. Among other actions, the Federal Reserve Board has created the BTFP to make additional funding available to eligible depository institutions to help assure institutions can meet the needs of their depositors. Eligible institutions may obtain liquidity against a wide range of collateral, at par value. BTFP advances can be requested through at least March 11, 2024. At December 31, 2023, the Company had $15.0 million of BTFP borrowings. In January 2024, the Company paid off the $15.0 million of BTFP borrowings.

Available lines of credit

The Company has available lines of credit of $76.0 million with other correspondent banks. There were no outstanding line of credit balances at December 31, 2023 and December 31, 2022.

The Company may borrow up to 25% of its assets from the FHLB, based on collateral available to pledge to secure the borrowings. Borrowings from the FHLB are secured by a portion of the Company's loan and/or investment portfolio. As of December 31, 2023 and 2022, the Company had pledged loans providing borrowing capacity of $313.5 million and $330.8 million, respectively. The Company did not have any pledged investment securities to the FHLB at December 31, 2023 or December 31, 2022. As of December 31, 2023 and 2022, the Company had available borrowing capacity, net of advances and amounts pledged for letters of credit, from the FHLB of $291.5 million and $223.8 million, respectively.

As of December 31, 2023 and 2022, the Company had pledged commercial loans to the Federal Reserve Bank of Richmond to secure a borrowing capacity totaling $16.6 million and $21.4 million, respectively, under its discount window program.

The Company limits its certificate of deposit funding through financial networks to 15% of the Bank's assets, or approximately $326.5 million and $310.5 million as of December 31, 2023 and 2022, respectively. The Company had $142.4 million outstanding as of December 31, 2023 and $131.8 million outstanding as of December 31, 2022.

Note 11 - Retirement Plans

The Company provides a defined contribution plan qualifying under Section 401(k) of the Internal Revenue Code to eligible employees. The Company contributes 3% of eligible compensation on behalf of all full-time employees up to limits prescribed by the Internal Revenue Code. The Company's contribution to the plan was $1.0 million in 2023 and $850 thousand in 2022.

Note 11 - Retirement Plans (continued)

The Bank adopted a Long-Term Incentive Plan ("LTIP") for executive management members in 2021. The LTIP is in the form of a nonqualified deferred compensation plan and complies with Internal Revenue Code Section 409A as well as related guidance and regulations. The LTIP was introduced in order to align long-term interests of the Bank with the Bank's key executive management members. Under the LTIP, the CEO is eligible to earn an annual contribution of 20% of salary for achieving targeted performance levels while other executive management members are eligible to earn an annual contribution of 15% of salary for achieving targeted performance levels. The Compensation Committee may award more for overachievement of the targets, and all targets are set for participants at the beginning of a fiscal year. All participants are subject to the following vesting schedule for any earnings (or losses) on the investment of the contribution: 100% vesting following completion of either (i) ten years of service by the applicable executive from the later of the effective date of the LTIP or the executive's hire date or (ii) ten years of continuous, full-time employment with the Bank by the applicable executive (to include continuous employment prior to the effective date of the LTIP) and retirement, which is defined in the LTIP as the later of a participant's separation from service or the executive attaining 67 years of age. In the event of a change in control, the LTIP will accelerate vesting. Any executive not fulfilling either vesting requirement will forfeit any employer contributions.

Note 12 - Related-Party Transactions

Certain executive officers and directors of the Company and Bank, and companies with which they are affiliated, are clients of and have banking transactions with the Company in the ordinary course of business. These transactions are conducted on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company.

Activity in related-party loans during 2023 and 2022 is shown below:

(in thousands)		**2023**		**2022**
Balance at beginning of year	$	36,305	$	32,524
Add: New loans		—		18,326
Less: Amounts collected		(4,231)		(14,545)
Balance at end of year	$	32,074	$	36,305

Deposits from officers and directors and their related interests were $81.3 million at December 31, 2023, and $92.0 million at December 31, 2022.

A director of the Company owns an interest in an entity from which the Company leases space for one of its Rockville, Maryland locations. Payments made in accordance with the lease were $85 thousand and $82 thousand in 2023 and 2022, respectively.

Company directors, or their related interests, held $2.5 million of the subordinated notes outstanding as of December 31, 2023. These notes hold a fixed rate of interest until November 30, 2025, after which it converts to variable rate.

Note 13 - Income Taxes

Income tax expense was as follows:

(in thousands)	For the Years Ended December 31,	
	2023	**2022**
Current expense		
Federal	$ **8,192**	$ 9,906
State	**2,020**	1,284
Total current expense	**10,212**	11,190
Deferred tax expense (benefit)	**142**	1,240
Total income tax expense	$ **10,354**	$ 12,430

The components of the net deferred tax asset at December 31, 2023 and 2022 were:

(in thousands)	**2023**	**2022**
Deferred tax assets:		
Allowance for credit losses	$ **7,230**	$ 7,073
Reserve for recourse on mortgage loans sold	**242**	297
Deferred loan fees - PPP	**—**	8
Stock-based compensation	**309**	257
Long-term incentive program	**372**	428
Unrealized loss on investment securities available for sale	**4,253**	5,665
Other	**61**	85
	12,467	13,813
Deferred tax liabilities:		
Accumulated depreciation	**214**	34
Other	**1**	2
	215	36
Net deferred tax asset	$ **12,252**	$ 13,777

The differences between the federal income tax rate and the effective tax rate for the Company are reconciled as follows:

	2023	**2022**
Statutory federal income tax rate	**21.00 %**	21.00 %
Increase (decrease) resulting from:		
State income taxes, net of federal income tax benefit	**3.13**	2.58
Nondeductible expenses	**0.73**	0.56
Tax-exempt interest income and dividend income	**(0.55)**	(0.41)
Stock-based compensation expense	**(0.68)**	(0.48)
Bank-owned life insurance	**(0.54)**	(0.40)
Other, net	**(0.69)**	0.10
Effective Tax Rate	**22.40 %**	22.95 %

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the net deferred tax assets to net realizable value. As of December 31, 2023, management has determined that it is more likely than not that the majority of the deferred tax asset from continuing operations will be realized. At December 31, 2023 and December 31, 2022, no valuation allowance was recognized.

Note 13 - Income Taxes (continued)

The Company does not have material uncertain tax positions and did not recognize any adjustments for unrecognized tax benefits. The Company remains subject to examination of income tax returns for the years ending after December 31, 2019.

Note 14 - Regulatory Capital Matters

The Company and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2023, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If not adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2023 and 2022, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Based on recent changes to the Federal Reserve's definition of a "Small Bank Holding Company" that increased the threshold to $3 billion in assets, the Company is not currently subject to separate minimum capital measurements. At such time as the Company reaches the $3 billion asset level, it will again be subject to capital measurements independent of the Bank. For comparison purposes, the Company's ratios are presented in the following table as well, all of which would have exceeded the "well-capitalized" level had the Company been subject to separate capital minimums.

Actual and required capital amounts and ratios are presented below at year-end.

Note 14 - Regulatory Capital Matters (continued)

Regulatory Capital

(dollars in thousands)	Actual		Minimum Capital Adequacy		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2023						
The Company						
Tier 1 leverage ratio (to average assets)	$ 270,019	12.14 %	$ 89,004	4.00 %	N/A	N/A
Tier 1 capital (to risk-weighted assets)	270,019	15.55 %	104,175	6.00 %	N/A	N/A
Common equity tier 1 capital ratio (to risk-weighted assets)	267,957	15.43 %	$ 78,132	4.50 %	N/A	N/A
Total capital ratio (to risk-weighted assets)	301,817	17.38 %	$ 138,900	8.00 %	N/A	N/A
The Bank						
Tier 1 leverage ratio (to average assets)	$ 228,794	10.51 %	$ 87,068	4.00 %	$ 108,835	5.00 %
Tier 1 capital (to risk-weighted assets)	228,794	13.56 %	101,251	6.00 %	135,001	8.00 %
Common equity tier 1 capital ratio (to risk-weighted assets)	228,794	13.56 %	75,938	4.50 %	109,688	6.50 %
Total capital ratio (to risk-weighted assets)	249,984	14.81 %	135,001	8.00 %	168,751	10.00 %
December 31, 2022						
The Company						
Tier 1 leverage ratio (to average assets)	$ 242,829	11.24 %	$ 86,442	4.00 %	N/A	N/A
Tier 1 capital (to risk-weighted assets)	242,829	15.13 %	96,315	6.00 %	N/A	N/A
Common equity tier 1 capital ratio (to risk-weighted assets)	240,767	15.00 %	72,237	4.50 %	N/A	N/A
Total capital ratio (to risk-weighted assets)	262,217	16.33 %	128,421	8.00 %	N/A	N/A
The Bank						
Tier 1 leverage ratio (to average assets)	$ 199,846	9.47 %	$ 84,416	4.00 %	$ 105,521	5.00 %
Tier 1 capital (to risk-weighted assets)	199,846	12.95 %	92,574	6.00 %	123,432	8.00 %
Common equity tier 1 capital ratio (to risk-weighted assets)	199,846	12.95 %	69,431	4.50 %	100,289	6.50 %
Total capital ratio (to risk-weighted assets)	219,234	14.21 %	123,432	8.00 %	154,290	10.00 %

Note 15 - Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees. Compensation cost is measured as the fair value of these awards on their date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used as the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and as the restriction period for restricted stock awards. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

The expense recognition of employee stock option and restricted stock awards resulted in net expense of approximately $1.8 million and $1.8 million during the years ended December 31, 2023 and 2022, respectively.

Stock options:

The Company currently has two incentive compensation plans with outstanding stock options, the 2002 Stock Option Plan and the 2017 Stock and Incentive Compensation Plan (the "Plan"). Only the Plan, which authorizes the use of stock options, stock appreciation rights, restricted stock and/or restricted stock, is available to grant options and shares to employees and directors. At inception the Plan allowed for up to 1,120,000 shares of common stock to be issued. In 2021, an additional 900,000 shares were authorized for a total of 2,020,000. As of December 31, 2023, there are 792,846 shares available for future grant. Shares of common stock related to any unexercised or unvested award granted under the Plan that terminate or expire, or are subsequently forfeited or cancelled for any reason, become available for re-grant under the Plan. Option prices are equal to or greater than the estimated fair value of the common stock at the date of grant. Options outstanding vest over a four-year period, whereby 25% of the options become exercisable on each anniversary of the grant date.

Information with respect to options outstanding during the years ended December 31, 2023 and 2022 is as follows:

	2023		2022	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	811,160	$ 15.37	1,060,023	$ 14.77
Add: Granted	168,819	23.34	2,000	24.25
Less: Exercised	(228,405)	11.96	(160,590)	12.46
Less: Retired on exercise	(124,939)	12.29	(63,697)	12.52
Less: Expired/cancelled/forfeited	(75,917)	20.49	(26,576)	12.82
Outstanding at end of year	550,718	$ 19.21	811,160	$ 15.37
Exercisable at end of year	295,450	$ 16.69	538,066	$ 13.63

The weighted average fair value of options granted during the years ended December 31, 2023 and 2022, was $10.81 and $11.49, respectively.

Note 15 - Stock-Based Compensation (continued)

A summary of information about stock options outstanding is as follows:

	Exercise Price Range	Weighted Average Exercise Price	Average Remaining Life (years)	Outstanding Shares	Exercisable Shares
December 31, 2023					
	$10.70 - 14.63	$ 14.18	1.52	267,527	221,460
	14.64 - 18.56	15.27	1.57	24,000	15,000
	18.57 - 22.49	20.15	3.98	3,250	1,250
	22.50 - 26.41	24.82	3.56	255,941	57,740
Total outstanding options		$ 19.21	2.48	550,718	295,450
Intrinsic value on December 31, 2023				$ 2,999,807	$ 2,346,106
December 31, 2022					
	$10.70 - 14.63	$ 13.02	1.73	648,651	492,909
	14.64 - 18.56	14.96	2.14	22,750	10,688
	18.57 - 22.49	21.86	3.07	2,500	625
	22.50 - 26.41	26.38	3.86	137,259	33,844
Total outstanding options		$ 15.37	2.11	811,160	538,066
Intrinsic value on December 31, 2022				$ 7,020,560	$ 5,428,713

The aggregate intrinsic value as presented in the preceding tables is the difference between the estimated fair value of the stock as of December 31, 2023 and 2022, and the exercise price of the option multiplied by the number of options outstanding. Stock options with exercise prices greater than the estimated fair value of the stock are not included in this calculation.

Total unrecognized compensation expense related to stock options to be recognized over the next five years was $1.4 million and $1.2 million at December 31, 2023 and 2022, respectively.

The intrinsic value of stock options exercised was $1.9 million and $1.9 million during the years ended December 31, 2023 and 2022, respectively.

The weighted average fair value of options granted during 2023 and 2022 were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2023	2022
Dividend yield	1.04%	0.99%
Risk free interest rate	4.52%	3.25%
Expected volatility	54.64%	55.91%
Expected life in years	5	5

Note 15 - Stock-Based Compensation (continued)

Restricted stock:

The Company from time-to-time also grants shares of restricted stock to key employees. These awards help align the interests of these employees with the interests of the stockholders of the Company by providing economic value directly related to increases in the value of the Company's stock. These awards typically hold service requirements over various vesting periods. The value of the stock awarded is established as the fair market value of the stock at the time of the grant. The Company recognizes expense, equal to the total value of such awards, ratably over the vesting period of the stock grants.

All restricted stock agreements are conditioned upon continued employment. Termination of employment prior to a vesting date, as described below, would terminate any interest in non-vested shares. All restricted shares will fully vest in the event of change in control of the Company.

Nonvested restricted stock for the years ended December 31, 2023 and 2022 is summarized in the following table.

	2023		2022	
	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	39,669	$ 17.45	49,047	$ 14.33
Add: Granted	10,714	25.77	11,495	24.66
Less: Vested	(13,652)	15.92	(15,905)	14.01
Less: Retired on vesting	(8,555)	16.46	(4,968)	14.44
Nonvested at end of year	28,176	$ 21.66	39,669	$ 17.45

The vesting schedule of restricted shares as of December 31, 2023 is as follows:

Year	Shares
2024	17,203
2025	7,403
2026	3,570
	28,176

There was $78 thousand and $429 thousand of total unrecognized compensation expense related to nonvested restricted stock at December 31, 2023 and 2022, respectively.

Note 16 - Parent Company Financial Information

The balance sheets as of December 31, 2023 and 2022 and statements of income and cash flows for the years then ended, for Capital Bancorp, Inc. (Parent only) are presented below.

Parent Company Only Balance Sheets

(in thousands)	2023	2022
Assets		
Cash and cash equivalents	$ 3,499	$ 272
Investment in Bank	215,698	183,095
Investment in Church Street Capital	6,574	5,402
Investment in Trust	62	62
Loans receivable, net of allowance for credit losses of $416 and $328 at December 31, 2023 and 2022, respectively	41,310	47,517
Accrued interest receivable	370	288
Deferred income taxes	165	100
Other assets	21	45
Total assets	$ 267,699	$ 236,781
Liabilities and Stockholders' Equity		
Borrowed funds	$ 12,062	$ 12,062
Accrued interest payable	299	48
Other liabilities	478	656
Total liabilities	12,839	12,766
Stockholders' equity		
Common stock	139	141
Additional paid-in capital	54,473	58,190
Retained earnings	213,345	182,435
Accumulated other comprehensive loss	(13,097)	(16,751)
Total stockholders' equity	254,860	224,015
Total liabilities and stockholders' equity	$ 267,699	$ 236,781

Parent Company Only Statements of Income

(in thousands)	2023	2022
Interest and dividend income	$ 2,646	$ 2,146
Dividend from Bank	6,500	11,400
Total interest and dividend revenue	9,146	13,546
Interest expense	649	576
Net interest income	8,497	12,970
Provision for credit losses	88	—
Net interest income after provision for credit losses	8,409	12,970
Noninterest income	4	2
Noninterest expenses	629	447
Income before income taxes	7,784	12,525
Income tax expense	304	315
Income before undistributed net income of subsidiaries	7,480	12,210
Undistributed net income of subsidiaries	28,391	29,594
Net income	$ 35,871	$ 41,804

Note 16 - Parent Company Financial Information (continued)

Parent Company Only Statements of Cash Flows

(in thousands)	2023	2022
Cash flows from operating activities		
Net Income	$ 35,871	$ 41,804
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	88	—
Undistributed net income of subsidiaries	(28,391)	(29,594)
Stock-based compensation expense	1,757	1,662
Director and employee compensation paid in Company stock	547	171
Deferred income tax benefit	(65)	—
Changes in assets and liabilities:		
Accrued interest receivable	(82)	(71)
Other assets	24	(31)
Accrued interest payable	251	4
Other liabilities	597	528
Net cash provided by operating activities	10,597	14,473
Cash flows from investing activities		
Net decrease (increase) in portfolio loans receivable	5,314	(11,319)
Capital contributions to subsidiaries	(1,729)	(1,662)
Net cash provided (used) by investing activities	3,585	(12,981)
Cash flows from financing activities		
Dividends paid	(3,920)	(3,085)
Repurchase of common stock	(8,826)	—
Net proceeds from exercise of stock options	1,791	1,235
Net cash used by financing activities	(10,955)	(1,850)
Net increase (decrease) in cash and cash equivalents	3,227	(358)
Cash and cash equivalents, beginning of year	272	630
Cash and cash equivalents, end of year	$ 3,499	$ 272

Note 17 - Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. This includes certain U.S. Treasury and other U.S. Government and government agency securities actively traded in over-the-counter markets;

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value on a recurring basis:

Investment securities available for sale - The fair values for investment securities available for sale are provided by an independent pricing service and are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Loans held for sale - The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan (Level 2).

Derivative financial instruments - The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). Our derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services.

Note 17 - Fair Value (continued)

The Company has categorized its financial instruments measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2022 as follows:

		Fair Value Measurements Using:		
(in thousands) **December 31, 2023**	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Investment securities available for sale				
U.S. Treasuries	$ 149,228	$ 149,228	$ —	$ —
Municipal	9,372	—	9,372	—
Corporate	4,413	—	4,413	—
Asset-backed securities	7,045	—	7,045	—
Mortgage-backed securities	38,271	—	38,271	—
Total	$ 208,329	$ 149,228	$ 59,101	$ —
Loans held for sale	$ 7,481	$ —	$ 7,481	$ —
Derivative assets	$ —	$ —	$ —	$ —
Derivative liabilities	$ —	$ —	$ —	$ —
December 31, 2022				
Investment securities available for sale				
U.S. Treasuries	$ 199,449	$ 199,449	$ —	$ —
Municipal	8,012	—	8,012	—
Corporate	4,600	—	4,600	—
Asset-backed securities	7,711	—	7,711	—
Mortgage-backed securities	32,709	—	32,709	—
Total	$ 252,481	$ 199,449	$ 53,032	$ —
Loans held for sale	$ 7,416	$ —	$ 7,416	$ —
Derivative assets	$ 10	$ —	$ 10	$ —
Derivative liabilities	$ —	$ —	$ —	$ —

Financial instruments recorded using FASB ASC 825-10

Under FASB ASC 825-10, the Company may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in net income. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election, with respect to an item, may not be revoked once an election is made.

Note 17 - Fair Value (continued)

The following table reflects the difference between the fair value carrying amount of loans held for sale, measured at fair value under FASB ASC 825-10, and the aggregate unpaid principal amount the Company is contractually entitled to receive at maturity:

Fair Value of Loans Held for Sale

(in thousands)	2023	2022
Aggregate fair value	$ 7,481	$ 7,416
Contractual principal	5,168	6,808
Difference	$ 2,313	$ 608

The Company elects to account for loans held for sale at fair value to eliminate the mismatch that would occur by recording changes in market value on derivative instruments used to hedge loans held for sale while carrying the loans at the lower of cost or market.

Fair value measurements on a nonrecurring basis

Individually evaluated loans - The Company has measured expected credit losses based on the fair value of the loan's collateral and discounted cash flow analysis, where appropriate. Fair value of the collateral is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values. As of December 31, 2023 and December 31, 2022, the fair values consist of loan balances of $16.0 million and $9.4 million, with specific reserves of $422 thousand and $372 thousand, respectively.

Foreclosed real estate - The Company's foreclosed real estate is measured at fair value less cost to sell. Fair value is determined based on offers and/or appraisals. Cost to sell the real estate is based on standard market factors. The Company categorizes its foreclosed real estate as Level 3. As of December 31, 2023 and December 31, 2022, there was no foreclosed real estate held by the Company.

Fair Value of Individually Evaluated Loans

(in thousands)	2023	2022
Individually evaluated loans for credit loss, net		
Level 3 Inputs	15,620	9,021
Total	$ 15,620	$ 9,021

The following table provides information describing the unobservable inputs used in Level 3 fair value measurements at December 31, 2023 and 2022:

Unobservable Inputs

	Valuation Technique	Unobservable Inputs	General Range of Inputs
Individually evaluated loans	Appraised Value/ Discounted Cash Flows	Discounts to appraisals or cash flows for estimated holding and/or selling costs	0 - 25%

Note 17 - Fair Value (continued)

Fair value of financial instruments

Fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate the value is based upon the characteristics of the instruments and relevant market information. Financial instruments include cash, evidence of ownership in an entity, or contracts that convey or impose on an entity the contractual right or obligation to either receive or deliver cash for another financial instrument.

The information used to determine fair value is highly subjective in nature and, therefore, the results are imprecise. Subjective factors include, among other things, estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. Since the fair value is estimated as of the balance sheet date, the amounts that will actually be realized or paid upon settlement or maturity on these various instruments could be significantly different.

As of December 31, 2023, the technique used by the Company to estimate the exit price of the loan portfolio consists of similar procedures to those used as of December 31, 2022, but with added emphasis on both illiquidity risk and credit risk not captured by the previously applied entry price notion. The fair value of the Company's loan portfolio has always included a credit risk assumption in the determination of the fair value of its loans. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. The Company's loan portfolio is initially fair valued using a segmented approach. The Company divides its loan portfolio into the following categories: variable rate loans, impaired loans, and all other loans. The results are then adjusted to account for credit risk as described above. However, under the new guidance, the Company believes a further credit risk discount must be applied through the use of a discounted cash flow model to compensate for illiquidity risk, based on certain assumptions included within the discounted cash flow model, primarily the use of discount rates that better capture inherent credit risk over the lifetime of a loan. This consideration of enhanced credit risk provides an estimated exit price for the Company's loan portfolio.

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values approximate carrying values. Fair values for individually evaluated loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral.

The fair value of cash and cash equivalents, interest-bearing deposits at other financial institutions, federal funds sold and restricted investments is the carrying amount. Restricted investments includes equity of the Federal Reserve and other banker's banks.

The fair value of noninterest-bearing deposits and securities sold under agreements to repurchase is the carrying amount.

The fair value of checking, savings, and money market deposits is the amount payable on demand at the reporting date. Fair value of fixed maturity term accounts and individual retirement accounts is estimated using rates currently offered for accounts of similar remaining maturities.

The fair value of certificates of deposit in other financial institutions is estimated based on interest rates currently offered for deposits of similar remaining maturities.

The fair value of borrowings is estimated by discounting the value of contractual cash flows using current market rates for borrowings with similar terms and remaining maturities.

Note 17 - Fair Value (continued)

The fair value of outstanding loan commitments, unused lines of credit, and letters of credit are not included in the table since the carrying value generally approximates fair value. These instruments generate fees that approximate those currently charged to originate similar commitments.

The table below presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments (in thousands).

Fair Value of Financial Assets and Liabilities

(in thousands)	December 31, 2023		December 31, 2022	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Level 1				
Cash and due from banks	$ 14,513	$ 14,513	$ 19,963	$ 19,963
Interest-bearing deposits at other financial institutions	39,044	39,044	39,764	39,764
Federal funds sold	407	407	20,688	20,688
Level 3				
Loans receivable, net	$ 1,874,678	$ 1,855,158	$ 1,704,370	$ 1,659,283
Restricted investments	4,353	4,353	7,362	7,362
Financial liabilities				
Level 1				
Noninterest-bearing deposits	$ 617,373	$ 617,373	$ 674,313	$ 674,313
Level 3				
Interest-bearing deposits	$ 1,278,623	$ 1,280,682	$ 1,083,759	$ 1,090,553
FHLB advances and other borrowed funds	49,062	46,634	119,062	116,544

Note 18 - Segments

The Company's reportable segments represent business units with discrete financial information whose results are regularly reviewed by management. The four segments include Commercial Banking, Capital Bank Home Loans (the Company's mortgage loan division), and OpenSky™ (the Company's credit card division) and the Corporate Office. The following schedule presents financial information for each reportable segment at and for the years ended December 31, 2023 and 2022.

For the Year Ended December 31, 2023

(in thousands)	Commercial Bank	CBHL	OpenSky™	Corporate[2]	Eliminations	Consolidated
Interest income	$ 116,408	$ 382	$ 62,476	$ 4,238	$ (298)	$ 183,206
Interest expense	40,896	135	—	947	(298)	41,680
Net interest income	75,512	247	62,476	3,291	—	141,526
Provision for credit losses	1,540	—	7,948	122	—	9,610
Release of credit losses on unfunded commitments	(101)	—	—	—	—	(101)
Net interest income after provision	74,073	247	54,528	3,169	—	132,017
Noninterest income	2,737	4,909	17,325	4	—	24,975
Noninterest expense[1]	61,836	6,001	42,524	406	—	110,767
Net income (loss) before taxes	$ 14,974	$ (845)	$ 29,329	$ 2,767	$ —	$ 46,225
Total assets	$ 2,051,945	$ 8,589	$ 117,477	$ 277,565	$ (229,400)	$ 2,226,176

For the Year Ended December 31, 2022

(in thousands)	Commercial Bank	CBHL	OpenSky™	Corporate[2]	Eliminations	Consolidated
Interest income	$ 82,182	$ 435	$ 64,859	$ 3,349	$ (179)	$ 150,646
Interest expense	9,245	218	—	755	(179)	10,039
Net interest income	72,937	217	64,859	2,594	—	140,607
(Reversal of) provision for loan losses	(980)	—	7,611	—	—	6,631
Net interest income after provision	73,917	217	57,248	2,594	—	133,976
Noninterest income	2,122	5,276	21,972	2	—	29,372
Noninterest expense[1]	52,552	8,450	47,647	465	—	109,114
Net income (loss) before taxes	$ 23,487	$ (2,957)	$ 31,573	$ 2,131	$ —	$ 54,234
Total assets	$ 1,939,601	$ 7,936	$ 122,418	$ 245,399	$ (191,699)	$ 2,123,655

---

[1] Noninterest expense includes $23.7 million and $27.0 million in data processing expenses in OpenSky's™ segment for the years ended December 31, 2023 and 2022, respectively.

[2] The Corporate segment invests idle cash in revenue-producing assets including interest-bearing cash accounts, loan participations and other appropriate investments for the Company.

Beginning in 2024, the Company allocated certain expenses previously recorded directly to the Commercial Bank segment to the other segments. This change in allocation will be reflected in 2024 segment performance reporting.

Note 19 - Litigation

In accordance with the current accounting standards for loss contingencies, the Company establishes reserves for litigation-related matters that arise in the ordinary course of its business activities when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss can be reasonably estimated. Litigation claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance. In addition, the Company's defense of litigation claims may result in legal fees, which it expenses as incurred. None of the amounts the Company currently has recorded individually or in the aggregate are considered to be material to our financial condition as of December 31, 2023.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
The Company's management, including our Principal Executive Officer and Principal Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Report by Management on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an effective system of internal control over financial reporting (as such term is defined in Rules 13A-15(f) and 15d-15(f) under the Exchange Act). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. There are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and circumvention or overriding of controls. Accordingly, even an effective system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the Company's internal control over financial reporting as of December 31, 2023. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2023, the Company maintained effective internal control over financial reporting based on those criteria.

Elliott Davis, PLLC, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2023. Their report is included in Part II, Item 8. Financial Statements and Supplementary Data under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting
There has been no change in the Company's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the fourth quarter of 2023 to which this report relates that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. During the first quarter of 2024, additional controls were put into place or enhanced to improve the effectiveness of the Company's internal controls over the allowance for credit losses. These include process controls around model validation and allowance output review.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the quarter ended December 31, 2023, no officer or director of the Company adopted or terminated any contract, instruction, or written plan for the purchase or sale of securities of the Company's common stock that is intended to satisfy the affirmative defense conditions of Exchange Act Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangement as defined in 17 CFR § 229.408(c).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to our directors and certain corporate governance practices is contained in our Proxy Statement for our 2024 Annual Meeting of Shareholders (the "Proxy Statement") to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2023. Such information is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors and employees. Our Code of Business Conduct and Ethics is available on our website at www.capitalbankmd.com under the "Investor Relations" tab.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2023.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item regarding security ownership of certain beneficial owners and management is incorporated by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2023.

Information relating to securities authorized for issuance under the Company's equity compensation plans is included in Part II of this Annual Report on Form 10-K under "Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2023.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

   The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2023.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)

      (1) The following financial statements are incorporated by reference from Item 8 hereof:

      Report of Independent Registered Public Accounting Firm. PCAOB ID (149)

      Consolidated Balance Sheets as of December 31, 2023 and 2022.

      Consolidated Statements of Income for the Years Ended December 31, 2023 and 2022.

      Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023 and 2022.

      Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2023 and 2022.

      Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022.

      Notes to Consolidated Financial Statements.

      (2) All schedules for which provision is made in the applicable accounting regulation of the SEC are omitted because they are not applicable or the required information is included in the consolidated financial statements or related notes thereto.

(b) The following exhibits are filed with or incorporated by reference in this Annual Report on Form 10-K, and this list includes the Exhibit Index.

ITEM 16. FORM 10-K SUMMARY

      None.

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on May 23, 2023)`
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed on May 23, 2023)
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Form S-1/A filed on September 17, 2018)
4.2	Description of Registrant's Securities (incorporated by reference to Exhibit 4.2 to the Company's Form 10-K filed March 16, 2020)
4.3	Long-term borrowing instruments are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Company undertakes to furnish copies of such instruments to the SEC upon request.
10.1	Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Form S-1 filed on August 31, 2018)
10.2	Form of Restricted Stock Award Agreement under the Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Form S-1/A filed on September 17, 2018)
10.3	Form of Restricted Stock Unit Award Agreement under the Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Form S-1/A filed on September 17, 2018)
10.4	Form of Incentive Stock Option Award Agreement under the Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Company's Form S-1/A filed on September 17, 2018)
10.5	Form of Non-Qualified Stock Option Award Agreement under the Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.5 to the Company's Form S-1/A filed on September 17, 2018)
10.6	Form of Stock Appreciation Right Award Agreement under the Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to the Company's Form S-1/A filed on September 17, 2018)
10.7	Form of 2017 Stock and Incentive Plan Incentive Stock Option Award Agreement for Executive Officers
10.8	Form of 2017 Stock and Incentive Compensation Plan Restricted Stock Unit Award Agreement for Executive Officers
10.9	Employment Agreement dated January 1, 2022 between Capital Bank, N.A. and Scot R. Browning (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on January 6. 2022)
10.10	Amendment to Employment Agreement, dated April 13, 2023, between Capital Bank, N.A. and Scot R. Browning
10.11	Employment Contract, dated April 30, 2018, by and among Capital Bank, N.A. and Karl F. Dicker (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed on May 11, 2020)
10.12	Nonqualified Deferred Compensation Plan dated January 1, 2021
10.13	Employment Agreement, effective June 29, 2022 between Capital Bank, N.A. and Edward F. Barry (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 1, 2022)
10.14	Employment Agreement, effective October 11, 2022 between Capital Bank, N.A. and Steven Poynot (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 11, 2022)
10.15	Amendment to Employment Agreement, dated April 13, 2023, between Capital Bank, N.A. and Steven Poynot
10.16	Employment Agreement effective June 26, 2023 between Capital Bank, N.A. and Jennings "Jay" Walker (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 13, 2023)
10.17	Capital Bancorp, Inc. Amended and Restated 2017 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on November 17, 2023)
21.0	Subsidiaries of Capital Bancorp, Inc. (reference is made to "Item 1. Business" for the required information)
23.1	Consent of Elliott Davis, PLLC
31.1	Rule 13a-14(a) Certification of the Principal Executive Officer
31.2	Rule 13a-14(a) Certification of the Principal Financial Officer
32.1	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer
97.1	Compensation Recovery Policy
101	The following materials from the Annual Report on Form 10-K of Capital Bancorp, Inc. for the year ended December 31, 2023, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statement of Changes in Shareholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

**SIGNATURES**

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<p align="center">CAPITAL BANCORP, INC.</p>

By:	/s/ Edward F. Barry
Name:	Edward F. Barry
Title:	Chief Executive Officer

Dated: March 15, 2024

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ Edward F. Barry Edward F. Barry	Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2024
By: /s/ Jay Walker Jay Walker	Executive Vice President Chief Financial Officer (Principal Financial Officer)	March 15, 2024
By: /s/ Jerome R. Bailey Jerome R. Bailey	Director	March 15, 2024
By: /s/ Joshua Bernstein Joshua Bernstein	Director	March 15, 2024
By: /s/ C. Scott Brannan C. Scott Brannan	Director	March 15, 2024
By: /s/ Scot. R. Browning Scot R. Browning	Director	March 15, 2024
By: /s/ Fred J. Lewis Fred J. Lewis	Director	March 15, 2024
By: /s/ Randall. J. Levitt Randall J. Levitt	Director	March 15, 2024
By: /s/ Mary Ann Scully Mary Ann Scully	Director	March 15, 2024
By: /s/ Deborah Ratner Salzberg Deborah Ratner Salzberg	Director	March 15, 2024
By: /s/ Steven J. Schwartz Steven J. Schwartz	Chairman of the Board of Directors	March 15, 2024
By: /s/ James F. Whalen James F. Whalen	Director	March 15, 2024

Exhibit 10.7

_____ Option Agreement Number

FORM OF
CAPITAL BANCORP, INC.
2017 STOCK AND INCENTIVE COMPENSATION PLAN
INCENTIVE STOCK OPTION AWARD AGREEMENT

This INCENTIVE STOCK OPTION AGREEMENT ("Agreement") is made and entered into as of this ___ day of _____, 2018 (the "Grant Date"), between Capital Bancorp, Inc., a Maryland corporation ("the Company") and _____ ("Participant").

WHEREAS the Company desires to grant the Participant certain options to purchase shares of the Company's Common Stock ("Shares") pursuant to the Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan, as approved by the stockholders on August 3, 2017, effective as of August 29, 2017 (the "Plan") a copy of which has been furnished to the Participant and the terms of which are incorporated herein by reference. Unless otherwise indicated, whenever capitalized terms are used in this Agreement, they shall have the meanings set forth in the Plan.

WHEREAS the parties enter into this Agreement to evidence the grant of such stock options and set forth the terms and conditions governing their exercise.

NOW, THEREFORE, the parties agree as follows:

1. **Grant of Options**. The Company grants to Participant an option ("the Stock Options") to purchase an aggregate of _____ Shares. The Stock Options shall constitute "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1954, as amended, to the extent that the Market Value of Common Stock with respect to which incentive stock options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company) exceeds $100,000, such options shall be treated as Nonqualified Stock Options and (the Company shall designate which Options will be treated as Nonqualified Stock Options). If the Option granted hereunder fails to qualify as an Incentive Stock Option for any reason, then the Option, or portion thereof that does not so qualify, shall be treated as a Nonqualified Stock Option.

2. **Option Price**. The exercise price of the Stock Options is _____ dollars and _____ cents (**$**   ) per share ("the Option Price").

3. **Term**. Subject to each and every one of the conditions and limitations set forth in the Plan, as approved by the stockholders, including but not limited to the termination of stock options in the event that the Participant ceases to be an employee of the Company or its wholly-owned subsidiary, Capital Bank N.A., the Stock Options that have vested may be exercised by the Participant, in whole or in part, at any time period commencing during the period beginning on the Grant Date and terminating on the fifth anniversary of the Grant Date (the "Expiration Date"). Any of the Stock Options that are outstanding and unexercised at the close of business on the Expiration Date shall automatically, and without further action by the Company or the Participant, be canceled or terminated.

4. **Exercise**. The Stock Options may be exercised, in whole or in part, by delivery of written notice to the Chairman of the Board of the Company or their designee by the Participant, indicating the number of the Stock Options that the Participant wishes to exercise. Such notice shall be accompanied by the payment of the Option Price for the total number of Shares being purchased by the Participant pursuant to the exercise of all or any portion of the Stock Options. The Option Price shall be paid in cash or by check (U.S. dollars).

5. **Vesting**. Subject to the forfeiture provisions set forth in Articles VI and XV of the Plan, and subject to any accelerated vesting permitted under Article X of the Plan, the Options granted under this Agreement vest as follows:

First anniversary of the Grant Date	25%
Second anniversary of the Grant Date	50%
Third anniversary of the Grant Date	75%
Fourth anniversary of the Grant Date	100%

6. **Termination of Continuous Service**

   a. For the purposes of the Plan, if the Participant is a party to an employment or service agreement with the Company and such agreement provides for a definition of the following terms, the following terms shall have the definition contained therein. If no such agreement exists or the it does not defined the below terms:

       i. "Cause" shall mean (A) the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company; (B) conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company; (C) gross negligence or willful misconduct with respect to the Company or an Affiliate; or (D) material violation of state or federal securities laws. With respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following: malfeasance in office; gross misconduct or neglect; false or fraudulent misrepresentation inducing the director's appointment; willful conversion of corporate funds; or repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance. The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

       ii. "Disability" shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; *provided, however,* for purposes of determining the term of an Incentive Stock Option pursuant to 3 hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option pursuant to Section 6 hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company in which a Participant participates.

   b. Termination for reasons other than Cause, death, Disability. If the Participant's service with the Company, whether as an employee, consultant, or director ("Continuous Service") is terminated for any reason other than Cause, death, or Disability, the Participant may exercise the vested portion of the Option, but only within such period of time ending on the earlier of (i) the date three months following the termination of the Participant's Continuous Service or (ii) the Expiration Date.

c.   Termination for Cause. If the Participant's Continuous Service is terminated for Cause, the Option (whether vested or unvested) shall immediately terminate and cease to be exercisable.

d.   Termination due to death or Disability. If the Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise the vested portion of the Option, but only within such period of time ending on the earlier of: (i) the date 12 months following the Participant's termination of Continuous Service or (ii) the Expiration Date.

7.   **Delivery of Certificate**. As soon as practicable following the exercise of the Stock Options by the Participant, the Company shall deliver or cause to be delivered to the Participant a certificate representing the Shares acquired pursuant to any such exercise.

8.   **Investment**. The Participant hereby represents and warrants to the Company that any and all Shares which shall be acquired pursuant to the exercise of the Stock Options shall be acquired for the Participant's own account, for investment, and not with a view toward resale.

9.   **Withholding of Taxes**. The Company shall withhold from any amounts due and payable by the Company to the Participant (or secure payment from the Participant in lieu of withholding) the amount of any federal or state withholding or other taxes, if any, due from the Company with respect to the exercise of the Option, and the Company may defer such issuance until such withholding or payment is made unless otherwise indemnified to its satisfaction with respect thereto. The Company shall have the right to: (i) make deductions from any settlement of this Option, including the delivery of Shares, or require Shares or cash, or both, be withheld from any settlement of this Option, in each case in an amount sufficient to satisfy the withholding obligation; or (ii) take such other action as may be necessary or appropriate to satisfy the withholding obligation.

10. **Adjustments**. If at any time while the Option is outstanding, the number of outstanding Shares is changed by reason of a reorganization, recapitalization, stock split or any other event described in Section 4.4 of the Plan, the number and/or kind of Shares subject to the Option and/or the Option Price of such Shares shall be adjusted in accordance with the provisions of the Plan.

11. **Non-assignability**. The Stock Options granted may not be transferred, pledged, assigned, hypothecated or otherwise disposed of in any way by the Participant except by will or the laws of descent or distribution and are exercisable during the Participant's lifetime only by the Participant. Any attempt to effect a transfer of this Option that is not otherwise permitted by the Board of Directors, the Plan, or this Agreement shall be null and void. During the period commencing on the date the Stock Options are exercised and terminating two (2) years thereafter, the Participant may not sell, assign, transfer, pledge or otherwise encumber the Shares purchased in settlement of the Stock Option.

12. **No Rights as a Shareholder or to Continued Employment**.

a.   <u>No Rights as a Shareholder</u>. The Participant shall not have any privileges of a shareholder of the Company with respect to any Shares subject to (but not acquired upon valid exercise of) the Option, nor shall the Company have any obligation to pay any dividends or otherwise afford any rights to which Shares are entitled with respect to such Shares, until the date of the issuance to the Participant of a stock certificate evidencing such Shares.

a.   <u>No Right to Continued Employment</u>. Nothing in this Agreement shall confer upon a Participant who is an employee of the Company any right to continue in the employ of the

Company or to interfere in any way with the right of the Company to terminate the Participant's employment at any time.

13. **Disqualifying Disposition.** If Shares acquired by exercise of the Option are disposed of within two years following the Grant Date or one year following the transfer of such Shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Committee may reasonably require.

14. **Notices**. All notices, requests and demands to or upon a party hereto shall be in writing and shall be deemed to have been duly given when delivered by hand or three days after being deposited in the mail, postage prepaid or, in the case of facsimile notice, when received, addressed as follows or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

If to the Company, to the following address:

> Attn: Secretary
>
> Capital Bancorp, Inc.
>
> One Church Street
>
> Rockville, Maryland 20850

If to the Participant, to the address or facsimile number as shown on the signature page hereto.

15. **Governing Law**. This Agreement shall be construed and interpreted in accordance with and governed by the laws of the State of Maryland (without regard to choice of law provisions).

16. **Entire Agreement**. This Agreement and the Plan constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings and arrangements, both oral and written, between the parties hereto with respect to such subject matter.

17. **Amendment**. In accordance with Article III of the Plan, this Agreement may not be amended or modified in any way that adversely affects the Participant unless by a written instrument that specifically states that it is amending this Agreement, executed by each of the parties hereto.

18. **Benefits; Binding Effect**. This Agreement shall ensure to the benefit of and shall be binding upon the parties hereto and their respective heirs, representatives, successors and assigns.

19. **Section Headings**. The section headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation hereof.

20. **Counterparts**. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which shall be deemed to be an original and all of which shall be deemed to be one and the same instrument.

21. **Clawback**. By accepting this Option, the Participant agrees to be bound by the clawback provisions as set forth in Section 15.3 of the Plan, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion (including, without limitation, to comply with applicable law or stock exchange listing requirements).

Signature page follows.

IN WITNESS HEREOF, the parties have executed and delivered this Agreement as of the date first above written.

Capital Bancorp, Inc.

By: _____

      Edward Barry, CEO

Attested by:

PARTICIPANT

By: _____

      [INSERT PARTICIPANT NAME]

Address: _____

_____

_____

Phone Number: _____

Facsimile: _____

Exhibit 10.8

FORM OF
CAPITAL BANCORP, INC.
2017 STOCK AND INCENTIVE COMPENSATION PLAN RESTRICTED STOCK UNIT AWARD
AGREEMENT

This RESTRICTED STOCK UNIT AWARD AGREEMENT ("Agreement") is made and entered into as of this ___ day of _____, 2018 (the "Grant Date"), between Capital Bancorp, Inc., a Maryland corporation ("the Company") and _____ ("Participant").

WHEREAS the Company desires to grant the Participant certain Restricted Stock Units pursuant to the Capital Bancorp, Inc. 2017 Stock and Incentive Compensation Plan, as approved by the stockholders on August 3, 2017, effective as of August 29, 2017 (the "Plan") a copy of which has been furnished to the Participant and the terms of which are incorporated herein by reference. Unless otherwise indicated, whenever capitalized terms are used in this Agreement, they shall have the meanings set forth in the Plan.

WHEREAS the parties enter into this Agreement to evidence the grant of such Restricted Stock Units (also referred to as "RSUs") and set forth the terms and conditions governing their exercise.

NOW, THEREFORE, the parties agree as follows:

1. **Incorporation By Reference; Plan Document Receipt**. This Agreement is subject in all respects to the terms and provisions of the Plan (including, without limitation, any amendments thereto adopted at any time and from time to time unless such amendments are expressly intended not to apply to the grant of the RSUs hereunder), all of which terms and provisions are made a part of and incorporated in this Agreement as if they were each expressly set forth herein, subject to applicable securities laws. In the event of any conflict between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control.

2. **Grant of Restricted Stock Unit Award**. The Company hereby grants to the Participant, as of the Grant Date specified above, the number of RSUs specified above. Except as otherwise provided by the Plan, the Participant agrees and understands that nothing contained in this Agreement provides, or is intended to provide, the Participant with any protection against potential future dilution of the Participant's interest in the Company for any reason. The Participant shall not have the rights of a stockholder in respect of the Shares underlying this Award until such Shares, if any, are delivered to the Participant in accordance with Section 4.

3. **Vesting**. Except as otherwise provided in this Section 3 and subject to any accelerated vesting permitted under Article X of the Plan, RSUs subject to this grant shall vest as set forth below, provided that the Participant is then actively employed by the Company and/or one of its Subsidiaries or Affiliates on each such vesting date. All unvested RSUs that are held by a Participant shall immediately be forfeited upon the last day on which the Participant is actively employed, not including any period during which the Participant is in receipt of non-working notice, pay in lieu of notice, severance pay or any other monies in relation to the cessation of the Participant's employment (the "Termination").

First anniversary of the Grant Date	25%
Second anniversary of the Grant Date	50%
Third anniversary of the Grant Date	75%
Fourth anniversary of the Grant Date	100%

4. **Settlement of RSUs**.

   a. At the time of Grant, the Committee may permit the Participant to defer the settlement of the RSUs by offering such Participant a deferral election form. Unless the Participant timely and properly elects to defer the settlement of his or her RSUs and designates a deferred settlement date in compliance with Section 409A of the Code and such other rules and procedures as the Board deems advisable, the Company shall fully settle a Participant's vested RSUs within thirty (30) days following the date any portion of the Award of RSUs become vested. If a Participant timely and properly elects to defer the settlement of his or her RSUs, the Company shall settle the RSUS within thirty (30) days of the earliest of: (i) the deferred settlement date designated by the Participant; (ii) the date of the Participant's death; or (iii) the date of a Change in Control.

   b. On such settlement date, the Company shall deliver either (i) a certificate evidencing a number of shares of Common Stock equal to the same number of vested RSUs; (ii) cash equal to the Fair Market Value of one Share, as of the settlement date, for each vested RSU; or (iii) a combination of both.

5. **Conditions**. By acceptance of this RSU award, the Participant hereby releases any rights and/or claims the Participant may have associated with, or in any way related to, any equity awards granted by the Company or any of its Affiliates prior to the Effective Date of the Plan.

6. **Non-transferability**. All RSUs, and any rights or interests therein, (a) shall not be sold, exchanged, transferred, assigned or otherwise disposed of in any way at any time by the Participant (or any beneficiary(ies) of the Participant), other than by testamentary disposition by the Participant or by the laws of descent and distribution, (b) shall not be pledged or encumbered in any way at any time by the Participant (or any beneficiary(ies) of the Participant) and (c) shall not be subject to execution, attachment or similar legal process. Any attempt to sell, exchange, pledge, transfer, assign, encumber or otherwise dispose of this RSU, or the levy of any execution, attachment or similar legal process upon this RSU, contrary to the terms of this Agreement and/or the Plan, shall be null and void and without legal force or effect. For RSUs settled in Common Stock, during the period commencing on the date the RSUs become vested and terminating two (2) years thereafter, the Participant may not sell, assign, transfer, pledge or otherwise encumber such Common Stock.

7. **Entire Agreement; Amendment**. This Agreement, together with the Plan, contains the entire agreement between the parties hereto with respect to the subject matter contained herein, and supersedes all prior agreements or prior understandings, whether written or oral, between the parties relating to such subject matter. The Committee shall have the right, in its sole discretion, to modify or amend this Agreement from time to time in accordance with and as provided in the Plan. This Agreement may also be modified or amended by a writing signed by both the Company and the Participant.

8. **Acknowledgment of Employee**. This award of RSUs does not entitle the Participant to any benefit other than that granted under this Agreement. Any benefits granted under this Agreement are not part of the Participant's ordinary salary, and shall not be considered as part of such salary in the event of severance, redundancy or resignation. The Participant understands and accepts that the benefits granted under this Agreement are entirely at the discretion of the Company and that the Company retains the right to amend or terminate this Agreement and the Plan at any time, at its sole discretion and without notice. By signing this Agreement, the Participant agrees to execute, upon request, any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of the Award of Restricted Stock Units. The Participant acknowledges and agrees that he or she has reviewed this Agreement and the Plan in its entirety, had an opportunity to obtain the advice of counsel prior to executing and accepting this Agreement, and fully understand all provisions of the Award. The Participant acknowledge that the Plan is intended to conform to the extent necessary with all provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934,

as amended, and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including, without limitation, the applicable exemptive conditions of Rule 16b-3. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Restricted Stock Units are granted and may be settled, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this Agreement shall be deemed amended to the extent necessary to conform to such laws, rules and regulations. The Participant hereby acknowledges receipt or the right to receive a document providing the information required by Rule 428(b)(1) promulgated under the Securities Act, which includes the Plan prospectus. In addition, the Participant acknowledge receipt of the Company's policy permitting officers and directors to sell shares only during certain "window" periods and the Company's insider trading policy, in effect from time to time. The Participant further agrees not to sell any Shares acquired pursuant to this Award at a time when applicable laws, regulations or the Company's or any applicable underwriter's trading policies prohibit such sale.

9. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without reference to the principles of conflict of laws thereof.

10. **Withholding of Tax**. The Company shall withhold from any amounts due and payable by the Company to the Participant (or secure payment from the Participant in lieu of withholding) the amount of any federal or state withholding or other taxes, if any, due from the Company with respect to the exercise of the Option, and the Company may defer such issuance until such withholding or payment is made unless otherwise indemnified to its satisfaction with respect thereto. The Company shall have the right to: (a) make deductions from any settlement of this Option, including the delivery of Shares, or require Shares or cash, or both, be withheld from any settlement of this Option, in each case in an amount sufficient to satisfy the withholding obligation; or (b) take such other action as may be necessary or appropriate to satisfy the withholding obligation.

11. **No Right to Employment**. Nothing in this Agreement shall interfere with or limit in any way the right of the Company to terminate the Participant's employment or service at any time, for any reason and with or without Cause. Any questions as to whether and when there has been a termination of such employment and the cause of such termination shall be determined in the sole discretion of the Committee.

12. **Notices**. All notices, requests and demands to or upon a party hereto shall be in writing and shall be deemed to have been duly given when delivered by hand or three days after being deposited in the mail, postage prepaid or, in the case of facsimile notice, when received, addressed as follows or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

If to the Company, to the following address:

    Attn: Secretary

    Capital Bancorp, Inc.

    One Church Street

    Rockville, Maryland 20850

If to the Participant, to the address or facsimile number as shown on the signature page hereto.

1. **Compliance with Laws**. This issuance of RSUs (and the Shares underlying the RSUs) pursuant to this Agreement shall be subject to, and shall comply with, any applicable requirements of any securities laws, rules and regulations (including, without limitation, the provisions of the Securities Act of 1933, as amended, the 1934 Act and in each case any respective rules and regulations promulgated thereunder) and any other law or regulation applicable thereto. The Company shall

not be obligated to issue this RSU or any of the Shares pursuant to this Agreement if any such issuance would violate any such requirements.

2. **Binding Agreement; Assignment**. This Agreement shall inure to the benefit of, be binding upon, and be enforceable by the Company and its successors and assigns. The Participant shall not assign any part of this Agreement without the prior express written consent of the Company.

3. **Counterparts**. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

4. **Headings**. The titles and headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

5. **Further Assurances**. Each party hereto shall do and perform (or shall cause to be done and performed) all such further acts and shall execute and deliver all such other agreements, certificates, instruments and documents as either party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the Plan and the consummation of the transactions contemplated thereunder.

6. **Severability**. The invalidity or unenforceability of any provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of any provision of this Agreement in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

7. **Clawback**. By accepting this Award, the Participant agrees to be bound by the clawback provisions as set forth in Section 15.3 of the Plan, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion (including, without limitation, to comply with applicable law or stock exchange listing requirements).

20. **Section 409A**. This Agreement is intended to comply with the requirements of Section 409A of the Code ("Section 409A"), to the extent applicable, and shall be construed and administered such that your Award either (i) qualifies for an exemption from the requirements of Section 409A or (ii) satisfies the requirements of Section 409A. If an Award is subject to Section 409A, (i) distributions shall only be made in a manner and upon an event permitted under Section 409A, (ii) payments to be made upon a termination of employment shall only be made upon a "separation from service" under Section 409A, (iii) and in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A. Any Award that is subject to Section 409A and that is to be distributed to a "specified employee," as defined in Code Section 409A(a)(2)(B)(i) upon separation from service shall be administered so that any distribution with respect to such Award shall be postponed for six (6) months following the date of the Participant's separation from service, if required by Section 409A. If a distribution is delayed pursuant to Section 409A, the distribution shall be paid within fifteen (15) days after the end of the six (6)-month period. If the Participant dies during such six (6)-month period, any postponed amounts shall be paid within ninety (90) days of the Participant's death. The determination of a specified employee, including the number and identity of persons considered specified employees and the identification date, shall be made by the Board or its delegate each year in accordance with Section 416(i) of the Code and the "specified employee" requirements of Section 409A.

IN WITNESS HEREOF, the parties have executed and delivered this Agreement as of the date first above written.

Capital Bancorp, Inc.

By: _____

Edward Barry, CEO

Attested by:

PARTICIPANT

By: _____

[INSERT PARTICIPANT NAME]

Address: _____

_____

_____

Phone Number: _____

Facsimile: _____

AMENDMENT
TO
EMPLOYMENT AGREEMENT

This amendment (the "Amendment") dated as of April 13, 2023 is made by and between Capital Bank, N.A. (the "Bank") and Scot R. Browning ("Executive"). This Amendment amends that certain Employment Agreement between the Bank and the Executive, dated January 1, 2022 (the "Employment Agreement").

WHEREAS, the parties to the Employment Agreement desire to amend the Employment Agreement as provided in this Amendment to reflect a change in Executive's position with the Bank effective April 17, 2023.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Employment Agreement shall be amended as follows:

1.   All references to "President and Chief Lending Officer" in the Employment Agreement, including but not limited to in Section 6(a)(ii)(A), are hereby replaced with "President of Specialty Lending & CRE."

2.   Section "1. POSITION AND RESPONSIBILITIES" of the Employment Agreement is hereby amended and restated in its entirety to read as follows:

> During the period of his employment hereunder, the Executive agrees to serve as the Bank's President of Specialty & CRE Lending and shall report to the Bank's President & Chief Operating Officer. The Executive shall also be a member of the Board of Directors of the Bank ("Board"). As President of Specialty & CRE Lending, the Executive shall be responsible for production of deposits, commercial real estate loans, construction and development loans, and loans for specialty divisions. All employees and officers of the Commercial Real Estate and Specialty Lending departments shall be accountable to the Executive. In addition, the Executive will perform other duties delegated to him from time to time by the President & Chief Operating Officer, the CEO or the Board.

2.   All other terms and conditions of the Agreement, except as modified herein, shall remain in full force and effect and shall be binding on the parties hereto, their heirs, successors and assigns.

3.   This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Transmission by facsimile, email, or other form of electronic transmission of an executed counterpart of this Amendment shall be deemed to constitute due and sufficient delivery of such counterpart.

[Signatures appear on following page.]

IN WITNESS WHEREOF, the Bank has caused this Amendment to be executed and its seal to be affixed hereunto by its officer thereunto duly authorized, and the Executive has signed and sealed this Amendment, effective as of the date described above.

CAPITAL BANK, N.A.

ATTEST:
By: Megan Cant



Name: Megan Cant

By: Eric M Suss

Name: Eric M. Suss

Title: EVP, Chief HR Officer

EXECUTIVE

Scot R. Browning

Scot R. Browning



Nonqualified Deferred Compensation Plan

Table of Contents

Capital Bank, NA
Nonqualified Deferred Compensation Plan

Capital Bank, NA hereby adopts this Capital Bank, NA Nonqualified Deferred Compensation Plan (the "Plan") for the benefit of a select group of management or highly compensated employees. This Plan is an unfunded arrangement and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements set forth in Title I of the Employee Retirement Income Security Act of 1974, as amended. It is intended to comply with Internal Revenue Code Section 409A.

Article 1   Definitions

1.1   Account
The sum of all the bookkeeping sub-accounts as may be established for each Participant as provided in Section 5.1 hereof.

1.2   Administrator
The Employer or individuals or an administrative committee appointed by the Employer shall serve as the Administrator of the Plan.

1.3   Board
The Board of Directors of the Employer.

1.4   Change-in-Control
Provided that such term shall be interpreted within the meaning of regulations promulgated under Code Section 409A, a "Change-in-Control" of the Employer (which, for purpose of this Section 1.4 shall mean Capital Bank, NA but not any of its affiliates or subsidiaries) shall mean the first to occur of any of the following:

(a)   the date that any one person or persons acting as a group acquires ownership of Employer stock constituting more than fifty percent (50%) of the total fair market value or total voting power of the Employer; or

(b)   the date that a majority of members of the Employer's Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or elections.

1.5   Code
The Internal Revenue Code of 1986, as amended.

1.6   Disability
Provided that such term shall be interpreted within the meaning of regulations promulgated under Code Section 409A, a Participant shall be considered to have incurred a Disability if: (i) the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; (ii) the Participant is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Participant's Employer; or (iii) determined to be totally disabled by the Social Security Administration.

1.7   Effective Date
January 1, 2021.

1.8   Eligible Employee
An Employee shall be considered an Eligible Employee if such Employee is a member of a "select group of management or highly compensated employees," within the meaning of Sections 201, 301 and 401 of ERISA, and is designated as an Eligible Employee by the Administrator. The Administrator may at

any time, in its sole discretion, change the eligible criteria for an Eligible Employee or determine that one or more Participants will cease to be an Eligible Employee. The designation of an Employee as an Eligible Employee in any year shall not confer upon such Employee any right to be designated as an Eligible Employee in any future Plan Year.

1.9 Employee
Any person employed by the Employer.

1.10 Employer
Capital Bank, NA and its subsidiaries and affiliates.

1.11 Employer Supplemental Contribution
A contribution made by the Employer that is credited to one or more Participant's Accounts in accordance with the terms of Section 3.1 hereof.

1.12 ERISA
The Employee Retirement Income Security Act of 1974, as amended.

1.13 Investment Rate
Each Participant's Account shall bear interest from the annual deemed contribution date of December 31 each year (regardless of when the amount of the Employer Supplemental Contribution is determined by Employer) based on the rate of the ten (10) year treasury rate as of December 31 for each following year

1.14 Participant
An Eligible Employee who is a Participant as provided in Article 2.

1.15 Plan Year
For the initial Plan Year, Effective Date through December 31, 2021. For each year thereafter, January 1 through December 31.

1.16 Retirement
Retirement shall mean a Participant's Separation from Service on the later of (i) termination of employment or (ii) the applicable Participant attaining sixty-seven (67) years of age.

1.17 Separation from Service
Provided that such term shall be interpreted within the meaning of regulations promulgated under Code Section 409A, a Participant shall incur a Separation from Service upon death, Retirement, disability or other termination of employment unless the employment relationship is treated as continuing intact while the individual is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed six months, or if longer, so long as the individual retains a right to reemployment with the Service Recipient under an applicable statute or by contract. Upon a sale or other disposition of the assets of the Employer to an unrelated purchaser, the Administrator reserves the right, to the extent permitted by Code section 409A to determine whether Participants providing services to the purchaser after and in connection with the purchase transaction have experienced a Separation from Service.

1.18 Service Recipient
Provided that such term shall be interpreted within the meaning of regulations promulgated under Code Section 409A, Service Recipient shall mean the Employer or person for whom the services are performed and with respect to whom the legally binding right to compensation arises, and all persons with whom such person would be considered a single employer under Code Section 414(b) (employees of controlled group of corporations), and all persons with whom such person would be considered a single employer under Code Section 414(c) (employees of partnerships, proprietorships, etc., under common control).

1.19   Specified Employee

Provided that such term shall be interpreted within the meaning of regulations promulgated under Code Section 409A, a "Specified Employee" shall mean a participant who is considered a key employee on the Identification Date, as defined in Code Section 416(i) without regard to section 416(i)(5) and such other requirements imposed under Code Section 409A(a)(2)(B)(i) and regulations thereunder for the period beginning April 1 of the year subsequent to the Identification Date and ending March 31 of the following year. The Identification Date for this Plan is December 31 of each year. Notwithstanding anything to the contrary, a Participant is not a Specified Employee unless any stock of the Service Recipient is publicly traded on an established securities market or otherwise.

1.20   Years of Service

A Participant's "Years of Service" shall be measured starting from the later of the Effective Date or the Participant's hire date until the participant's termination of employment. Only full twelve (12) month periods shall count as a Year of Service.

Article 2   Participation

2.1   Commencement of Participation

Each Eligible Employee shall become a Participant at the earlier of the date on which his or her Employer Supplemental Contribution is first credited to his or her Account.

2.2   Loss of Eligible Employee Status

Amounts credited to the Account of a Participant who is no longer an Eligible Employee shall continue to be held pursuant to the terms of the Plan and shall be distributed as provided in Article 6.

Article 3   Contributions

3.1   Employer Supplemental Contribution

The Employer shall make an Employer Supplemental Contribution(s) to the Account of some or all the Participants. The amount of the Employer Supplemental Contribution(s) shall be determined by the Employer annually, communicated to the Participant and credited to such Participant's Account.

3.2   Crediting of Contributions

Employer Supplemental Contribution(s) shall be credited to a Participant's Account following the close of each Plan Year but no later than the filing of the Employer's quarterly financial reports.

Article 4   Vesting

4.1   Vesting of Employer Supplemental Contributions

A Participant shall have a vested right to the portion of his or her Account attributable to Employer Supplemental Contribution(s) and any earnings or losses on the investment of such Employer Supplemental Contribution(s) according to the following vesting schedule: one hundred percent (100%) vesting following completion of either (i) ten (10) Years of Service by the applicable Participant or (ii) ten (10) years of continuous fulltime employment with the Employer by the applicable Participant and Retirement.

4.2   Vesting due to Certain Events

Upon a Change-in-Control, all Participants shall be fully vested in the amounts credited to their Accounts as of the date of the Change-in-Control.

4.3   Amounts Not Vested

Any amounts credited to a Participant's Account that are not vested at the time of a distribution event shall be forfeited.

Article 5   Accounts

5.1   Accounts

The Administrator shall establish and maintain a bookkeeping account in the name of each Participant. A Participant may have one or more Account. Each Participant's Account shall be credited with the applicable Employer Supplemental Contribution(s) and the Participant's allocable share of any earnings or losses on the foregoing. Each Participant's Account shall be reduced by any distributions made plus any federal and state tax withholding, and any social security withholding tax as may be required by law.

5.2   Investments, Gains and Losses

The Administrator shall adjust the amounts credited to each Participant's Account to reflect Employer Supplemental Contributions, the Investment Rate, distributions and any other appropriate adjustments. Such adjustments shall be made as frequently as is administratively feasible but the Investment rate shall be credited annually. Participants' Accounts shall merely be bookkeeping entries on the Employer's books, and no Participant shall obtain any property right or interest in any Plan related investment.

Article 6   Distributions

6.1   Distributions

Notwithstanding anything to the contrary contained herein provided, no acceleration of the time or schedule of payments under the Plan shall occur except as permitted under both this Plan and Code Section 409A.

6.2   Distributions upon a Separation

If the Participant has a Separation from Service, all vested amounts of the Participant's Account as of the date of such separation shall be distributed in ten equal (10) annual installments starting as soon as administratively feasible but no later than ninety (90) days following the Participant's Separation from Service, subject to Section 6.4 (Distributions to Specified Employees).

6.3   Acceleration or Delay in Payments

To the extent permitted by Code Section 409A, and notwithstanding any provision of the Plan to the contrary, the Administrator, in its sole discretion, may elect to (i) accelerate the time or form of payment of any vested amounts of a benefit owed to a Participant hereunder in accordance with the terms and subject to the conditions of Treasury Regulations Section 1.409A-3(j)(4), or (ii) delay the time of payment of a benefit owed to a Participant hereunder in accordance with the terms and subject to the conditions of Treasury Regulations Section 1.409A-2(b)(7). By way of example, and at the sole discretion of the Administrator, if a Participant's entire Account balance is less than the applicable Code Section 402(g) annual limit, the Employer may distribute the Participant's Account in a lump sum provided that the distribution results in the termination of the participant's entire interest in the Plan, subject to the plan aggregation rules of Code Section 409A and regulations thereunder. By way of example, the Administrator may permit such acceleration of the time or schedule of a payment under the arrangement to an individual other than a Participant as may be necessary to fulfill a domestic relations order (as defined in Code Section 414(p)(1)(B)).

6.4   Distributions to Specified Employee

Notwithstanding anything herein to the contrary, if any Participant is a Specified Employee upon a Separation from Service for any reason other than death, distributions of all vested amounts to such Participant shall commence no earlier than six (6) months following Separation from Service (or, if earlier, the date of death of the Participant) and no later than eight (8) months following Separation from Service.

6.5   Form of Payment

All distributions shall be made in the form of cash.

Article 7   Beneficiaries

7.1   Beneficiaries

Each Participant may from time to time designate one or more persons (who may be any one or more members of such person's family or other persons, administrators, trusts, foundations, or other entities) as his or her beneficiary under the Plan. Such designation shall be made in a form prescribed by the Administrator. Each Participant may at any time and from time to time, change any previous beneficiary designation, without notice to or consent of any previously designated beneficiary, by amending his or her previous designation in a form prescribed by the Administrator. If the beneficiary does not survive the Participant (or is otherwise unavailable to receive payment), or if no beneficiary is validly designated then the amounts payable under this Plan shall be paid to the Participant's estate. If more than one person is the beneficiary of a deceased Participant, each such person shall receive a pro rata share of any death benefit payable unless otherwise designated in the applicable form. If a beneficiary who is receiving benefits dies, all benefits that were payable to such beneficiary shall then be payable to the estate of that beneficiary.

7.2   Lost Beneficiary

All Participants and beneficiaries shall have the obligation to keep the Administrator informed of their current address until such time as all benefits due have been paid. If a Participant or beneficiary cannot be located by the Administrator exercising due diligence, then, in its sole discretion, the Administrator may presume that the Participant or beneficiary is deceased for purposes of the Plan and all unpaid amounts (net of due diligence expenses) owed to the Participant or beneficiary shall be paid accordingly or, if a beneficiary cannot be so located, then such amounts may be forfeited. Any such presumption of death shall be final, conclusive, and binding on all parties.

Article 8   Funding

8.1   Prohibition against Funding

Should any investment be acquired in connection with the liabilities assumed under this Plan, it is expressly understood and agreed that the Participants and beneficiaries shall not have any right with respect to, or claim against, such assets nor shall any such purchase be construed to create a trust of any kind or a fiduciary relationship between the Employer and the Participants, their beneficiaries or any other person. Any such assets shall be and remain a part of the general, unpledged, unrestricted assets of the Employer, subject to the claims of its general creditors. It is the express intention of the parties hereto that this arrangement shall be unfunded for tax purposes and for purposes of Title I of the ERISA. Each Participant and beneficiary shall be required to look to the provisions of this Plan and to the Employer itself for enforcement of any and all benefits due under this Plan, and to the extent any such person acquires a right to receive payment under this Plan, such right shall be no greater than the right of any unsecured general creditor of the Employer. The Employer shall be designated the owner and beneficiary of any investment acquired in connection with its obligation under this Plan.

Article 9   Claims Administration

If the Participant, Beneficiary or his or her representative is denied all or a portion of an expected benefit for any reason and the Participant, Beneficiary or his or her representative desires to dispute the decision of the Administrator, he or she must file a written notification of his or her claim with the Administrator. The Plan, being established as a "top-hat plan" within the meaning of DOL Reg. §2520.104-23, requires all claims for benefits hereunder be made pursuant to those claims procedure requirements under DOL Reg. §2560.503-1, as amended from time to time. Participant, Beneficiary or his or her representative may file with the Administrator a written claim for benefits, if the Participant, beneficiary or his or her representative disputes the Administrator's determination regarding a benefit. The Administrator under this Article 9 will provide a separate written document to Participant, Beneficiary or his or her representative explaining the Plan's claims procedures and which by this reference is incorporated into the Plan. Such documentation shall be written in manner that is in a culturally and linguistically appropriate manner to the party receiving the documentation.

Article 10   General Provisions

10.1   Administrator

(a)   The Administrator is expressly empowered to interpret the Plan, and to determine all questions arising in the administration, interpretation and application of the Plan; to employ actuaries, accountants, counsel, and other persons it deems necessary in connection with the administration of the Plan; to request any information from the Employer it deems necessary to determine whether the Employer would be considered insolvent or subject to a proceeding in bankruptcy; and to take all other necessary and proper actions to fulfill its duties as Administrator.

(b)   The Administrator shall not be liable for any actions by it hereunder, unless due to its own negligence, willful misconduct, or lack of good faith.

(c)   The Administrator shall be indemnified and saved harmless by the Employer from and against all personal liability to which it may be subject by reason of any act done or omitted to be done in its official capacity as Administrator in good faith in the administration of the Plan, including all expenses reasonably incurred in its defense in the event the Employer fails to provide such defense upon the request of the Administrator.   The Administrator is relieved of all responsibility in connection with its duties hereunder to the fullest extent permitted by law, short of breach of duty to the beneficiaries.

10.2   No Assignment

Benefits or payments under this Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Participant or the Participant's beneficiary, whether voluntary or involuntary, and any attempt to so anticipate, alienate, sell, transfer, assign, pledge, encumber, attach or garnish the same shall not be valid, nor shall any such benefit or payment be in any way liable for or subject to the debts, contracts, liabilities, engagement or torts of any Participant or beneficiary, or any other person entitled to such benefit or payment pursuant to the terms of this Plan, except to such extent as may be required by law.   If any Participant or beneficiary or any other person entitled to a benefit or payment pursuant to the terms of this Plan becomes bankrupt or attempts to anticipate, alienate, sell, transfer, assign, pledge, encumber, attach or garnish any benefit or payment under this Plan, in whole or in part, or if any attempt is made to subject any such benefit or payment, in whole or in part, to the debts, contracts, liabilities, engagements or torts of the Participant or beneficiary or any other person entitled to any such benefit or payment pursuant to the terms of this Plan, then such benefit or payment, in the discretion of the Administrator, shall cease and terminate with respect to such Participant or beneficiary, or any other such person.

10.3   No Employment Rights

Participation in this Plan shall not be construed to confer upon any Participant the legal right to be retained in the employ of the Employer, or give a Participant or beneficiary, or any other person, any right to any payment whatsoever, except to the extent of the benefits provided for hereunder.   Each Participant shall remain subject to discharge to the same extent as if this Plan had never been adopted.

10.4   Incompetence

If the Administrator determines that any person to whom a benefit is payable under this Plan is incompetent by reason of physical or mental disability, the Administrator shall have the power to cause the payments becoming due to such person to be made to another for his or her benefit without responsibility of the Administrator or the Employer to see to the application of such payments.   Any payment made pursuant to such power shall, as to such payment, operate as a complete discharge of the Employer and the Administrator.

10.5   Identity

If, at any time, any doubt exists as to the identity of any person entitled to any payment hereunder or the amount or time of such payment, the Administrator shall be entitled to hold such sum until such identity or amount, or time is determined or until an order of a court of competent jurisdiction is obtained. The Administrator shall also be entitled to pay such sum into court in accordance with the appropriate rules of law. Any expenses incurred by the Employer and Administrator incident to such proceeding or litigation shall be charged against the Account of the affected Participant.

10.6   Other Benefits

The benefits of each Participant or beneficiary hereunder shall be in addition to any benefits paid or payable to or on account of the Participant or beneficiary under any other pension, disability, annuity or retirement plan or policy whatsoever.

10.7   Expenses

All expenses incurred in the administration of the Plan, whether incurred by the Employer or the Plan, shall be paid by the Employer.

10.8   Insolvency

Should the Employer be considered insolvent, the Employer, through its Board and chief executive officer, shall give immediate written notice of such to the Administrator of the Plan. Upon receipt of such notice, the Administrator shall cease to make any payments to Participants who were Employees of the Employer or their beneficiaries and shall hold any and all assets attributable to the Employer for the benefit of the general creditors of the Employer.

10.9   Amendment or Modification

The Employer may, at any time, in its sole discretion, amend or modify the Plan in whole or in part, except that no such amendment or modification shall have any retroactive effect to reduce any amounts allocated to a Participant's Accounts, and provided that such amendment or modification complies with Code Section 409A and related regulations thereunder.

10.10   Plan Suspension

The Employer further reserves the right to suspend the Plan in whole or in part, except that no such suspension shall have any retroactive effect to reduce any amounts allocated to a Participant's Accounts, and provided that the distribution of the vested Participant Accounts shall not be accelerated but shall be paid at such time and in such manner as determined under the terms of the Plan immediately prior to suspension as if the Plan had not been suspended.

10.11   Plan Termination

The Employer further reserves the right to terminate the Plan in whole or in part, in the following manner, except that no such termination shall have any retroactive effect to reduce any amounts allocated to a Participant's Accounts, and provided that such termination complies with Code Section 409A and related regulations thereunder:

(a)   The Employer, in its sole discretion, may terminate the Plan and distribute all vested Participants' Accounts no earlier than twelve (12) calendar months from the date of the Plan termination and no later than twenty-four (24) calendar months from the date of the Plan termination, provided however that all other similar arrangements are also terminated by the Employer for any affected Participant and no other similar arrangements are adopted by the Employer for any affected Participant within a three (3) year period from the date of termination; or

(b)   The Employer may decide, in its sole discretion, to terminate the Plan in the event of a corporate dissolution taxed under Code Section 331, or with the approval of a bankruptcy court, provided that the Participants vested Account balances are distributed to Participants and are included in the Participants' gross income in the latest of: (i) the calendar year in which the termination occurs; (ii) the calendar year in which the amounts deferred are no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which payment is administratively practicable.

10.12   Plan Termination due to a Change-in-Control

The Employer may decide, in its discretion, to terminate the Plan in the event of a Change-in-Control and distribute all vested Participants Account balances no earlier than thirty (30) days prior to the

Change-in-Control and no later than twelve (12) months after the effective date of the Change-in-Control, provided however that the Employer terminates all other similar arrangements for any affected Participant.

10.13   Construction

All questions of interpretation, construction or application arising under or concerning the terms of this Plan shall be decided by the Administrator, in its sole and final discretion, whose decision shall be final, binding and conclusive upon all persons.

10.14   Governing Law

This Plan shall be governed by, construed, and administered in accordance with the applicable provisions of ERISA, Code Section 409A, and any other applicable federal law, provided, however, that to the extent not preempted by federal law this Plan shall be governed by, construed and administered under the laws of the State of Maryland other than its laws respecting choice of law.

10.15   Severability

If any provision of this Plan is held invalid or unenforceable, its invalidity or unenforceability shall not affect any other provision of this Plan and this Plan shall be construed and enforced as if such provision had not been included therein. If the inclusion of any Employee (or Employees) as a Participant under this Plan would cause the Plan to fail to comply with the requirements of sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, then the Plan shall be severed with respect to such Employee or Employees, who shall be considered to be participating in a separate arrangement.

10.16   Headings

The Article headings contained herein are inserted only as a matter of convenience and for reference and in no way define, limit, enlarge or describe the scope or intent of this Plan nor in any way shall they affect this Plan or the construction of any provision thereof.

10.17   Terms

Capitalized terms shall have meanings as defined herein. Singular nouns shall be read as plural, masculine pronouns shall be read as feminine, and vice versa, as appropriate.

10.18   Code Section 409A Fail Safe Provision

If any provision of this Plan violates Code Section 409A, the regulations promulgated thereunder, regulatory interpretations, announcements or mandatory judicial precedent construing Code Section 409A (collectively "Applicable Law"), then such provision shall be void and have no effect. At all times, this Plan shall be interpreted in such manner that it complies with Applicable Law.

10.19   No Guarantee of Tax Consequences

While the Plan is intended to provide tax deferral for Participants, the Plan is not a guarantee that the intended tax deferral will be achieved. Participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with this Plan (including any taxes arising under Section 409A of the Code). Neither the Employer nor any of its directors, officers or employees shall have any obligation to indemnify or otherwise hold any Participant harmless from any such taxes.

10.20   Limitation on Actions.

Any Participant or Beneficiary who disagrees with a denial of his appealed claim under Article 9 of this Plan must file any complaint in a federal District Court to dispute such determination (a) within three (3) years of the earlier of the date on which such claim for benefits first accrued or arose under the terms of the Plan, or (b) within one (1) year after the such claim was denied upon appeal, or deemed denied under Article 9 hereof.

10.21   Right of Setoff

The Employer may, to the extent permitted by applicable law, deduct from and setoff against any amounts payable to a Participant from this Plan such amounts as may be owed by a Participant to the Employer, although the Participant shall remain liable for any part of the Participant's payment obligation not satisfied through such deduction and setoff; provided, however, that this setoff may occur only at the date on which the amount would otherwise be distributed to the Participant as required by Code Section 409A. By electing to participate in the Plan and deferring compensation hereunder, the Participant agrees to any deduction or setoff under this Section 10.21, which is allowed by law.

IN WITNESS WHEREOF, Capital Bank, NA has caused this instrument to be executed by its duly authorized officer, effective as of this 1st day of January, 2022.

Capital Bank, NA

By: *Edward Barry*

Title: Chief Executive Officer

Signature page to Nonqualified Deferred Compensation Plan

NONQUALIFIED DEFERRED COMPENSATION PLAN
BENEFICIARY FORM

Participant's Name (please print)	Social Security Number	Email Address

Beneficiary Designation. In the event of my death, I hereby designate the following as my beneficiary or beneficiaries of any rights and interests I may have under Capital Bank's Nonqualified Deferred Compensation Plan. This beneficiary election supersedes all previous beneficiary designations.

Instructions. If only one primary and one secondary beneficiary, please indicate percentage of account as 100%. If more than one primary or secondary beneficiary is to be included, please indicate the appropriate percentage for each named beneficiary. Note: If you do not make an election or no beneficiary election is on file, benefits will be paid to your estate upon your death.

Primary Beneficiary or Beneficiaries:

% of Account	Name and Address	Relationship

Secondary Beneficiary or Beneficiaries:

% of Account	Name and Address	Relationship

Participant's Signature	Date

10

AMENDMENT
TO
EMPLOYMENT AGREEMENT

This amendment (the "Amendment") dated as of April 13, 2023 is made by and between Capital Bank, N.A. (the "Bank") and Steven M. Poynot ("Executive"). This Amendment amends that certain Employment Agreement between the Bank and the Executive, dated October 11, 2022 (the "Employment Agreement").

WHEREAS, the parties to the Employment Agreement desire to amend the Employment Agreement as provided in this Amendment to reflect a change in Executive's position with the Bank effective April 17, 2023.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Employment Agreement shall be amended as follows:

1.   All references to "Chief Operating Officer" in the Employment Agreement, including but not limited to in Section 6(a)(ii)(A), are hereby replaced with "President and Chief Operating Officer" and all references to "COO" are hereby replaced with "President and COO."

2.   Section "1. POSITION AND RESPONSIBILITIES" of the Employment Agreement is hereby amended and restated in its entirety to read as follows:

> During the period of his employment hereunder, the Executive agrees to serve as the Bank's President and COO and shall report to the Bank's Chief Executive Officer ("CEO"). As President, the Executive shall have overarching responsibility for commercial banking production, credit and operations of the Bank. As COO, the Executive shall be responsible for all of the Commercial Banking operations of the Bank, including lending, deposit gathering, sales and operational activities as established by the CEO. Initially, such activities shall include commercial loans, deposit products, consumer loans (other than the mortgage banking and credit card divisions), credit/loan/deposit/branch operations, and commercial product management. Most employees and officers of the Commercial Bank (not including support services such as finance, HR, IT, marketing, and Risk/Compliance) shall be accountable to the Executive. In addition, the Executive will perform other duties delegated to him from time to time by the CEO or the Board.

2.   All other terms and conditions of the Agreement, except as modified herein, shall remain in full force and effect and shall be binding on the parties hereto, their heirs, successors and assigns.

3.   This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Transmission by facsimile, email, or other form of electronic transmission of an executed counterpart of this Amendment shall be deemed to constitute due and sufficient delivery of such counterpart.

[Signatures appear on following page.]

IN WITNESS WHEREOF, the Bank has caused this Amendment to be executed and its seal to be affixed hereunto by its officer thereunto duly authorized, and the Executive has signed and sealed this Amendment, effective as of the date described above.

ATTEST:

By: Megan Cant

Name: Meg Cas

CAPITAL BANK, N.A.

By: Eric M Suss

Name: Eric M. Suss

Title: EVP, Chief HR Officer

EXECUTIVE

Steven M. Poynot

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-228524 and 333-275428) on Form S-8 of Capital Bancorp, Inc. of our report dated March 15, 2024 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Capital Bancorp, Inc. and Subsidiaries, appearing in this Annual Report on Form 10-K for the year ended December 31, 2023.

/s/ Elliott Davis, PLLC

Raleigh, North Carolina

March 15, 2024

Section 2: EX-31.1 (RULE 13A-14(A) CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER)

Exhibit 31.1

Rule 13a-14(a) Certification of the Principal Executive Officer.

Exhibit 31.1

Rule 13a-14(a) Certification of the Principal Executive Officer.

I, Ed Barry, certify that:

1. I have reviewed this annual report on Form 10-K of Capital Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2024

By: /s/ Edward F. Barry
Name: Edward F. Barry
Title: Chief Executive Officer

Section 2: EX-31.2 (RULE 13A-14(A) CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER)

Exhibit 31.2

Rule 13a-14(a) Certification of the Principal Financial Officer.

Exhibit 31.2

Rule 13a-14(a) Certification of the Principal Financial Officer.

I, Jay Walker, certify that:

1. I have reviewed this annual report on Form 10-K of Capital Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2024

By: /s/ Jay Walker

Name: Jay Walker

Title: Principal Financial Officer

Section 2: EX-32.1 (Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the Annual Report of Capital Bancorp, Inc. (the "Company") on Form 10-K for the period ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the undersigned's best knowledge and belief:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 15, 2024

By: /s/ Edward F. Barry
Name: Edward F. Barry
Title: Chief Executive Officer

By: /s/ Jay Walker
Name: Jay Walker
Title: Principal Financial Officer

Exhibit 97.1

CAPITAL BANCORP, INC.

Incentive Compensation Recovery Policy (the "Policy")

1. Recovery of Excess Incentive Compensation. If Capital Bancorp, Inc. (the "**Company**") is required to prepare a Restatement, the Company's board of directors (the "**Board**") shall, unless the Board's Compensation Committee (the "**Compensation Committee**") determines it to be Impracticable, take reasonably prompt action to recover all Recoverable Compensation from any Covered Person. The Company's obligation to recover Recoverable Compensation is not dependent on if or when the restated financial statements are filed. Subject to applicable law, the Board may seek to recover Recoverable Compensation by requiring a Covered Person to repay such amount to the Company; by adding "holdback" or deferral policies to incentive compensation; by adding post-vesting "holding" or "no transfer" policies to equity awards; by set-off of a Covered Person's other compensation; by reducing future compensation; or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Board may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

2. Administration of Policy. The Board shall have full authority to administer, amend or terminate this Policy. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive. The Board may delegate any of its powers under this Policy to the Compensation Committee or any subcommittee or delegate thereof.

3. Acknowledgement by Executive Officers. The Board shall provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

4. No Indemnification. Notwithstanding the terms of any of the Company's organizational documents, any corporate policy or any contract, no Covered Person shall be indemnified against the loss of any Recoverable Compensation.

5. Disclosures. The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the U.S. Securities and Exchange Commission (the "**SEC**") (including, without limitation, Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")) and any applicable Exchange listing standard.

6. Definitions. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

"**Applicable Period**" means the three completed fiscal years preceding the earlier to occur of: (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. "Applicable Period" also includes, in addition to the three fiscal year period described in the preceding sentence, any transition period (that results from a change in the Company's fiscal year) within or immediately following that completed three fiscal year period; *provided, further,* a transition period between the last day of the Company's previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

"**Covered Person**" means any person who receives Recoverable Compensation.

"Exchange" means any national securities exchange or national securities association upon which the Company has a class of securities listed.

"Executive Officer" includes the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Company's subsidiaries or affiliates) who performs similar policy-making functions for the Company. At a minimum, the term "Executive Officer" shall include all executive officers identified in SEC filings pursuant to Item 401(b) of Regulation S-K, 17 C.F.R. §229.401(b).

"Financial Reporting Measure" means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part (including "non-GAAP" financial measures, such as those appearing in earnings releases) from such measures; provided, however, that any such measure need not be presented within the Company's financial statements or included in a filing made with the SEC. Examples of Financial Reporting Measures include, but are not limited to, measures based on: revenues, net income, operating income, financial ratios, capital ratios, EBITDA, liquidity measures (such as free cash flow), return measures (such as return on assets or return on invested capital), profitability of one or more segments, and cost per employee. Stock price and total stockholder return ("**TSR**") also are Financial Reporting Measures.

"Impracticable" means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable Exchange listing standard, the Compensation Committee determines that recovery of the Recoverable Compensation is impracticable because: (i) it has determined that the direct expense that the Company would pay to a third party to assist in enforcing this Policy and recovering the otherwise Recoverable Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Recoverable Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of the Recoverable Compensation would cause a tax-qualified retirement plan, under which benefits are broadly available to the Company's employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. The Company must: (A) in the case of clause (i) of the preceding sentence, prior to making that determination, make a reasonable attempt to recover any Recoverable Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; and (B) in the case of clause (ii) of the preceding sentence, obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and provide that opinion to the Exchange.

"Incentive-Based Compensation" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time.

"Received" – Incentive-Based Compensation is deemed "Received" in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

"Recoverable Compensation" means all Incentive-Based Compensation (calculated on a pre-tax basis) Received after October 2, 2023 by a Covered Person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company had a class of securities listed on an Exchange; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (i) the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation Received by the Covered Person originally was based; and (ii) the Company must maintain documentation of the determination of the reasonable estimate and provide such documentation to the Exchange.

"Restatement" means an accounting restatement of any of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a "Big R" restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a "little r" restatement). A Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company's internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; or (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

Adopted by the Board of Directors on November 17, 2023.